                    As filed with the Securities and Exchange
                       Commission on February 27, 1998

                                                                     333-36297
                                                                     811-08377

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-3

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  X
                                                                   ---

                       Pre-Effective Amendment No. 2


                       Post-Effective Amendment No.
                                                   --- ---

                                    and/or
      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  X
                                                                      ---

                                 Amendment No. 2


                           PFL ENDEAVOR TARGET ACCOUNT
                           ---------------------------
                           (Exact Name of Registrant)
                           PFL Life Insurance Company
                           --------------------------
                           (Name of Insurance Company)
                            4333 Edgewood Road, N.E.
                          Cedar Rapids, Iowa 52499-0001
                                  800-525-6205

Name and Address of Agent for Service:     Copy to:
Frank A. Camp, Esquire                     Frederick R. Bellamy, Esq.
PFL Life Insurance Company                 Sutherland, Asbill & Brennan LLP
4333 Edgewood Road, N.E.                   1275 Pennsylvania Avenue, N.W.
Cedar Rapids, Iowa 52499                   Washington, D.C.  20004-2404




APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after effectiveness of the Registration Statement.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                             Pursuant to Rule 495

                   Showing Location in Part A (Prospectus),
            Part B (Statement of Additional Information) and Part C
          of Registration Statement Information Required by Form N-3

                                    PART A
                                    ------
Item of Form N-3                                            Prospectus Caption
----------------                                            ----------------------------------------

1.    Cover Page......................................      Cover Page

2.    Table of Contents...............................      Table of Contents

3.    Definitions.....................................      Definitions

4.    Synopsis........................................      Summary of the Policy; Fee Table;
                                                            Historical Performance Data of the
                                                            Mutual Fund Account; Performance
                                                            Information

5.    Condensed Financial Information.................      Condensed Financial Information;
                                                            Financial Statements

6.    General Description of Registrant and
      Depositor

      (a)  Depositor..................................      PFL Life Insurance Company

      (b)  Registrant.................................      The Endeavor Account - The Target
                                                            Account; The Target Account - General

      (c)  Voting Rights..............................      Voting Rights

7.    Management......................................      The Endeavor Accounts; The Target
                                                            Account - General

8.    Deductions and Expenses

      (a)  General....................................      Charges and Deductions; The Target
                                                            Account - General

      (b)  Sales Load %...............................      N/A

      (c)  Special Purchase Plan......................      N/A

      (d)  Commissions................................      Distributor of the Policies

      (e)  Expenses - Registrant......................      N/A



      (f)  Subaccount Expenses........................      Other Expenses Including Investment
                                                            Advisory Fees; The Target Account -
                                                            General

      (g)  Organizational Expenses....................      N/A

9.    General Description of Variable Annuity
      Policies

      (a)  Persons with Rights........................      The Policy; Election of Payment Option;
                                                            Annuity Payment Options; Annuity
                                                            Commencement Date; Voting Rights

      (b)  (i)   Allocation of Premium Payments.......      Allocation of Premium Payments

           (ii)  Transfers............................      Transfers

           (iii) Exchanges............................      N/A

      (c)  Changes....................................      The Mutual Fund Account; Election of
                                                            Payment Option; Annuity
                                                            Commencement Date; Death of
                                                            Annuitant/Owner Prior to Annuity
                                                            Commencement Date; Beneficiary;
                                                            Amendments; The Target Account -
                                                            General

      (d)  Inquiries..................................      Summary of the Policy

10.   Annuity Period..................................      Annuity Payment Options

11.   Death Benefit...................................      Death of Annuitant/Owner Prior to
                                                            Annuity Commencement Date

12.   Purchase and Policy Value

      (a)  Purchases..................................      Policy Application and Issuance of
                                                            Policies - Premium Payments

      (b)  Valuation..................................      Policy Value; The Mutual Fund Account
                                                            Value; The Target Account Value

      (c)  Daily Calculation..........................      The Mutual Fund Account Value; The
                                                            Target Account Value

      (d)  Underwriter................................      Distributor of the Policies


13.   Redemptions

      (a)   By Owners.................................      Surrenders

            By Annuitant..............................      N/A

      (b)   Texas ORP.................................      Restrictions Under the Texas Optional
                                                            Retirement Program

      (c)   Check Delay...............................      Payment Not Honored by Bank

      (d)   Lapse.....................................      N/A

      (e)   Free Look.................................      Summary of the Policy

14.   Taxes ..........................................      Certain Federal Income Tax
                                                            Consequences

15.   Legal Proceedings...............................      Legal Proceedings

16.   Table of Contents for the Statement
            of Additional Information.................      Table of Contents for the Statement of
                                                            Additional Information

                                    PART B
                                    ------

Item of Form N-3                                             Statement of Additional
----------------                                             Information Caption
                                                             ---------------------------------------
17.   Cover Page.......................................      Cover Page

18.   Table of Contents................................      Table of Contents

19.   General Information and History..................      (Prospectus) PFL Life Insurance
                                                             Company

20.   Investment Objectives and Policies...............      What is the Investment Strategy;
                                                             Investment Restrictions

21.   Management.......................................      Management

22.   Investment Advisory and Other Services

      (a)   Investment Advisory Services...............      The Investment Advisory Services

      (b)   Fees and Expenses of the Registrant........      N/A

      (c)   Management Policies........................      The Manager



      (d)   Custodian..................................      Transfer Agent and Custodian; Custody
                                                             of Assets

            Independent Auditors.......................      Independent Auditors

      (e)   Assets of Registrant.......................      Custody of Assets

      (f)   Affiliated Person..........................      N/A

      (g)   Principal Underwriter......................      Distribution of Policies

23.   Brokerage Allocations............................      Brokerage Allocation

24.   Purchase and Pricing of Securities

      Being Offered....................................      Distribution of the Policies

      Offering Sales Load..............................      N/A

25.   Underwriters.....................................      Distribution of the Policies; (Prospectus)
                                                             Distributor of the Policies

26.   Calculation of Performance Data..................      Historical Performance Data

27.   Annuity Payments.................................      (Prospectus) Election of Payment
                                                             Option; (Prospectus) Annuity Payment
                                                             Options

28.   Federal Tax Matters..............................      Federal Tax Matters

29.   Financial Statements.............................      Financial Statements

                          PART C - OTHER INFORMATION
                          --------------------------

Item of Form N-3                                             Part C Caption
----------------                                             ---------------------------------------

30.   Financial Statements and Other Exhibits..........      Financial Statements and Exhibits

      (a)   Financial Statements.......................      Financial Statements

      (b)   Exhibits...................................      Exhibits

31.   Directors and Officers of the
            Insurance Company..........................      Directors and Officers of the Insurance
                                                             Company; Business and Other
                                                             Connections of Investment Advisor

32.   Persons Controlled by or Under Common
            Control with the Insurance Company
            or Registrant..............................      Persons Controlled by or Under
                                                             Common Control with the Insurance
                                                             Company or Registrant

33.   Number of Policyowners...........................      Number of Contract Owners

34.   Indemnification..................................      Indemnification

35.   Business and Other Connection of
            Investment Advisor.........................      Directors and Officers of the Insurance
                                                             Company; Business and Other
                                                             Connections of the Investment Advisor

36.   Principal Underwriters...........................      Principal Underwriters

37.   Location of Accounts and Records.................      Locations of Accounts and Records

38.   Management Services..............................      Management Services

39.   Undertakings.....................................      Undertakings

40.   Signatures.......................................      Signatures


                                    PART C
                                    ------

                               OTHER INFORMATION

Item 28.  Financial Statements and Exhibits


(a)  Financial Statements:

           All required financial statements are included in Part B of this Registration Statement.

(b)  Exhibits:
           (1)        Resolution of the Board of Directors of PFL Life Insurance
                      Company authorizing the establishment of the Target
                      Account. (Note 7)

           (2)        Rules and Regulations of the Target Account. (Note 9)

           (3)(a)     Custodian Agreement between the Target Account and Boston
                      Safe Deposit and Trust Company (Note 9)

           (3)(b)     Not Applicable.

           (4)(a)     Management Agreement between the Target Account and
                      Endeavor Investment Advisers. (Note 9)

           (4)(b)     Investment Advisory Agreement between Endeavor Investment
                      Advisers and First Trust Advisers L.P. (Note 9)

           (5)(a)     Principal Underwriting Agreement by and between PFL Life
                      Insurance Company on its own behalf and on behalf of the Target Account, and AEGON USA Securities, Inc. (Note 2)

           (5)(a)(1)  Principal Underwriting Agreement by and between PFL Life
                      Insurance Company on its own behalf and on behalf of the Target Account, and AFSG Securities Corporation. (Note 8)

           (5)(b) Form of Broker-Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker-Dealer. (Note 8)

           (6)(a)     Form of Policy for the Endeavor Platinum Variable Annuity.
                      (Note 3)

           (6)(b)     Amended pages to Form of Policy for Endeavor Platinum
                      Variable Annuity. (Note 4)

           (6)(c)     Form of Policy Endorsement (Death Benefits). (Note 5)

           (6)(d)     Form of Policy for the Endeavor Platinum Variable Annuity.
                      (Note 6)

           (6)(e)     Form of Policy Endorsement (Nursing Care). (Note 6)



           (6)(f)     Form of Policy Endorsement (Nike Securities). (Note 8)

           (6)(g)     Form of Policy for the PFL Endeavor Platinum Variable
                      Annuity. (Note. 8)

           (7)(a)     Form of Application for PFL Endeavor Platinum Variable
                      Annuity. (Note 6)

           (7)(b)     Form of Application for PFL Endeavor Platinum Variable
                      Annuity.  (Note. 8)

           (8)(a)     Articles of Incorporation of PFL Life Insurance Company.
                      (Note 8)

           (8)(b)     Bylaws of PFL Life Insurance Company. (Note 8)

           (9)        Not Applicable.

           (10)       Not Applicable.

           (11)(a)    Distribution Plan (Note 9).

           (11)(b)    Administrative Services Agreement with First Data
                      Investors Services Group (Note 9).

           (12)       Opinion and Consent of Counsel (Note 8).

           (13)(a)    Opinion and Consent of Actuary (Note 8).

           (13)(b)    Consent of Independent Auditors (Note 9).

           (14)       Not Applicable.

           (15)       Subscription Agreement (Note 9).

           (16)       Not Applicable.

           (17)       Financial Data Schedules. (Note 9)

--------------------

Note 1. Filed with the initial filing of Form N-4 Registration Statement (File No. 33-33085) on January 23, 1990 and incorporated herein by reference.

Note 2. Filed with Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-33085) on April 30, 1993 and incorporated herein by reference.

Note 3. Filed with Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-56908) on December 6, 1993.

Note 4. Filed with Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-56908) on February 28, 1994.

Note 5. Filed with Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-56908) on April 27, 1995 and incorporated herein by reference.

Note 6. Filed with Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 33-56908) on April 29, 1997 and incorporated herein by reference.

Note 7. Filed with the initial filing of Form N-3 Registration Statement (File No. 333-36297) on September 24, 1997.

Note 8.        Filed herewith.

Note 9.        To be filed by amendment.


Item 29.  Directors and Officers of the Insurance Company

-------------------------------------------------------------------------------------------------------------------------
Name and Principal Business                    Positions and Offices with                    Positions and Offices with
Address                                        Insurance Company                             Registrant
-------                                        -----------------                             ----------
William L. Busler                              Director, Chairman of the Board and
4333 Edgewood Road N.E.                        President
Cedar Rapids, Iowa
52499-0001

-------------------------------------------------------------------------------------------------------------------------
Patrick S. Baird                               Director, Senior Vice President and Chief
4333 Edgewood Road N.E.                        Operating Officer
Cedar Rapids, Iowa
52499-0001

-------------------------------------------------------------------------------------------------------------------------
Craig D. Vermie                                Director, Vice President, Secretary and
4333 Edgewood Road N.E.                        General Counsel
Cedar Rapids, Iowa
52499-0001

-------------------------------------------------------------------------------------------------------------------------
Douglas C. Kolsrud                             Director, Vice President and Corporate
4333 Edgewood Road N.E.                        Actuary
Cedar Rapids, Iowa
52499-0001

-------------------------------------------------------------------------------------------------------------------------
Patrick E. Falconio                            Director, Senior Vice President and Chief
4333 Edgewood Road N.E.                        Investment Officer
Cedar Rapids, Iowa
52499-0001

-------------------------------------------------------------------------------------------------------------------------
Robert J. Kontz                                Vice President and Corporate Controller
4333 Edgewood Road N.E.
Cedar Rapids, Iowa
52499-0001

-------------------------------------------------------------------------------------------------------------------------
Brenda K. Clancy                               Vice President, Treasurer and Chief
4333 Edgewood Road N.E.                        Financial Officer
Cedar Rapids, Iowa
52499-0001
-------------------------------------------------------------------------------------------------------------------------

Item 30. Persons Controlled by or Under Common Control with the Insurance Company or Registrant




                                        Jurisdiction of       Percent of Voting
Name                                    Incorporation         Securities Owned                     Business
----                                    -------------         ----------------                     ---------
AEGON N.V.                              Netherlands           53.63% of Vereniging                 Holding company
                                        Corporation           AEGON Netherlands
                                                              Membership Association

Groninger Financieringen B.V.           Netherlands           100% of AEGON N.V.                   Holding company
                                        Corporation           Netherlands Corporation

AEGON Netherland N.V.                   Netherlands           100% of AEGON N.V.                   Holding company
                                        Corporation           Netherlands Corporation

AEGON Nevak Holding B.V.                Netherlands           100% of AEGON N.V.                   Holding company
                                        Corporation           Netherlands Corporation

AEGON International N.V.                Netherlands           100% of AEGON N.V.                   Holding company
                                        Corporation           Netherlands Corporation

Voting Trust                            Delaware                                                   Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding                      Delaware              100% of Voting Trust                 Holding company
Corporation

Short Hills Management                  New Jersey            100% of AEGON U.S.                   Holding company
Company                                                       Holding Corporation

CORPA Reinsurance                       New York              100% of AEGON U.S.                   Holding company
Company                                                       Holding Corporation

AEGON Management                        Indiana               100% of AEGON U.S.                   Holding company
Company                                                       Holding Corporation

RCC North America Inc.                  Delaware              100% of AEGON U.S.                   Holding company
                                                              Holding Corporation

AEGON USA, Inc.                         Iowa                  100% AEGON U.S.                      Holding company
                                                              Holding Corporation

AUSA Holding Company                    Maryland              100% AEGON USA, Inc.                 Holding company

Monumental General Insurance            Maryland              100% AUSA Holding Co.                Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.        Kansas                100% Monumental General              Sale/admin. of travel
                                                              Insurance Group, Inc.                insurance

Monumental General                      Maryland              100% Monumental General              Provides management srvcs.
Administrators, Inc.                                          Insurance Group, Inc.                to unaffiliated third party
                                                                                                   administrator

Executive Management and                Maryland              100% Monumental General              Provides actuarial consulting
Consultant Services, Inc.                                     Administrators, Inc.                 services

Monumental General Mass                 Maryland              100% Monumental General              Marketing arm for sale of
Marketing, Inc.                                               Insurance Group, Inc.                mass marketed insurance
                                                                                                   coverages

Diversified Investment                  Delaware              100% AUSA Holding Co.                Registered investment advisor
Advisors, Inc.

Diversified Investors Securities        Delaware              100% Diversified Investment          Broker-Dealer
Corp.                                                         Advisors, Inc.

AEGON USA Securities, Inc.              Iowa                  100% AUSA Holding Co.                Broker-Dealer

Supplemental Ins. Division, Inc.        Tennessee             100% AUSA Holding Co.                Insurance

Creditor Resources, Inc.                Michigan              100% AUSA Holding Co.                Credit insurance

CRC Creditor Resources                  Canada                100% Creditor Resources, Inc.        Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                    Iowa                  100% AUSA Holding Co.                Investment advisor
Management, Inc.

AEGON USA Realty                        Iowa                  100% AUSA Holding Co.                Provides real estate
Advisors, Inc.                                                                                     administrative and real
                                                                                                   estate investment services

Quantra Corporation                     Delaware              100% AEGON USA Realty                Real estate and financial
                                                              Advisors, Inc.                       software production and sales

Quantra Software Corporation            Delaware              100% Quantra Corporation             Manufacture and sell
                                                                                                   mortgage loan and security
                                                                                                   management software

Landauer Realty Advisors, Inc.          Iowa                  100% AEGON USA Realty                Real estate counseling
                                                              Advisors, Inc.

Landauer Associates, Inc.               Delaware              100% AEGON USA Realty                Real estate counseling
                                                              Advisors, Inc.

Realty Information Systems, Inc.        Iowa                  100% AEGON USA Realty                Information Systems for
                                                              Advisors, Inc.                       real estate investment
                                                                                                   management

AEGON USA Realty                        Iowa                  100% AEGON USA                       Real estate management
Management, Inc                                               Realty Advisors, Inc.

USP Real Estate Investment Trust        Iowa                  21.89% First AUSA Life Ins. Co.      Real estate investment trust
                                                              13.11% PFL Life Ins. Co.
                                                              4.86% Bankers United Life
                                                              Assurance Co.

Cedar Income Fund, Ltd.                 Iowa                  16.73%  PFL Life Ins. Co.            Real estate investment trust
                                                              3.77%   Bankers United Life
                                                                      Assurance Company
                                                              3.38%   Life Investors Co. of
                                                                      America
                                                              1.97%   AEGON USA Realty Advisors,
                                                                      Inc.
                                                               .18%   First AUSA Life Ins. Co.

RCC Properties Limited                  Iowa                  AEGON USA Realty Advisors,           Limited Partnership
Partnership                                                   Inc. is General Partner and 5%
                                                              owner.

AUSA Financial Markets, Inc.            Iowa                  100% AUSA Holding Co.                Marketing

Endeavor Investment Advisors            California            49.9% AUSA Financial                 General Partnership
                                                              Markets, Inc.

Universal Benefits Corporation          Iowa                  100% AUSA Holding Co.                Third party administrator

Investors Warranty of                   Iowa                  100% AUSA Holding Co.                Provider of automobile
America, Inc.                                                                                      extended maintenance
                                                                                                   contracts

Massachusetts Fidelity Trust Co.        Iowa                  100% AUSA Holding Co.                Trust company

Money Services, Inc.                    Delaware              100% AUSA Holding Co.                Provides financial counseling
                                                                                                   for employees and agents of
                                                                                                   affiliated companies

Zahorik Company, Inc.                   California            100% AUSA Holding Co.                Broker-Dealer

ZCI, Inc.                               Alabama               100% Zahorik Company, Inc.           Insurance agency

AEGON Asset Management                  Delaware              100% AUSA Holding Co.                Registered investment advisor
Services, Inc.

Intersecurities, Inc.                   Delaware              100% AUSA Holding Co.                Broker-Dealer

ISI Insurance Agency, Inc.              California            100% Intersecurities, Inc.           Insurance agency

ISI Insurance Agency                    Ohio                  100% ISI Insurance Agency, Inc.      Insurance agency
of Ohio, Inc.

ISI Insurance Agency                    Texas                 100% ISI Insurance Agency, Inc.      Insurance agency
of Texas, Inc.

ISI Insurance Agency                    Massachusetts         100% ISI Insurance Agency Inc.       Insurance Agency
of Massachusetts, Inc.

Associated Mariner Financial            Michigan              100% Intersecurities, Inc.           Holding co./management
Group, Inc.                                                                                        services

Mariner Financial Services, Inc.        Michigan              100% Associated Mariner              Broker/Dealer
                                                              Financial Group, Inc.

Mariner Planning Corporation            Michigan              100% Mariner Financial               Financial planning
                                                              Services, Inc.

Associated Mariner Agency, Inc.         Michigan              100% Associated Mariner              Insurance agency
                                                              Financial Group, Inc.

Associated Mariner Agency               Hawaii                100% Associated Mariner              Insurance agency
of Hawaii, Inc.                                               Agency, Inc.

Associated Mariner Ins. Agency          Massachusetts         100% Associated Mariner              Insurance agency
of Massachusetts, Inc.                                        Agency, Inc.

Associated Mariner Agency               Ohio                  100% Associated Mariner              Insurance agency
Ohio, Inc.                                                    Agency, Inc.

Associated Mariner Agency               Texas                 100% Associated Mariner              Insurance agency
Texas, Inc.                                                   Agency, Inc.

Associated Mariner Agency               New Mexico            100% Associated Mariner              Insurance agency
New Mexico, Inc.                                              Agency, Inc.

Mariner Mortgage Corp.                  Michigan              100% Associated Mariner              Mortgage origination
                                                              Financial Group, Inc.

Idex Investor Services, Inc.            Florida               100% AUSA Holding Co.                Shareholder services

Idex Management, Inc.                   Delaware              50% AUSA Holding Co.                 Investment advisor
                                                              50% Janus Capital Corp.

IDEX II Series Fund                     Massachusetts         Various                              Mutual fund

IDEX Fund                               Massachusetts         Various                              Mutual fund

IDEX Fund 3                             Massachusetts         Various                              Mutual fund

First AUSA Life Insurance               Maryland              100% AEGON USA, Inc.                 Insurance holding company
Company

AUSA Life Insurance                     New York              100% First AUSA Life                 Insurance
Company, Inc.                                                 Insurance Company

Life Investors Insurance                Iowa                  100% First AUSA Life Ins. Co.        Insurance
Company of America

Bankers United Life                     Iowa                  100% Life Investors Ins.             Insurance
Assurance Company                                             Company of America

Life Investors Agency                   Iowa                  100% Life Investors Ins.             Marketing
Group, Inc.                                                   Company of America

PFL Life Insurance Company              Iowa                  100% First AUSA Life Ins. Co.        Insurance

AEGON Financial Services                Minnesota             100% PFL Life Insurance Co.          Marketing
Group, Inc.

AEGON Assignment Corporation            Kentucky              100% AEGON Financial                 Administrator of structured
                                                              Services Group, Inc.                 settlements

Southwest Equity Life Ins. Co.          Arizona               100% of Common Voting Stock          Insurance
                                                              First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.        Arizona               100% of Common Voting Stock          Insurance
                                                              First AUSA Life Ins. Co.

Western Reserve Life Assurance          Ohio                  100% First AUSA Life Ins. Co.        Insurance
Co. of Ohio

WRL Series Fund, Inc.                   Maryland              Various                              Mutual fund

WRL Investment Services, Inc.           Florida               100% Western Reserve Life            Provides administration for
                                                              Assurance Co. of Ohio                affiliated mutual fund

WRL Investment                          Florida               100% Western Reserve Life            Registered investment advisor
Management, Inc.                                              Assurance Co. of Ohio

Monumental Life Insurance Co.           Maryland              100% First AUSA Life Ins. Co.        Insurance

AEGON Special Markets                   Maryland              100% Monumental Life Ins. Co.        Marketing
Group, Inc.

Monumental General Casualty Co.         Maryland              100% First AUSA Life Ins. Co.        Insurance

United Financial Services, Inc.         Maryland              100% First AUSA Life Ins. Co.        General agency

Bankers Financial Life Ins. Co.         Arizona               100% First AUSA Life Ins. Co.        Insurance

The Whitestone Corporation              Maryland              100% First AUSA Life Ins. Co.        Insurance agency

Cadet Holding Corp.                     Iowa                  100% First AUSA Life                 Holding company
                                                              Insurance Company

Commonwealth General                    Delaware              100% AEGON USA                       Holding company
Corporation ("CGC")

PB Series Trust                         Massachusetts         N/A                                  Mutual fund

Monumental Agency Group, Inc.           Kentucky              100%  CGC                            Provider of srvcs. to ins. cos.

Benefit Plans, Inc.                     Delaware              100% CGC                             TPA for Peoples Security Life
                                                                                                   Insurance Company

Durco Agency, Inc.                      Virginia              100% Benefit Plans, Inc.             General agent

Commonwealth General.                   Kentucky              100% CGC                             Administrator of structured
Assignment Corporation                                                                             settlements

Providian Financial Services, Inc.      Pennsylvania          100% CGC                             Financial services

AFSG Securities Corporation             Pennsylvania          100% CGC                             Broker-Dealer

PB Investment Advisors, Inc.            Delaware              100% CGC                             Registered investment advisor

Diversified Financial Products Inc.     Delaware              100% CGC                             Provider of investment,
                                                                                                   marketing and admin.
                                                                                                   services to ins. cos.

AEGON USA Real Estate                   Delaware              100% Diversified Financial           Real estate and mortgage
Services, Inc.                                                Products Inc.                        holding company

Capital Real Estate                     Delaware              100% CGC                             Furniture and equipment lessor
Development Corporation

Capital General Development             Delaware              100% CGC                             Holding company
Corporation

Commonwealth Life                       Kentucky              100% Capital General                 Insurance company
Insurance Company                                             Development Corporation

Agency Holding I, Inc.                  Delaware              100%Commonwealth Life                Investment subsidiary
                                                              Insurance Company

Agency Investments I, Inc.              Delaware              100% Agency Holding I, Inc.          Investment subsidiary

Peoples Security Life                   North Carolina        100% Capital General                 Insurance company
Insurance Company                                             Development Corporation

Ammest Realty Corporation               Texas                 100% Peoples Security Life           Special purpose subsidiary
                                                              Insurance Company

Agency Holding II, Inc.                 Delaware              100% Peoples Security Life           Investment subsidiary
                                                              Insurance Company

Agency Investments II, Inc.             Delaware              100% Agency Holding II, Inc.         Investment subsidiary

Agency Holding III, Inc.                Delaware              100% Peoples Security Life           Investment subsidiary
                                                              Insurance Company

Agency Investments III, Inc.            Delaware              100% Agency Holding III, Inc.        Investment subsidiary

JMH Operating Company, Inc.             Mississippi           100% Peoples Security Life           Real estate holdings
                                                              Insurance Company

Capital Security Life Ins. Co.          North Carolina        100% Capital General                 Insurance company
                                                              Development Corporation

Independence Automobile                 Florida               100% Capital Security                Automobile Club
Association, Inc.                                             Life Insurance Company

Independence Automobile                 Georgia               100% Capital Security                Automobile Club
Club, Inc.                                                    Life Insurance Company

Capital 200 Block Corporation           Delaware              100% CGC                             Real estate holdings

Capital Broadway Corporation            Kentucky              100% CGC                             Real estate holdings

Southlife, Inc.                         Tennessee             100% CGC                             Investment subsidiary

Ampac Insurance Agency, Inc.            Pennsylvania          100% CGC                             Provider of management
(EIN 23-1720755)                                                                                   support services

National Home Life Corporation          Pennsylvania          100% Ampac Insurance                 Special-purpose subsidiary
                                                              Agency, Inc.

Compass Rose Development                Pennsylvania          100% Ampac Insurance                 Special-purpose subsidiary
Corporation                                                   Agency, Inc.

Association Consultants, Inc.           Illinois              100% Ampac Insurance                 TPA license-holder
                                                              Agency, Inc.

Valley Forge Associates, Inc.           Pennsylvania          100% Ampac Insurance                 Furniture & equipment lessor
                                                              Agency, Inc.

Veterans Benefits Plans, Inc.           Pennsylvania          100% Ampac Insurance                 Administrator of group
                                                              Agency, Inc.                         insurance programs

Veterans Insurance Services, Inc.       Delaware              100% Ampac Insurance                 Special-purpose subsidiary
                                                              Agency, Inc.

Financial Planning Services, Inc.       Dist. Columbia        100% Ampac Insurance                 Special-purpose subsidiary
                                                              Agency, Inc.

Providian Auto and Home                 Missouri              100% CGC                             Insurance company
Insurance Company

Academy Insurance Group, Inc.           Delaware              100% CGC                             Holding company

Academy Life Insurance Co.              Missouri              100% Academy Insurance               Insurance company
                                                              Group, Inc.

Pension Life Insurance                  New Jersey            100% Academy Insurance               Insurance company
Company of America                                            Group, Inc.

Academy Services, Inc.                  Delaware              100% Academy Insurance               Special-purpose subsidiary
                                                              Group, Inc.

Ammest Development Corp. Inc.           Kansas                100% Academy Insurance               Special-purpose subsidiary
                                                              Group, Inc.

Ammest Insurance Agency, Inc.           California            100% Academy Insurance               General agent
                                                              Group, Inc.

Ammest Massachusetts                    Massachusetts         100% Academy Insurance               Special-purpose subsidiary
Insurance Agency, Inc.                                        Group, Inc.

Ammest Realty, Inc.                     Pennsylvania          100% Academy Insurance               Special-purpose subsidiary
                                                              Group, Inc.

Ampac,  Inc.                            Texas                 100% Academy Insurance               Managing general agent
                                                              Group, Inc.

Ampac Insurance Agency, Inc.            Pennsylvania          100% Academy Insurance               Special-purpose subsidiary
(EIN 23-2364438)                                              Group, Inc.

Data/Mark Services, Inc.                Delaware              100% Academy Insurance               Provider of mgmt. services
                                                              Group, Inc.

Force Financial Group, Inc.             Delaware              100% Academy Insurance               Special-purpose subsidiary
                                                              Group, Inc.

Force Financial Services, Inc.          Massachusetts         100% Force Fin. Group, Inc.          Special-purpose subsidiary

Military Associates, Inc.               Pennsylvania          100% Academy Insurance               Special-purpose subsidiary
                                                              Group, Inc.

NCOA Motor Club, Inc.                   Georgia               100% Academy Insurance               Automobile club
                                                              Group, Inc.

NCOAA Management Company                Texas                 100% Academy Insurance               Special-purpose subsidiary
                                                              Group, Inc.

Unicom Administrative                   Pennsylvania          100% Academy Insurance               Provider of admin. services
Services, Inc.                                                Group, Inc.

Unicom Administrative                   Germany               100% Unicom Administrative           Provider of admin. services
Services, GmbH                                                Services, Inc.

Providian Property and Casualty         Kentucky              100% Providian Auto and              Insurance company
Insurance Company                                             Home Insurance Company

Providian Fire Insurance Co.            Kentucky              100% Providian Property              Insurance company
                                                              and Casualty Insurance Co.

Capital Liberty, L.P.                   Delaware              79.2% Commonwealth Life              Holding Company
                                                              Insurance Company
                                                              19.8% Peoples Security Life
                                                              Insurance Company
                                                              1% CGC

Commonwealth General LLC                Turks &               100% CGC                             Special-purpose subsidiary
                                        Caicos Islands

Providian Life and Health               Missouri              3.7% CGC                             Insurance company
Insurance Company                                             15.3% Peoples Security Life
                                                              Insurance Company
                                                              20% Capital Liberty, L.P.
                                                              61% Commonwealth Life
                                                              Insurance Company

Veterans Life Insurance Co.             Illinois              100% Providian Life and              Insurance company
                                                              Health Insurance Company

Peoples Benefit Services, Inc.          Pennsylvania          100% Veterans Life Ins. Co.          Special-purpose subsidiary

First Providian Life and                New York              100% Veterans Life Ins. Co.          Insurance Company
Health Insurance Company


Item 31.  Number of Contract Owners

           As of December 31, 1997, there were 0 Owners of the Policies.

Item 32.  Indemnification

          The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                          --- ----
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 33.  Business and Other Connections of Investment Adviser

          Manager - Endeavor Investment Advisers

          The Manager is a registered investment adviser providing investment management and administrative services to the Registrant.

          The list required by this Item 33 of partners, officers and directors of the Manager together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years is incorporated by reference to Schedule B and D of Form ADV filed by the Manager pursuant to the Investment Advisers Act of 1940 (SEC No. 801-41827).

           Advisers - First Trust Advisers L.P.

           [ADD INFORMATION REGARDING FIRST TRUST ADVISERS L.P.]

Item 34.  Principal Underwriters

                     AFSG Securities Corporation
                     400 West Market Street
                     Louisville, KY 40202


The directors and officers of AFSG Securities Corporation are as follows:

Lorri E. Mehaffey                            Sarah J. Strange
Director and President                       Director and Vice President

Harvey E. Willis                             Brenda K. Clancy
Vice President and Secretary                 Vice President

Kimberly A. Scouller                         Michael G. Ayers
Vice President and                           Treasurer/Controller
Chief Compliance Officer

Debra C. Cubero                              Colleen S. Lyons
Vice President                               Assistant Secretary

Gregory J. Garvin                            John F. Reesor
Vice President                               Assistant Secretary

Michael F. Lane                              Larry N. Norman
Vice President                               Director

Anne Spaes
Vice President

The principal business address of each person listed is ASFG Securities Corporation, 400 West Market Street, Louisville, KY 40202.

          AFSG Securities Corporation also serves as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Lite Variable Annuity Account A, the PFL Retirement Builder Variable Annuity Account, and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc., life insurance company affiliates of AFSG Securities Corporation.

          Commissions and Other Compensation Received by Principal Underwriter. AEGON USA Securities, Inc., the former broker /dealer, and/or the broker-dealers received $0 from the Registrant during the last fiscal year for its services in distributing the Policies. No other commission or compensation was received by he principal underwriter, directly or indirectly, from the Registrant for distributing the Policies during the fiscal year.

Item 35.  Location of Accounts and Records

          The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 36.  Management Services

          All management Contracts are discussed in Part A or Part B.

Item 37.  Undertakings

          (a) Registrant undertakes to file a post-effective amendment, using financial statements of the Registrant which need not be certified, within four to six months from the effective date of the Registrant's 1933 Act registration statement.

          (b) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Policy may be accepted.

          (c) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
(ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

          (d) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

          (e) PFL Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

Section 403 (b) Representations
-------------------------------

          PFL represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

PROSPECTUS                                                      May 1, 1998

                    THE ENDEAVOR PLATINUM VARIABLE ANNUITY

                                Issued Through

                PFL ENDEAVOR PLATINUM VARIABLE ANNUITY ACCOUNTS

                                      by

                          PFL LIFE INSURANCE COMPANY

  The Endeavor Platinum Variable Annuity Policy is a Flexible Premium Variable Annuity that is offered by PFL Life Insurance Company ("PFL"). You can use the Policy to accumulate funds for retirement or other long-term financial planning purposes. You are generally not taxed on any earnings on amounts you invest until you withdraw them or begin to receive annuity payments. The Policy is a "variable" annuity because the value of your investments can go up or down based on the performance of the investment options that you select. It is a flexible premium policy because after you purchase it you can generally make additional investments of any amount of $50 or more, until the Annuity Commencement Date when PFL begins making annuity payments to you.

  You have several investment options to choose from offered through three accounts: the Mutual Fund Account, the Target Account, and the Fixed Account. These include the following variable investment options:

Endeavor Asset Allocation Portfolio      Dreyfus Small Cap Value Portfolio

Endeavor Money Market Portfolio          Dreyfus U.S. Government Securities
                                           Portfolio
T. Rowe Price International Stock
  Portfolio                              Endeavor Value Equity Portfolio

T. Rowe Price Equity Income Portfolio    Endeavor Opportunity Value
                                           Portfolio
T. Rowe Price Growth Stock Portfolio
                                         Endeavor Enhanced Index Portfolio
DJIA Target 10 Subaccount
                                         Endeavor Select 50 Portfolio
DJIA Target 5 Subaccount
                                         Endeavor High Yield Portfolio

                                         WRL Growth Portfolio

  YOU AS THE OWNER OF THE POLICY, BEAR THE ENTIRE INVESTMENT RISK FOR ALL AMOUNTS THAT YOU ALLOCATE TO ANY OF THE MUTUAL FUND OR TARGET SUBACCOUNTS. THIS MEANS THAT YOU COULD LOSE THE AMOUNT THAT YOU INVEST. But if the Mutual Fund or Target Subaccounts increase in value, then the value of your Policy will also increase.


  The Fixed Account is an additional investment option. If you invest in one of the alternatives available under the Fixed Account, then PFL guarantees to return your investment with interest at rates that PFL will declare from time to time.

  Of course, you can choose any combination of these investment options. You can also transfer amounts among these options (subject to some restrictions).

  LIKE ALL SECURITIES, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  You should only purchase a Policy as a long-term investment. However, you do have access to all or some of the current cash value of your investments at any time before the Annuity Commencement Date. You may have to pay income taxes on some or all of the amount you withdraw, and if you are under the age 59 1/2 there may also be a tax penalty. In addition, there may be an interest penalty if you make a premature withdrawal from the Fixed Account (this is called an "Excess Interest Adjustment," and it could also result in you earning extra interest). PFL has the right to postpone withdrawals from the Fixed Account.

  Prospectuses for the mutual fund portfolios are attached to the back of this Prospectus. This Prospectus and the mutual fund prospectuses give you vital information about the Policies, the mutual funds and the subaccounts. Please read them carefully before you invest. Keep them for future reference.

  PLEASE NOTE THAT THE POLICIES, THE MUTUAL FUNDS AND THE SUBACCOUNTS: ARE NOT BANK DEPOSITS, ARE NOT FEDERALLY INSURED, ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY AND ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL.

  This Prospectus sets forth the information that a prospective purchaser should consider before purchasing a Policy. It should be kept for future reference. A Statement of Additional Information about the Policy, the Mutual Fund Account and the Target Account which has the same date as this Prospectus has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available at no cost to any person requesting a copy by writing PFL at the Administrative and Service Office or by calling 1-800-525-6205. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

  This Prospectus and the Statement of Additional Information generally describe only the Policies, the Mutual Fund Account and the Target Account, except when the Fixed Account is specifically mentioned.

                      Administrative and Service Office:
            Financial Markets Division--Variable Annuity Department
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

                     Please Read This Prospectus Carefully
                         Keep it For Future Reference.

  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                 INTRODUCTION

  There are three parts to this prospectus. Part I contains a summary and certain financial data. Part II contains a detailed description of the Policies and a brief description of the investment options. Part III describes the Target Account. Separate prospectuses follow that describe the mutual fund portfolios.

                               TABLE OF CONTENTS

                                     PART I

DEFINITIONS.................................................................   6
SUMMARY OF THE POLICY.......................................................  10
FEE TABLES..................................................................  16
CONDENSED FINANCIAL INFORMATION.............................................  21
FINANCIAL STATEMENTS........................................................  23

                                    PART II

PFL LIFE INSURANCE COMPANY..................................................  24
THE ENDEAVOR ACCOUNTS.......................................................  24
  The Mutual Fund Account...................................................  24
    The Underlying Funds....................................................  25
  The Target Account........................................................  28
    The Target Subaccounts..................................................  28
  The Fixed Account.........................................................  29
    Guaranteed Periods......................................................  30
    Dollar Cost Averaging Fixed Account Option..............................  30
    Current Interest Rates..................................................  31
  Transfers.................................................................  32
  Reinstatements............................................................  33
  Telephone Transactions....................................................  33
  Dollar Cost Averaging (DCA)...............................................  34
  Asset Rebalancing.........................................................  35
PUBLISHED RATINGS...........................................................  35
THE POLICY..................................................................  36
  Policy Application and Issuance of Policies--Premium Payments.............  36
    Additional Premium Payments.............................................  37
    Maximum Total Premium Payments..........................................  37
    Allocation of Premium Payments..........................................  37
    Payment Not Honored by Bank.............................................  37
  Policy Value..............................................................  37
    The Mutual Fund Account Value...........................................  38
    The Target Account Value................................................  38
  Amendments................................................................  38
  Non-participating Policy..................................................  39
DISTRIBUTIONS UNDER THE POLICY..............................................  39
  Surrenders................................................................  39
  Nursing Care and Terminal Condition Waiver................................  40
  Excess Interest Adjustment (EIA)..........................................  40
  Systematic Payout Option..................................................  41
  Annuity Payments..........................................................  42
    Annuity Commencement Date...............................................  42
    Election of Payment Option..............................................  42
    Premium Tax.............................................................  43
    Supplementary Contract..................................................  43
    Availablity as an Immediate Annuity.....................................  43
  Annuity Payment Options...................................................  43

  Death Benefit............................................................  46
  Death of Owner...........................................................  49
  Restrictions Under the Texas Optional Retirement Program.................  49
  Restrictions Under Section 403(b) Plans..................................  49
  Restrictions Under Qualified Policies....................................  50
CHARGES AND DEDUCTIONS.....................................................  50
  Mortality and Expense Risk Fee...........................................  50
  Administrative Charges...................................................  51
  Distribution Financing Charge............................................  51
  Premium Taxes............................................................  52
  Federal, State and Local Taxes...........................................  52
  Transfer Fee.............................................................  52
  Other Expenses Including Investment Advisory Fees........................  52
CERTAIN FEDERAL INCOME TAX CONSEQUENCES....................................  53
  Tax Status of the Policy.................................................  54
  Taxation of Annuities....................................................  55
DISTRIBUTOR OF THE POLICIES................................................  61
VOTING RIGHTS..............................................................  62
  The Mutual Fund Account..................................................  62
  The Target Account.......................................................  63
YEAR 2000 MATTERS..........................................................  64
LEGAL PROCEEDINGS..........................................................  65
HISTORICAL PERFORMANCE DATA OF THE MUTUAL FUND ACCOUNT.....................  65
  Standardized Performance Data............................................  65
  Endeavor Money Market Subaccount.........................................  65
  Other Subaccounts........................................................  65
  Average Annual Total Returns.............................................  67
  Adjusted Historical Performance Data of the Portfolios...................  68
  Adjusted Average Annual Total Returns....................................  69
  Endeavor High Yield, Endeavor Enhanced Index and Endeavor Select 50
    Portfolios.............................................................  70
  Non-Standardized Performance Data........................................  70

                                    PART III

THE TARGET ACCOUNT.........................................................  72
  Target Account Definitions...............................................  72
  General..................................................................  72
  Investment Strategy......................................................  74
  The Dow Jones Industrial Average.........................................  76
  Investment Risks.........................................................  77
PERFORMANCE INFORMATION....................................................  79
  Subaccounts of the Target Account--Performance Data......................  79
  Comparison of Total Return...............................................  80
  Past Performance of the DJIA.............................................  81
  Standardized Performance Data............................................  82
  Non-Standardized Performance Data........................................  82
PORTFOLIO TURNOVER.........................................................  82
STATEMENT OF ADDITIONAL INFORMATION........................................  82
Appendix A................................................................. A-1
Appendix B................................................................. A-2

                                  DEFINITIONS

  Accumulation Unit--An accounting unit of measure used in calculating the Policy Value in the Mutual Fund Account and the Target Account before the Annuity Commencement Date.

  Adjusted Policy Value--An amount equal to the Policy Value increased or decreased by any Excess Interest Adjustments.

  Administrative and Service Office--Financial Markets Division--Variable Annuity Dept., PFL Life Insurance Company, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

  Annuitant--The person entitled to receive Annuity Payments after the Annuity Commencement Date and during whose life any Annuity Payments involving life contingencies will continue.

  Annuity Commencement Date--The date upon which Annuity Payments are to commence. This date may be any date at least thirty days after the Policy Date and not be later than the last day of the policy month starting after the Annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the month following the month in which the Annuitant attains age 95.

  Annuity Payment Option or Payment Option--A method of receiving a stream of Annuity Payments selected by the Owner.

  Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity Payment after the Annuity Commencement Date.

  Beneficiary--The person who has the right to the death benefit set forth in the Policy.

  Business Day--A day when the New York Stock Exchange is open for business.

  Cash Value--On or before the Annuity Commencement Date, is the amount equal to the Adjusted Policy Value.

  Code--The Internal Revenue Code of 1986, as amended.

  Current Interest Rate--The interest rate or rates currently guaranteed to be credited on amounts under a Policy allocated to the Fixed Account. This interest rate will always equal or exceed a minimum effective annual rate of 3%. See Appendix B for variations in the minimum guaranteed effective annual interest rate applicable to the Fixed Account.

  Distribution Financing Charge--A daily charge for the first ten Policy Years equal to an effective annual rate of 0.25% of the Mutual Fund Account's and the Target Account's net assets. This charge is not deducted after the Annuity Commencement Date.

  Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL will constitute Due Proof of Death.

  Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon Partial Withdrawals or surrenders, to amounts you transfer from the Fixed Account Guaranteed Period Options, or to amounts applied to Annuity Payment Options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by, or an amount was transferred to, the Guaranteed Period Option. The Excess Interest Adjustment
(EIA) can either decrease or increase the amount you receive upon surrender or commencement of Annuity Payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

  Fixed Account--A group of Investment Options under the Policy, other than the Mutual Fund Account or the Target Account, that are part of the general assets of PFL and which are not in separate accounts.

  Fixed Annuity Payments--Payments made pursuant to an Annuity Payment Option which do not fluctuate in amount.

  Gross Partial Withdrawal--The amount of the requested partial withdrawal, minus any applicable Excess Interest Adjustment.

  Guaranteed Period Options--The various guaranteed interest rate periods which may be offered by PFL under the Fixed Account into which premiums may be paid or amounts may be transferred.

  Investment Options--Any of the Guaranteed Period Options of the Fixed Account, the Dollar Cost Averaging Fixed Account Option, and any of the Subaccounts of the Mutual Fund Account or the Target Account.

  Mutual Fund Account--A separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which Premium Payments under the Policies may be allocated and which invests in the Growth Portfolio of the WRL Series Fund, Inc., designated portfolios of the Endeavor Series Trust and such other mutual funds as PFL may determine from time to time.

  Mutual Fund Subaccount--A subdivision within the Mutual Fund Account, the assets of which are invested in a specified portfolio of the Underlying Funds.

  Nonqualified Policy--A Policy other than a Qualified Policy.

  PFL--PFL Life Insurance Company, the issuer of the Policies.

  Policy--One of the variable annuity policies offered by this Prospectus.

  Policy Anniversary--Each anniversary of the Policy Date.

  Policy Date--The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.

  Policy Owner or Owner--The person who may exercise all rights and privileges under the Policy. The Policy Owner during the lifetime of the Annuitant and prior to the Annuity Commencement Date is the person designated as the Policy Owner or a Successor Owner in the application.

  Policy Value--On or before the Annuity Commencement Date, this is an amount equal to (a) the Premium Payments; minus (b) Gross Partial Withdrawals taken; plus (c) interest credited in the Fixed Account; plus or minus (d) accumulated gains or losses in the Mutual Fund Account and the Target Account; minus (e) applicable service charges, premium taxes, and transfer fees, if any.

  Policy Year--Each 12-month period beginning on the Policy Date shown on the Policy data page and each Policy Anniversary thereafter.

  Premium Payment--An amount you pay to PFL, or is paid to PFL on your behalf, as consideration for the benefits provided by the Policy.

  Qualified Policy--A Policy issued in connection with retirement plans that qualify for special Federal income tax treatment under the Code.

  Service Charge--An annual charge on each Policy Anniversary (and a charge at the time of surrender) for Policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the Policy Value or $35.

  Successor Owner--A person appointed by the Policy Owner to succeed to ownership of the Policy in the event of the death of the Policy Owner (if the Policy Owner is not the Annuitant) before the Annuity Commencement Date.

  Target Account--A separate account established and registered as a management investment company under the Investment Company Act of 1940 to which Premium Payments under the Policies may be allocated.

  Target Subaccount--A subdivision within the Target Account, the assets of which are invested in common stocks selected according to a specified investment strategy.

  Underlying Funds--The WRL Growth Portfolio of the WRL Series Fund, Inc., and designated portfolios of the Endeavor Series Trust.

  Valuation Period--The period of time from one determination of Accumulation Unit values and Annuity Unit values to the next subsequent determination of values. Such determination shall be made on each Business Day.

  Variable Annuity Payments--Payments made pursuant to an Annuity Payment Option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified Subaccounts within the Mutual Fund Account or the Target Account.

  Written Notice or Written Request--Written notice, signed by the Owner, that gives PFL the information it requires and is received at the Administrative and Service Office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

                             SUMMARY OF THE POLICY

  The following summary is intended to provide a brief overview of the Policy. More detailed information can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

THE POLICY

  The Endeavor Platinum Variable Annuity is a Flexible Premium Variable Annuity which can be purchased as a Non-Qualified Policy or as a Qualified Policy. You allocate the Premium Payments among the Mutual Fund Account, the Target Account or the Fixed Account.

THE ENDEAVOR ACCOUNTS

  The Mutual Fund Account. The Mutual Fund Account is a separate account of PFL, which has dedicated a number of subaccount to the Policy that invest exclusively in shares of designated portfolios of the Endeavor Series Trust and the Growth Portfolio of the WRL Series Fund, Inc. (collectively, the "Underlying Funds"). The Endeavor Series Trust is a mutual fund managed by Endeavor Investment Advisers, a general partnership between Endeavor Management Co. and AUSA Financial Markets, Inc. (an affiliate of PFL), which contracts with several subadvisers (as described in separate prospectuses that accompany this Prospectus) for investment advisory services. The WRL Growth Portfolio is a portfolio within the WRL Series Fund, Inc. The WRL Series Fund, Inc. is a mutual fund whose investment adviser is WRL Investment Management, Inc., a subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), (an affiliate of PFL). WRL Investment Management, Inc. contracts with Janus Capital Corporation as a subadviser to the WRL Growth Portfolio for investment advisory services.

  The portfolios of the Underlying Funds currently offered are as follows:

Endeavor Asset Allocation  Portfolio   Dreyfus Small Cap Value Portfolio

Endeavor Money Market Portfolio        Dreyfus U.S. Government Securities
                                        Portfolio
T. Rowe Price International Stock
 Portfolio                             Endeavor Value Equity Portfolio

T. Rowe Price Equity Income            Endeavor Opportunity Value Portfolio
 Portfolio
                                       Endeavor Enhanced Index Portfolio
T. Rowe Price Growth Stock
 Portfolio                             Endeavor Select 50 Portfolio

                                       Endeavor High Yield Portfolio

                                       WRL Growth Portfolio


  Each of the Subaccounts of the Mutual Fund Account invests solely in a corresponding Portfolio of the Underlying Funds. Because the Policy Value depends on the investment experience of the selected Subaccounts, you as the Owner bear the entire investment risk with respect to Premium Payments allocated to, and amounts transferred to, the Mutual Fund Account. (See "THE ENDEAVOR ACCOUNTS--Mutual Fund Account," p. 24.)

  The Target Account. The Target Account is a separate account of PFL, which invests according to the specific investment strategies of its Subaccounts.

    The DJIA Target 10 Subaccount will invest in the common stock of the ten companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yield as of a specified business day and hold those stocks for a 12-month period.

    The DJIA Target 5 Subaccount will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for a 12-month period.

  BECAUSE THE POLICY VALUE WILL DEPEND ON THE INVESTMENT EXPERIENCE OF THE SELECTED SUBACCOUNTS, YOU BEAR THE ENTIRE INVESTMENT RISK WITH RESPECT TO PREMIUM PAYMENTS ALLOCATED TO, AND AMOUNTS TRANSFERRED TO, THE TARGET ACCOUNT. (See "THE ENDEAVOR ACCOUNTS--The Target Account," p. 28.)

  The investment adviser for the Target Account is First Trust Advisers L.P. The manager for the Target Account is Endeavor Investment Advisers. (See "THE TARGET ACCOUNT--General," p. 72.)

  The Fixed Account. The Fixed Account guarantees an annual credited rate of at least 3% on Premium Payments and transfers to, less partial withdrawals and transfers from, the Fixed Account (see Appendix "B" for variations in the minimum guaranteed effective annual interest rate for prior versions of Policies and for Policies offered in certain states). Upon surrender, PFL guarantees return of at least the Premium Payments made to, less prior partial withdrawals and transfers from, the Fixed Account. PFL may, in its sole discretion, declare a higher Current Interest Rate. A Current Interest Rate is guaranteed for at least one year. (See "THE ENDEAVOR ACCOUNTS--The Fixed Account," p. 29.)

PREMIUM PAYMENTS

  A Nonqualified Policy may be purchased with an initial Premium Payment of at least $5,000. A Qualified Policy generally may be purchased with an initial Premium Payment of at least $1,000, but policies purchased and used in connection with a Tax Deferred 403(b) Annuity may be purchased with an initial premium payment in any amount chosen by the purchaser; however, PFL must receive the initial Premium Payment within 90 days following the Policy Date, otherwise the Policy will be canceled. You may make additional Premium Payments of at least $50 each, at any time before the Annuity Commencement Date. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000. No charges or fees are deducted from Premium Payments, so the entire Premium Payment is invested immediately, subject to the restrictions below regarding the "Right to Cancel" period. (See "CHARGES AND DEDUCTIONS-- Premium Taxes," p. 52.)

  You must allocate the initial Premium Payment among the Investment Options according to allocation percentages in the Policy application, or information provided in lieu thereof, or transmittal form. Any allocation must be in whole percents, and the total allocation must equal 100%. Allocations you specify for the initial Premium Payment will be used for additional Premium Payments unless you request a change in allocation. Allocations of additional Premium Payments may be changed by sending Written Notice to PFL's Administrative and Service Office. (See "THE POLICY--Policy Application and Issuance of Policies--Premium Payments," p. 36.)

RIGHT TO CANCEL PERIOD

  You may, until the end of the period of time specified in the Policy ("Right to Cancel Period"), examine the Policy and return it for a refund. The applicable period will depend on the state in which the Policy is issued. In some states the period is ten days after the Policy is delivered to you. Some states allow for a longer period to return the Policy. The amount of the refund will also depend on the state in which the Policy is issued. Ordinarily the amount of the refund will be the Policy Value. However, some states may require a return of the Premium Payments, or the greater of the Premium Payments or the Policy Value. PFL will pay the refund within seven days after it receives written notice of cancellation and the returned Policy within the applicable period. The Policy will then be deemed void.

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

  An Owner can transfer Policy Values from one Subaccount to another within the Mutual Fund Account, the Target Account or to the Fixed Account, or transfer Policy Values or an amount equal to the interest credited from the Guaranteed Period Options of the Fixed Account to the Mutual Fund Account or the Target Account. Transfers of amounts equal to interest credited to a Guaranteed Period Option are referred to as "Interest Transfers." Each Interest Transfer will be subject to a minimum amount of $50. No Excess Interest Adjustment will apply to such Interest Transfers. For transfers other than Interest Transfers, the minimum amount which may be transferred is $500, or the entire Subaccount (or Guaranteed Period Option) Policy Value, whichever is less. However, following a transfer out of a particular Subaccount or Guaranteed Period Option, at least $500 must remain in that Subaccount or Guaranteed Period Option, otherwise PFL reserves the right to include remaining amounts in the transfer. Transfers currently may be made either by telephone (subject to the provisions described below under "Telephone Transactions," p. 33) or by sending Written Notice to the Administrative and Service Office.

  An Owner may choose which Guaranteed Period Option to or from which transfers may be made. Transfers of Policy Value from a Guaranteed Period Option prior to the end of that Guaranteed Period are subject to the Excess Interest Adjustment which may increase or decrease the amount removed from the Guaranteed Period Option in order to honor the transfer amount requested. "Interest Transfers" are not subject to an Excess Interest

Adjustment. Due to the manner of crediting interest in the Fixed Account, however, Interest Transfers may affect the rate of interest credited on funds remaining in the Fixed Account. (See "THE ENDEAVOR ACCOUNTS--Transfers," p. 32.) (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 40 and "THE ENDEAVOR ACCOUNTS--Transfers," p. 32.)

  Transfers from the Dollar Cost Averaging Fixed Account Option, except through automatic Dollar Cost Averaging transfers, are not allowed. (See "THE ENDEAVOR ACCOUNTS--Dollar Cost Averaging Fixed Account Option," p. 30.)

  Prior versions of the Policy and Policies issued in certain states may have additional restrictions on transfers. See Appendix B and the Policy or endorsement for details. If the Excess Interest Adjustment (at the time of a transfer request only) from any Guaranteed Period Option (GPO) is a negative adjustment, then the maximum amount of Policy Value that can be transferred out of the Fixed Account is 25% of that GPO's Policy Value, less amounts previously transferred out of that GPO during the current Policy Year. No maximum will apply to amounts transferred from any Guaranteed Period Option if the Excess Interest Adjustment is a positive adjustment at the time of transfer.

  A $10 charge may be imposed for each transfer in excess of twelve per Policy Year. Currently PFL does not charge for any transfers. (See "THE ENDEAVOR ACCOUNTS--Transfers," p. 32.)

SURRENDERS AND PARTIAL WITHDRAWALS

  You may elect to surrender the Policy or make a partial withdrawal from the Policy ($500 minimum) in exchange for a cash payment from PFL at any time prior to the earlier of the Annuitant's death or the Annuity Commencement Date. A surrender or partial withdrawal may be subject to deductions for Excess Interest Adjustments and Service Charges. (See "CHARGES AND DEDUCTIONS," p. 50.) A surrender or partial withdrawal request must be made by Written Request, and a request for a partial withdrawal must specify the Subaccount(s) or Guaranteed Period Options from which the withdrawal is requested. There is currently no limit on the frequency or timing of partial withdrawals, although for Qualified Policies the retirement plan or applicable law may restrict and/or penalize partial withdrawals. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders," p. 39.) In addition to the applicable charges and deductions under the Policy, surrenders and partial withdrawals may be subject to premium taxes, income taxes and a 10% Federal penalty tax.

NURSING CARE AND TERMINAL CONDITION WITHDRAWAL OPTION

  If you or your spouse (or Annuitant or Annuitant's spouse if the Owner is not a natural person): (1) has been confined in a hospital or nursing facility for 30 consecutive days or (2) has been diagnosed as having a terminal condition, as defined in the Policy or endorsement (generally, a life expectancy of not more than 12 months), then partial withdrawals or surrenders may be taken with no Excess Interest Adjustment. (This benefit may not be available in all states or for all policy forms. See Appendix B and the Policy or endorsement for details.) (See "DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 40.)

CHARGES AND DEDUCTIONS

  Excess Interest Adjustment. Surrenders, partial withdrawals, transfers (other than "10% Withdrawals" and "Interest Transfers"), and amounts applied to a Payment Option from Guaranteed Period Options which occur prior to the end of the Guarantee Period are subject to an Excess Interest Adjustment, which could eliminate all credited interest in excess of the minimum guaranteed effective annual interest rate of 3%. The Excess Interest Adjustment, if a positive adjustment, could also result in the crediting of additional interest. (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 40.)

  Account Charges. PFL deducts a daily charge equal to a percentage of the net assets in the Mutual Fund Account and the Target Account (the "Accounts") for the mortality and expense risks assumed by PFL. For Guaranteed Minimum Death Benefit Options "A" (5% Annually Compounding Death Benefit) and "B" (Double Enhanced Death Benefit), the effective annual rate of this charge prior to the Annuity Commencement Date is 1.25% of the value of each Account's net assets. For Guaranteed Minimum Death Benefit Option "C" (Return of Premium Death Benefit), the effective annual rate of this charge prior to the Annuity Commencement Date is 1.10% of the value of each Account's net assets. After the Annuity Commencement Date, the Mortality and Expense Risk Fee may be lower than the Mortality and Expense Risk Fee in effect prior to the Annuity Commencement Date. (See "CHARGES AND DEDUCTIONS--Mortality and Expense Risk Fee," p. 50, and "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 46 and Appendix B.)

  PFL also deducts a daily Administrative Charge from the net assets of each Account to partially cover expenses incurred by PFL in connection with the administration of the Account and the Policies. The effective annual rate of this charge is .15% of the value of each Account's net assets. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 51.)

  PFL guarantees that the account charges for mortality and expense risks and administrative expenses prior to the Annuity Commencement Date will not exceed a total of 1.40% for the 5% Annually Compounding Death Benefit and the Double Enhanced Death Benefit, and 1.25% for the Return of Premium Death Benefit. After the Annuity Commencement Date, the total charge for mortality and expense risks and administrative expenses will be less than or equal to that charged before the Annuity Commencement Date. (See Appendix B.)

  Service Charge. Prior to the Annuity Commencement Date, there is an annual Service Charge on each Policy Anniversary (and a charge at the time of surrender during any Policy Year) for Policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the Policy Value or $35. The Service Charge is deducted from each Investment Option in proportion to each Investment Option's percentage of the Policy Value just prior to such charge. This charge is waived if either the Policy Value or the sum of all Premium Payments less the sum of all partial withdrawals equals or exceeds $50,000 on a Policy Anniversary (or date of surrender). PFL guarantees that this charge will not be increased in the future. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 51.)

  Transfer Fee. Any transfers among the Subaccounts of the Separate Account and/or the Guaranteed Period Options of the Fixed Account in excess of 12 per Policy year may be charged a $10 Transfer Fee per transfer. Currently, PFL does not assess this fee.

  Distribution Financing Charges. During the first ten Policy Years, PFL imposes a daily Distribution Financing Charge equal to an effective annual rate of 0.25% of the Mutual Fund Account's and of the Target Account's net assets. This charge is used by PFL to defray a portion of the cost of distribution of the Policies. This charge will not be imposed after the Annuity Commencement Date. (See "CHARGES AND DEDUCTIONS--Distribution Financing Charge," p. 51.)

  Taxes. PFL may incur premium taxes relating to the Policies. When permitted by state law, PFL will not deduct any premium taxes related to a particular Policy from the Policy Value until withdrawal of the full Policy Value, payment of the death benefit, or the Annuity Commencement Date. Premium taxes currently range from 0% to 3.50% of Premium Payments. (See "CHARGES AND DEDUCTIONS--Premium Taxes," p. 52.)

  No charges are currently made against the Fixed Account, the Mutual Fund Account, or the Target Account for federal, state, or local income taxes. Should PFL determine that any such taxes may be imposed, PFL may deduct such taxes from amounts held in the relevant Account. (See "CHARGES AND DEDUCTIONS--Federal, State and Local Taxes," p. 52.)

  Charges Against the Subaccounts. The value of the net assets of the Mutual Fund Subaccounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. Those fees and expenses are detailed in the prospectuses for the Underlying Funds that accompany this Prospectus. The value of the net assets of the Target Subaccounts will reflect the investment advisory fee and other expenses incurred by the manager in operating each Target Subaccount.

  Expense Data. The charges and deductions are summarized in the following Fee Tables. This tabular information regarding expenses assumes that the entire Policy Value is in either the Mutual Fund Account or the Target Account and that the Policy Value has not been applied to purchase an Annuity Payment Option. These tables reflect charges and expenses of the Mutual Fund Account as well as the Underlying Funds for the fiscal year ended December 31, 1997, except as otherwise noted. Expenses may be higher or lower in the future. These tables do not reflect any premium taxes that may be applicable.

                           ANNUITY POLICY FEE TABLE

OWNER TRANSACTION EXPENSES
 Sales Load On Purchase
  Payments                    0
 Surrender Fees               0
 Annual Service
  Charge(/1/)
  $35 Per Policy
 Transfer Fee(/1/)
  Currently No Fee

SEPARATE ACCOUNT ANNUAL
EXPENSES
(AS A PERCENTAGE OF ACCOUNT
VALUE)
Mortality and Expense
Risk Fee(/2/)                1.25%
Administrative Charge        0.15%
Distribution
 Financing Charge            0.25%
TOTAL ANNUITY POLICY
ACCOUNT
ANNUAL EXPENSES              1.65%

PORTFOLIO ANNUAL EXPENSES

(as a percentage of average net assets and after expense reimbursements)

                                                                        TOTAL
                                                            TOTAL      ACCOUNT
                            MANAGE-                       PORTFOLIO     AND
                             MENT    OTHER   RULE 12B-1    ANNUAL     PORTFOLIO
                             FEES   EXPENSES    FEES    EXPENSES(/3/)  EXPENSE
                            ------- -------- ---------- ------------- ---------
ENDEAVOR SERIES TRUST
Endeavor Money Market        0.50%    0.10%     --          0.60%       2.25%
Endeavor Asset Allocation    0.75%    0.09%     --          0.84%       2.49%
T. Rowe Price
International Stock          0.90%    0.17%     --          1.07%       2.72%
Endeavor Value Equity        0.80%    0.09%     --          0.89%       2.54%
Dreyfus Small Cap Value      0.80%    0.11%     --          0.91%       2.56%
Dreyfus U.S. Government
Securities                   0.65%    0.15%     --          0.80%       2.45%
T. Rowe Price Equity
 Income                      0.80%    0.14%     --          0.94%       2.59%
T. Rowe Price Growth Stock   0.80%    0.16%     --          0.96%       2.61%
Endeavor Opportunity Value   0.80%    0.35%     --          1.15%       2.80%
Endeavor Enhanced Index      0.75%    0.55%     --          1.30%       2.95%
Endeavor Select 50           1.10%    0.40%     --          1.50%       3.15%
Endeavor High Yield                             --
WRL SERIES FUND, INC.(/4/)
WRL Growth                                      --
TARGET ACCOUNT(/5/)
DJIA Target 10
DJIA Target 5

----------------------------------

/1/The Transfer Fee, if any is imposed, applies to each Policy, regardless of how the Policy Value is allocated among the Mutual Fund Account, the Target Account and the Fixed Account. The Service Charge is $35 per year, but not greater than 2% of the Policy Value. The Service Charge applies to the Fixed Account, the Mutual Fund Account, and the Target Account and is assessed on a prorata basis relative to each Account's Policy Value as a percentage of the Policy's total Policy Value. The Service Charge is deducted on each Policy Anniversary and at the time of surrender, if surrender occurs during a Policy year. (See "CHARGES AND DEDUCTIONS-- Administrative Charges," p. 51.) There is no fee for the first 12 transfers per year. For additional transfers, PFL may charge a fee of $10 per transfer, but currently does not charge for any transfers.

/2/The Mortality and Expense Risk Fees shown (1.25%) are for the 5% Annually
   Compounding Death Benefit and the Double Enhanced Death Benefit. The corresponding fee for the Return of Premium Death Benefit is 1.10% for each Subaccount. (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 46.)

/3/Endeavor Investment Advisers has agreed, until terminated by it, to assume expenses of the Portfolios that exceed the following rates: Endeavor Money Market--0.99%; Endeavor Asset Allocation--1.25%; T. Rowe Price International Stock--1.53%; Endeavor Value Equity--1.30%; Dreyfus Small Cap Value--1.30%; Dreyfus U.S. Government Securities--1.00%; T. Rowe Price Equity Income--1.30%; T. Rowe Price Growth Stock--1.30%; Endeavor Opportunity Value--1.30%; Endeavor Enhanced Index--1.30%; Endeavor Select 50--1.50%; Endeavor High Yield-- %; DJIA Target 10--1.25%; and DJIA Target 5--1.25%. During 1997, Endeavor Investment Advisers waived fees relative to, or reimbursed, the Endeavor Enhanced Index Portfolio. The annualized operating expense ratio before waiver/reimbursement by Endeavor Investment Advisers for the period ended December 31, 1997, was 1.56%. Amounts shown for the Endeavor Select 50 Portfolio, the Endeavor High Yield Portfolio, the DJIA Target 10 and the DJIA Target 5 are estimated for 1998. The fee table information relating to the Underlying Funds was provided to PFL by the Underlying Funds, and PFL has not independently verified such information.

/4/Effective January 1, 1997, the WRL Series Fund, Inc. adopted a Plan of
   Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 ("Distribution Plan") and pursuant to the Distribution Plan, entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the WRL Series Fund, Inc. Under the Distribution Plan, the WRL Series Fund, Inc., on behalf of the WRL Growth Portfolio, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of the Portfolio's shares, amounts equal to actual expenses associated with distributing the Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI determined that it would not seek payment by the WRL Series Fund, Inc. of distribution expenses incurred with respect to any portfolio (including the WRL Growth Portfolio) during the fiscal year ending December 31, 1998. Owners will be notified in advance prior to ISI's seeking such reimbursement in the future.

/5/For the Target Account, the Distribution Financing Charge included under
   "Separate Account Annual Expenses" in this table is deducted pursuant to a Rule 12b-1 plan.

Examples

  I. 5% Annually Compounding or Double Enhanced Death Benefit. An Owner would pay the following expenses on a $1,000 investment, assuming 5% Annually Compounding Death Benefit or Double Enhanced Death Benefit, a hypothetical 5% annual return on assets, and assuming the entire Policy Value is in the applicable Subaccount:

                                                 1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                 ------ ------- ------- --------
Endeavor Money Market Portfolio.................
Endeavor Asset Allocation Portfolio.............
T. Rowe Price International Stock Portfolio.....
Endeavor Value Equity Portfolio.................
Dreyfus Small Cap Value Portfolio...............
Dreyfus U.S. Government Securities Portfolio....
T. Rowe Price Equity Income Portfolio...........
T. Rowe Price Growth Stock Portfolio............
Endeavor Opportunity Value Portfolio............
Endeavor Enhanced Index Portfolio...............
Endeavor Select 50 Portfolio....................
Endeavor High Yield Portfolio...................
WRL Growth Portfolio............................
DJIA Target 10 Subaccount.......................
DJIA Target 5 Subaccount........................

  II. Return of Premium Death Benefit. An Owner would pay the following expenses on a $1,000 investment, assuming Return of Premium Death Benefit, a hypothetical 5% annual return on assets, and assuming the entire Policy Value is in the applicable Subaccount:

                                                 1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                 ------ ------- ------- --------
Endeavor Money Market Portfolio.................
Endeavor Asset Allocation Portfolio.............
T. Rowe Price International Stock Portfolio.....
Endeavor Value Equity Portfolio.................
Dreyfus Small Cap Value Portfolio...............
Dreyfus U.S. Government Securities Portfolio....
T. Rowe Price Equity Income Portfolio...........
T. Rowe Price Growth Stock Portfolio............
Endeavor Opportunity Value Portfolio............
Endeavor Enhanced Index Portfolio...............
Endeavor Select 50 Portfolio....................
Endeavor High Yield Portfolio...................
WRL Growth Portfolio............................
DJIA Target 10 Subaccount.......................
DJIA Target 5 Subaccount........................

  The expenses would be the same whether the Policy is completely surrendered, simply continued, or annuitized at the end of the applicable period, since there is no surrender or withdrawal charge.

  The above tables are intended to assist the Owner in understanding the costs and expenses that will be borne, directly or indirectly. These include the expenses of the Underlying Funds. (See "CHARGES AND DEDUCTIONS," p. 50, and the Underlying Funds' prospectuses.) In addition to the expenses listed above, premium taxes may be applicable.

  THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The assumed 5% annual return used in these examples is purely hypothetical and should not be considered a guarantee of past or future performance. The figures and data for the Underlying Funds and Target Account annual expenses have been provided by WRL Investment Management, Inc. and Endeavor Investment Advisers, and while PFL does not dispute these figures, PFL has not independently verified their accuracy.

  In the examples, the $35 Annual Service Charge is reflected as a charge of .0547% based on an average Policy Value of $64,005. Normally the $35 Annual
Service Charge would be waived if either the Premium Payment(s) less partial withdrawals, or the Policy Value is at least $50,000. However, it was included in these examples for illustrative purposes.

  Any transfers among the Subaccounts of the Separate Account and/or the Guaranteed Period Options of the Fixed Account in excess of 12 per

Policy Year may be charged a $10 fee per transfer. Currently, PFL does not assess this fee. This fee is not reflected in these examples.

  These examples include the 1.25% Mortality and Expense Risk Fee for the 5% Annually Compounding and the Double Enhanced Death Benefits; and the 1.10% Mortality and Expense Risk Fee for the Return of Premium Death Benefit.

DEATH BENEFIT

  Upon receipt of proof that the Annuitant who is the Owner has died before the Annuity Commencement Date, the Death Benefit is calculated and is payable to the Beneficiary when PFL receives Due Proof of Death, an election of the method of settlement and return of the Policy. The Death Benefit is only paid if the Owner and Annuitant are the same person, and that person dies prior to the Annuity Commencement Date. In the event that the Annuitant who is not the Owner dies prior to the Annuity Commencement Date, the Owner will generally become the Annuitant unless the Owner specifically requests on the application, order form or in writing prior to Annuitant's death that the Death Benefit be paid upon the Annuitant's death and PFL agrees to such an election.

  The amount of the Death Benefit will depend on the state where the Policy is purchased and will depend on the Death Benefit option you elect. However, the Death Benefit will always be at least equal to the greater of the Policy Value or the Cash Value on the date PFL receives the documentation it needs to process the Death Benefit.

  The Death Benefit is not paid on the death of an Owner if the Owner is not the Annuitant. If an Owner who is not the Annuitant dies before the Annuity Commencement Date, the amount payable under the Policy upon surrender will be the Adjusted Policy Value. (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 46, or the Policy or endorsement for details.)

  You have the "one-time" option of choosing a Guaranteed Minimum Death Benefit at the time of purchase of the Policy. You may choose among the "5% Annually Compounding Death Benefit," the "Double Enhanced Death Benefit," or the "Return of Premium Death Benefit." The "5% Annually Compounding Death Benefit" is only available for Annuitants and Owners under age 75 at issue. The "Double Enhanced Death Benefit" is only available for Annuitants and Owners under age 81 at issue. The "Return of Premium Death Benefit" is only available for Annuitants and Owners under the age 85 at issue, and must be used if either Owner or the Annuitant is 81 or older at issue. Prior versions of the Policy or Policies offered in certain states may not offer all Guaranteed Minimum Death Benefit Options. Appendix B contains information regarding the Death Benefit in prior versions of the Policy and for Policies that may be issued in certain states. See the Policy or endorsement for details. If you do not make a Guaranteed Minimum Death Benefit Option election, the contract will be issued with the Return of Premium Death Benefit. The Death Benefit may be paid as either a lump sum cash benefit or as an annuity as permitted by federal or state law.

VARIATIONS IN POLICY PROVISIONS

  Certain provisions in prior versions of the Policies sold before May 1, 1998 and of Policies offered in certain states may vary from the descriptions in this Prospectus in order to comply with different state laws. Any such state variations will be included in the Policy itself or in riders or endorsements attached to the Policy. A summary of certain differences is contained in Appendix B to this Prospectus. See the Policy or endorsement for details.

  New Jersey residents: Annuity payments must begin on or before the Policy Anniversary that is closest to the Annuitant's 70th birthday or the 10th Policy Anniversary, whichever occurs last. You may not select a Guaranteed Period Option that would extend beyond that date. Your options at the Annuity Commencement Date are to elect a lump sum payment, or elect to receive annuity payments under one of the Fixed Payment Options. New Jersey residents cannot elect Variable Payment Options. Consult your agent and the policy form itself for details regarding these and other terms applicable to policies sold in New Jersey.

FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN THE POLICY

  With respect to Owners who are natural persons, there should be no federal income tax on increases in the Policy Value until a distribution under the Policy occurs (for example, a surrender, partial withdrawal, or Annuity Payment) or is deemed to occur (for example, a pledge or assignment of a Policy). Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient elects otherwise. In addition, a 10% Federal penalty tax may apply to certain distributions or deemed distributions under the Policy. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 53.)

INQUIRIES, WRITTEN NOTICES AND WRITTEN REQUESTS

  Any questions about procedures or the Policy, or any Written Notice or Written Request required to be sent to PFL, should be sent to the Administrative and Service Office, Financial Markets Division--Variable Annuity Department, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Telephone requests and inquiries may be made by calling 800-525-6205. All inquiries, Notices and Requests should include the Policy number, the Owner's name and the Annuitant's name.

                                     * * *

  Note: The foregoing summary is qualified in its entirety by the more detailed information in the remainder of this Prospectus, in the Statement of Additional Information, in the prospectuses for the Underlying Funds of the Mutual Fund Account, and in the Policy itself. Prospective purchasers should refer to those sources before purchasing a Policy. This Prospectus generally describes only the Policy, the Mutual Fund Account, and the Target Account. Separate prospectuses describe the Underlying Funds. (There is no prospectus for the Fixed Account since interests in the Fixed Account are not securities. See "The Endeavor Accounts--The Fixed Account," p. 29.)

                     CONDENSED FINANCIAL INFORMATION

  The Accumulation Unit Values and the number of Accumulation Units outstanding for each Mutual Fund Subaccount from the date of inception are shown in the following tables.

  I. These figures reflect the 1.25% Mortality and Expense Risk Fee applicable to the 5% Annually Compounding and the Double Enhanced Death Benefits.

                    ACCUMULATION    ACCUMULATION      NUMBER OF
                    UNIT VALUE AT   UNIT VALUE AT ACCUMULATION UNITS
                  BEGINNING OF YEAR  END OF YEAR    AT END OF YEAR
                  ----------------- ------------- ------------------
 ENDEAVOR MONEY
     MARKET
   SUBACCOUNT
1997............
1996............      $1.053205       $1.086872     9,416,706.021
1995............      $1.014839       $1.053205     3,516,158.473
1994(/1/).......      $1.003677       $1.014839     1,522,675.448
 ENDEAVOR ASSET
   ALLOCATION
   SUBACCOUNT
1997............
1996............      $1.184740       $1.372991     6,522,822.306
1995............      $0.979750       $1.184740     3,313,507.707
1994(/1/).......      $0.974417       $0.979750     1,329,672.671
 T. ROWE PRICE
 INTERNATIONAL
STOCK SUBACCOUNT
1997............
1996............      $1.022539       $1.159025     8,619,163.798
1995............      $0.940071       $1.022539     3,606,823.400
1994(/1/).......      $0.978667       $0.940071     1,444,711.154
 ENDEAVOR VALUE
     EQUITY
   SUBACCOUNT
1997............
1996............      $1.336071       $1.627513     9,053,564.567
1995............      $1.009026       $1.336071     2,808,066.903
1994(/1/).......      $0.977843       $1.009026       740,211.153
 DREYFUS SMALL
   CAP VALUE
   SUBACCOUNT
1997............
1996............      $1.127390       $1.394113     5,378,653.976
1995............      $1.004766       $1.124390     2,577,504.165
1994(/1/).......      $0.958389       $1.004766       673,042.726
  DREYFUS U.S.
   GOVERNMENT
   SECURITIES
   SUBACCOUNT
1997............
1996............      $1.120922       $1.122583     3,772,426.054
1995............      $0.985254       $1.120922     2,656,099.798
1994(/1/).......      $1.000769       $0.985254       450,510.347
 T. ROWE PRICE
 EQUITY INCOME
   SUBACCOUNT
1997............
1996............      $1.284124       $1.514228     7,413,620.068
1995(/2/).......      $0.999237       $1.284124     1,786,079.570

                    ACCUMULATION    ACCUMULATION      NUMBER OF
                    UNIT VALUE AT   UNIT VALUE AT ACCUMULATION UNITS
                  BEGINNING OF YEAR  END OF YEAR    AT END OF YEAR
                  ----------------- ------------- ------------------
 T. ROWE PRICE
  GROWTH STOCK
   SUBACCOUNT
1997............
1996............     $ 1.350045      $ 1.603706     5,893,560.949
1995(/3/).......     $ 0.999910      $ 1.350045     1,611,995.783
    ENDEAVOR
  OPPORTUNITY
VALUE SUBACCOUNT
1997............
1996(/4/).......     $ 0.999910      $ 1.004062       205,301.400
    ENDEAVOR
 ENHANCED INDEX
   SUBACCOUNT
1997(/5/).......
   WRL GROWTH
   SUBACCOUNT
1997............
1996............     $13.795672      $16.007469     1,130,886.988
1995............     $ 9.531263      $13.795672       442,772.285
1994(/1/).......     $ 9.418271      $ 9.531263       182,787.313

II. These figures reflect the 1.10% Mortality and Expense Risk Fee applicable to the Return of Premium Death Benefit.

                    ACCUMULATION    ACCUMULATION      NUMBER OF
                    UNIT VALUE AT   UNIT VALUE AT ACCUMULATION UNITS
                  BEGINNING OF YEAR  END OF YEAR    AT END OF YEAR
                  ----------------- ------------- ------------------
 ENDEAVOR MONEY
     MARKET
   SUBACCOUNT
1997............
 ENDEAVOR ASSET
   ALLOCATION
   SUBACCOUNT
1997............
 T. ROWE PRICE
 INTERNATIONAL
STOCK SUBACCOUNT
1997............
 ENDEAVOR VALUE
     EQUITY
   SUBACCOUNT
1997............
 DREYFUS SMALL
   CAP VALUE
   SUBACCOUNT
1997............
  DREYFUS U.S.
   GOVERNMENT
   SECURITIES
   SUBACCOUNT
1997............
 T. ROWE PRICE
 EQUITY INCOME
   SUBACCOUNT
1997............
 T. ROWE PRICE
  GROWTH STOCK
   SUBACCOUNT
1997............
    ENDEAVOR
  OPPORTUNITY
VALUE SUBACCOUNT
1997............
    ENDEAVOR
 ENHANCED INDEX
   SUBACCOUNT
1997(/5/).......

                   ACCUMULATION    ACCUMULATION      NUMBER OF
                   UNIT VALUE AT   UNIT VALUE AT ACCUMULATION UNITS
                 BEGINNING OF YEAR  END OF YEAR    AT END OF YEAR
                 ----------------- ------------- ------------------
   WRL GROWTH
   SUBACCOUNT
1997............

----------------------------------

(1) Period from July 5, 1994 through December 31, 1994.

(2) Period from January 20, 1995 through December 31, 1995.

(3) Period from January 5, 1995 through December 31, 1995.

(4) Period from November 20, 1996 through December 31, 1996.

(5) Period from May 1, 1997 through December 31, 1997.

  The Endeavor Select 50 Subaccount, the Endeavor High Yield Subaccount and the Target Subaccounts had not commenced operations as of December 31, 1997. Accordingly, no comparable data is available for those Subaccounts.

                             FINANCIAL STATEMENTS

  The financial statements of the Mutual Fund Account and PFL and the independent auditors' reports thereon are in the Statement of Additional Information which is available free upon request to the Administrative and Service Office. There are no financial statements for the Target Account because the Target Account had not commenced operations as of the date of this Prospectus.

                                    PART II

  INTRODUCTION. The following information in Part II describes the Policy in detail and gives a very brief description of the investment options which are described in detail in Part III (the Target Account) or in separate prospectuses (the Mutual Fund Account). The Mutual Fund Account invests in mutual fund portfolios. The Target Account invests directly in securities.

                          PFL LIFE INSURANCE COMPANY

  PFL Life Insurance Company ("PFL"), 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001, is a stock life insurance company. It was incorporated under the name NN Investors Life Insurance Company, Inc. under the laws of the State of Iowa on April 19, 1961. It is principally engaged in the sale of life insurance and annuity policies, and is licensed in the District of Columbia, Guam, and in all states except New York. As of December 31, 1997, PFL had assets of approximately $8.7 billion. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc., which conducts substantially all of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc. is indirectly owned by AEGON n.v. of the Netherlands. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

                             THE ENDEAVOR ACCOUNTS

  Premium Payments made under a Policy may be allocated to the Mutual Fund Account, to the Target Account, to the Fixed Account, or to a combination of these Accounts.

  The PFL Endeavor Platinum Variable Annuity Account comprises a portion of the PFL Endeavor VA Separate Account of PFL Life Insurance Company. The PFL Endeavor VA Separate Account was established as a separate investment account under the laws of the State of Iowa on January 19, 1990.

THE MUTUAL FUND ACCOUNT

  The Mutual Fund Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended, (the "1940 Act") as a unit investment trust and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Mutual Fund Account or PFL.

  The Mutual Fund Account receives and invests the Premium Payments under the Policies that are allocated to it for investment in shares of certain management investment companies. The shares available to be allocated under the Policy are those of the WRL Growth Portfolio and designated portfolios of the Endeavor Series Trust.

  The Mutual Fund Account currently has dedicated thirteen Subaccounts to the Policy. Additional Subaccounts may be established in the future at the discretion of PFL. The Mutual Fund Account may also include other subaccounts which are not available under the Policy. Each Subaccount invests exclusively in shares of one of the Portfolios of the Underlying Funds. Under Iowa law, the assets of the Mutual Fund Account are owned by PFL, but they are held separately from the other assets of PFL. To the extent that these assets are attributable to the Cash Value of the Policies, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in the Subaccounts of the Mutual Fund Account, whether or not realized, are credited to or charged against that Subaccount without regard to other income, gains or losses of any other Account or Subaccount of PFL. Therefore, the investment performance of any Subaccount is entirely independent of the investment performance of PFL's general account assets or any other Account or Subaccount maintained by PFL.

  The Underlying Funds. The Mutual Fund Account will invest exclusively in shares of Endeavor Series Trust and the Growth Portfolio of the WRL Series Fund, Inc. (collectively the "Underlying Funds"). The WRL Series Fund, Inc., and the Endeavor Series Trust are each a series-type mutual fund registered with the SEC under the 1940 Act as an open-end, diversified management investment company. The registration of the Underlying Funds does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

  The following Portfolios are currently available in the Mutual Fund Account under the Policies:

Endeavor Asset Allocation Portfolio      Dreyfus U.S. Government Securities
                                           Portfolio
Endeavor Money Market Portfolio
                                         Endeavor Value Equity Portfolio
T. Rowe Price International Stock
  Portfolio                              Endeavor Opportunity Value Portfolio

T. Rowe Price Equity Income Portfolio    Endeavor Enhanced Index Portfolio

T. Rowe Price Growth Stock Portfolio     Endeavor Select 50 Portfolio

Dreyfus Small Cap Value Portfolio        Endeavor High Yield Portfolio

                                         WRL Growth Portfolio

  The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objectives and policies. Each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

  Endeavor Investment Advisers (the "Manager"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, is the Endeavor Series Trust's manager. The Manager selects and contracts with advisers for investment services for the Portfolios of the Endeavor Series Trust, reviews the advisers' activities, and otherwise performs administerial and managerial functions for the Endeavor Series Trust. The following seven advisers each perform investment advisory services for particular Portfolios of Endeavor Series Trust, (the "Advisers"):

Morgan Stanley Asset Management Inc.

 (a subsidiary of Morgan Stanley, Dean Witter, Discover & Co.)
T. Rowe Price Associates, Inc.
Rowe Price-Fleming International, Inc.
 (a joint venture between T. Rowe Price Associates, Inc., and Robert Fleming
   Holdings Limited)
OpCap Advisors

 (an affiliate of PIMCO Advisers, L.P.)
J.P. Morgan Investment Management Inc.
 (a wholly-owned subsidiary of J.P. Morgan and Co. Incorporated)
The Dreyfus Corporation
 (a wholly-owned subsidiary of Mellon Bank, N.A.)
Montgomery Asset Management, LLC
 (a wholly-owned subsidiary of Commerzbank AG)

  Morgan Stanley Asset Management Inc. is the Adviser for the Endeavor Asset
Allocation Portfolio and the Endeavor Money Market Portfolio.     is the
Adviser for the Endeavor High Yield Portfolio. Prior to May 1, 1998, TCW Funds Management, Inc. was the Adviser to the Endeavor Money Market Portfolio and the Endeavor Asset Allocation Portfolio. T. Rowe Price Associates, Inc. is the Adviser for the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. Rowe Price-Fleming International, Inc. is the Adviser for the T. Rowe Price International Stock Portfolio. OpCap Advisors is the Adviser for the Endeavor Value Equity Portfolio and the Endeavor Opportunity Value Portfolio. J.P. Morgan Investment Management Inc. is the Adviser for the Endeavor Enhanced Index Portfolio. The Dreyfus Corporation is the Adviser for the Dreyfus U.S. Government Securities Portfolio and the Dreyfus Small Cap Value Portfolio. Montgomery Asset Management, LLC is the Adviser for the Endeavor Select 50 Portfolio.

  WRL Investment Management, Inc., a subsidiary of Western Reserve Life Assurance Co. of Ohio (an affiliate of PFL), is the Adviser for the WRL Series Fund, Inc. and contracts with Janus Capital Corporation (also an "Adviser") as the sub-adviser to the WRL Growth Portfolio.

  The Adviser of a Portfolio is responsible for selecting the investments of the Portfolio consistent with the investment objectives and policies of the Portfolio, and will conduct securities trading for the Portfolio. All Advisers are investment advisers registered with the SEC under the Investment Advisers Act of 1940. The investment objectives of each Portfolio are summarized as follows:

  Endeavor Money Market Portfolio (formerly, TCW Money Market Portfolio) seeks current income, preservation of capital and maintenance of liquidity through investment in short-term money market securities. The

Portfolio seeks to maintain a constant net asset value of $1.00 per share although no assurances can be given that such constant net asset value will be maintained.

  Endeavor Asset Allocation Portfolio (formerly, TCW Managed Asset Allocation Portfolio) seeks high total return through a managed asset allocation portfolio of equity, fixed income and money market securities.

  T. Rowe Price International Stock Portfolio seeks long-term growth of capital through investments primarily in common stocks of established non-U.S. companies.

  Endeavor Value Equity Portfolio (formerly, Value Equity Portfolio) seeks long-term capital appreciation through investment in securities (primarily equity securities) of companies that are believed by the Portfolio's Adviser to be undervalued in the marketplace in relation to factors such as the companies' assets or earnings.

  Dreyfus Small Cap Value Portfolio seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with a median capitalization of approximately $750 million, provided that under normal market conditions at least 75% of the Portfolio's investments will be in equity securities of companies with capitalizations at the time of purchase between $150 million and $1.5 billion.

  Dreyfus U.S. Government Securities Portfolio seeks as high a level of total return as is consistent with prudent investment strategies by investing under normal conditions at least 65% of its assets in debt obligations and mortgaged-backed securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.

  T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend paying stocks of established companies.

  T. Rowe Price Growth Stock Portfolio seeks long-term growth of capital and to increase dividend income through investment primarily in common stocks of well established growth companies.

  Endeavor Opportunity Value Portfolio (formerly, Opportunity Value Portfolio) seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based upon the Portfolio Adviser's assessment of relative values.

  Endeavor Enhanced Index Portfolio (formerly, Enhanced Index Portfolio) seeks to earn a total return modestly in excess of the total return performance of the S&P 500 Composite Stock Index (the "S&P 500 Index") while maintaining a volatility of return similar to the S&P 500 Index.

  Endeavor Select 50 Portfolio (formerly, Select 50 Portfolio) seeks capital appreciation by investing at least 65% of its total assets in at least 50 different equity securities of companies of all sizes throughout the world. Each of five teams from different investment management disciplines of the Portfolio's Adviser selects ten equity securities based on the potential for capital appreciation.

  Endeavor High Yield Portfolio seeks to maximize total return by investing in a diversified portfolio of high yield fixed income securities that offer a yield above that generally available on debt securities in the four highest rating categories of the recognized rating services.

  WRL Growth Portfolio (Janus) seeks growth of capital. At most times this Portfolio will be invested primarily in equity securities which are selected solely for their capital growth potential; investment income is not a consideration.

  PFL may from time to time receive revenue or fees from the underlying funds or their advisers or sub-advisers. The amount of the fees, if any, may be based on the amount of assets that PFL or the Mutual Fund Account invests in the underlying funds.

THE TARGET ACCOUNT

  The Target Account is registered with the SEC under the 1940 Act as an open-end management investment company and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices of policies of the Target Account. The Target Account is a managed separate account and currently is divided into two Subaccounts, the DJIA Target 10 Subaccount and the DJIA Target 5 Subaccount, both of which are non-diversified. Endeavor Investment Advisers is the Target Account's manager, and First Trust Advisers, L.P. is the Target Account's adviser.

  The Target Subaccounts. The following two subaccounts are currently available under the Target Account:

    The DJIA Target 10 Subaccount will invest in the common stock of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for a 12-month period.

    The DJIA Target 5 Subaccount will invest in the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for a 12-month period.

  The objective of each Target Subaccount is to provide an above-average total return through a combination of dividend income and capital appreciation. Each Target Subaccount may have different investment portfolios running simultaneously for different 12-month periods.

                                     * * *

  THERE IS NO ASSURANCE THAT ANY MUTUAL FUND ACCOUNT PORTFOLIO OR TARGET SUBACCOUNT WILL ACHIEVE

ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE UNDERLYING FUNDS, CURRENT COPIES OF WHICH ARE ATTACHED TO THIS PROSPECTUS. MORE DETAILED INFORMATION REGARDING THE TARGET SUBACCOUNTS IS CONTAINED IN PART III OF THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION. INFORMATION CONTAINED IN THE UNDERLYING FUNDS' PROSPECTUSES AND THE STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ CAREFULLY BEFORE INVESTING IN A MUTUAL FUND OR TARGET SUBACCOUNT.

  An investment in the Mutual Fund Account, the Target Account, or in any Portfolio, including the Endeavor Money Market Portfolio and the Dreyfus U.S. Government Securities Portfolio, is not insured or guaranteed by the U.S. government or any government agency.

THE FIXED ACCOUNT

  This Prospectus is generally intended to serve as a disclosure document only for the Policy, the Mutual Fund Account and the Target Account. In addition, some policy forms do not contain a Fixed Account. For complete details regarding any applicable Fixed Account, see the Policy itself.

  Premium Payments allocated and amounts transferred to the Fixed Account become part of the general account of PFL, which supports insurance and annuity obligations. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts and PFL has been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the Fixed Account.

  The Fixed Account comprises a part of all the general assets of PFL, other than those in the Mutual Fund Account, the Target Account or in any other segregated asset account. The Owner may allocate Premium Payments to the Fixed Account at the time of Premium Payment or by subsequent transfers from the Mutual Fund Account and the Target Account. Instead of the Owner bearing the investment risk, as is the case for Policy Value in the Mutual Fund Account and the Target Account, PFL bears the full investment risk for all Policy Value in the Fixed Account. PFL has sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law. All guaranteed rates or benefits provided by PFL are subject to PFL's claims-paying ability.

  Premium Payments applied to and any amounts transferred to the Fixed Account will reflect a fixed interest rate. The interest rates PFL sets will be credited for increments of at least one year measured from each premium payment or transfer date. These rates will never be less than an effective annual interest rate of 3%. Upon Surrender of the Policy, the Owner will receive at least the Premium Payments applied to, less prior partial withdrawals and transfers from, the Fixed Account.

  Guaranteed Periods. PFL may offer optional guaranteed interest rate periods ("Guaranteed Period Options" or "GPOs") into which Premium Payments may be paid or amounts transferred. For example, PFL may, from time to time, offer Guaranteed Period Options for periods of 1, 3, or 5 years. The current interest rate PFL sets for funds entering each Guaranteed Period Option will apply to those funds until the end of that Guaranteed Period. At the end of the Guaranteed Period, the Premium Payment or amount transferred into the Guaranteed Period Option less any Gross Partial Withdrawals or transfers from that Guaranteed Period Option, plus accrued interest, will be rolled into a new Guaranteed Period Option.

  The Owner may choose the Guaranteed Period Option in which the funds are to be placed by giving PFL notice within 30 days before the end of the expiring Guaranteed Period. In the absence of such election, the new Guaranteed Period will be the same as the expiring one. If that Guaranteed Period Option is no longer offered by PFL, the next shorter Guaranteed Period Option then being offered will be used. PFL reserves the right, for new Premium Payments, transfers, or rollovers, to offer or not to offer any Guaranteed Period Option. PFL will, however, always offer at least a one-year Guaranteed Period Option.

  Surrenders, partial withdrawals, transfers, and amounts applied to a Payment Option from a Guaranteed Period Option prior to the end of the Guaranteed Period may be subject to an Excess Interest Adjustment. An Excess Interest Adjustment may result in a loss of interest credited, but the Owner's Fixed Account Policy Values will always be credited with an effective annual interest rate of at least 3%. (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 40)

  For purposes of crediting interest, the oldest Premium Payment or transfer into a Guaranteed Period Option within the Fixed Account, plus interest allocable to that Premium Payment or transfer, is considered to be withdrawn or transferred out first; the next oldest Premium Payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).

  Dollar Cost Averaging Fixed Account Option. PFL may offer a Dollar Cost Averaging Fixed Account Option separate from the Guaranteed Period Option(s). This option will have a one-year interest rate guarantee and will only be available under a Dollar Cost Averaging (DCA) program. PFL may assess an interest penalty on amounts in the DCA account if conditions established for a particular DCA program are not met. The current interest rate PFL credits for the DCA Fixed Account may differ from the rates credited on other Guaranteed Period Option(s) in the Fixed Account. In addition, the current interest rate may vary on different portions of the DCA Fixed Account.

  Prior to the Annuity Commencement Date, you can instruct PFL to make automatic transfers from the Dollar Cost Averaging Fixed Account to one or more subaccounts of the Mutual Fund Account and the Target Account. Transfers must be scheduled for at least six but not more than 24 months, or for at least four, but not more than eight quarters. Transfers will continue until the elected Subaccount or DCA Fixed Account value is depleted. The amount transferred each time must be at least $500. All transfers from the DCA account will be the same amount as the initial transfer unless subsequently changed. Changes to the amount transferred will only be allowed after the minimums discussed above are satisfied or when additional premium is allocated or a new amount is transferred into the DCA account. If the amount transferred is changed, the minimums discussed above must be met again (that is, transfers must be scheduled for at least six more but not more than 24 months, or for at least four more, but not more than eight quarters). Changes can be made to the Subaccounts to which these transfers are allocated. Dollar Cost Averaging transfers from the Dollar Cost Averaging Fixed Account will not be subject to an Excess Interest Adjustment. (See "Dollar Cost Averaging," p. 34.)

  Current Interest Rates. PFL periodically will establish an applicable Current Interest Rate for each of the Guaranteed Period Options within the Fixed Account, and the Dollar Cost Averaging Fixed Account Option. Current Interest Rates may be changed by PFL frequently or infrequently depending on interest rates on investments available to PFL and other factors as described below, but once established, the rate will be guaranteed for the entire duration of the Guaranteed Period. Each Guaranteed Period will have a duration of at least one year. However, except for limited situations, any amount withdrawn or transferred will be subject to an Excess Interest Adjustment, except at the end of the Guaranteed Period. (See "Excess Interest Adjustment," p. 40.)

  The Current Interest Rate will not be less than 3% per year, regardless of any application of the Excess Interest Adjustment. PFL has no specific formula for determining the rate of interest that it will declare as a Current Interest Rate, as this rate will be reflective of interest rates available on the types of debt instruments in which PFL intends to invest amounts allocated to the Fixed Account. In addition, PFL's management may consider other factors in determining Current Interest Rates for a particular Guaranteed Period including but not limited to: regulatory and tax requirements; sales commissions and administrative expenses borne by the Company; general economic trends; and competitive factors. There is no obligation to declare a rate in excess of 3%; you assume the risk that declared rates will not exceed 3%. PFL has complete discretion to declare any rate of at least 3%, regardless of market interest rates, the amounts earned by PFL on its investments, or any other factors.

  PFL'S MANAGEMENT HAS COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT INTEREST RATES. PFL CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES, EXCEPT THAT PFL GUARANTEES

THAT FUTURE CURRENT EFFECTIVE INTEREST RATES WILL NOT BE BELOW 3% PER YEAR.

TRANSFERS

  You can transfer Policy Values or an amount equal to the interest credited from one Investment Option to another within certain limits. Transfers (from the Guaranteed Period Option(s) of the Fixed Account) of an amount up to the interest credited (that is, "interest transfers") are not subject to an Excess Interest Adjustment, but may affect the interest crediting rates on the remaining funds in the Guaranteed Period Option.

  Subject to the limitations and restrictions described below, transfers from an Investment Option may be made, up to thirty days prior to the Annuity Commencement Date, by sending Written Notice, signed by you, to the Administrative and Service Office. Each Interest Transfer will be subject to a minimum amount of $50. For transfers other than Interest Transfers, the minimum amount which may be transferred is the lesser of $500 or the entire Subaccount or Guaranteed Period Option Value. If the Subaccount or Guaranteed Period Option Value remaining after a transfer is less than $500, PFL reserves the right, at its discretion, either to deny the transfer request or to include that amount as part of the transfer.

  If the Excess Interest Adjustment (at the time of a transfer request) from any Guaranteed Period Option is a negative adjustment, then the maximum amount of Policy Value that can be transferred is 25% of that Guaranteed Period Option's Policy Value, less amounts previously transferred out of that Guaranteed Period Option during the current Policy Year. No maximum will apply to amounts transferred from any Guaranteed Period Option if the Excess Interest Adjustment is a positive adjustment at the time of transfer. You must notify PFL within 30 days prior to the end of any expiring Guaranteed Period Option to instruct PFL regarding any transfers to be performed at that time.

  Transfers prior to the Annuity Commencement Date currently may be made without charge as often as you wish, subject to the minimum amount specified above. PFL reserves the right to limit these transfers to no more than 12 per Policy Year in the future, or to charge up to $10 for any transfer in excess of 12 per Policy Year.

  You may transfer an amount up to the interest credited in any of the Guaranteed Period Option(s) to any Investment Option prior to the end of the Guaranteed Period. No Excess Interest Adjustment will apply to such "Interest Transfers." Interest Transfers may affect the interest crediting rates on the remaining funds in the Guaranteed Period Option. This is because Interest Transfers may have the effect of reducing or eliminating principal amounts in the Guaranteed Period Options since, for purposes of crediting interest, PFL considers the oldest Premium Payment or transfer into the Guaranteed Period Option, plus interest allocable to that particular Premium Payment or transfer, to be withdrawn first.

  Transfers out of the Dollar Cost Averaging Fixed Account, except through an automatic Dollar Cost Averaging program, are not allowed.

  After the Annuity Commencement Date, transfers out of the Fixed Account are not permitted, and transfers between Subaccounts or from Subaccounts to the Fixed Account may be limited to once per Policy Year. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payment Options," p. 43.)

  Transfers may be made by telephone, subject to the provisions described below under "Telephone Transactions".

REINSTATEMENTS

  Requests are occasionally received by PFL to reinstate funds which had been transferred to another company via a Section 1035 exchange or trustee to trustee transfer. In this situation PFL will require you to replace the same total amount of money in the applicable Subaccounts and/or Fixed Accounts as was taken from them to effect the Exchange. The total dollar amount of funds reapplied to the Mutual Fund Account or the Target Account will be used to purchase a number of units available for each Subaccount based on the unit prices at the date of Reinstatement (within two days of the date the funds are received by PFL). It should be noted that the number of units available on the Reinstatement date may be more or less than the number surrendered for the Exchange. Amounts reapplied to the Fixed Account will receive the interest rate they would otherwise have received, had they not been withdrawn. However, an adjustment will be made to the amount reapplied to compensate PFL for the additional interest credited during the period of time between the withdrawal and the reapplication of the funds. You should consult a qualified tax adviser concerning the tax consequences of any Section 1035 exchanges or reinstatements.

TELEPHONE TRANSACTIONS

  You (or your designated account executive) may make transfers and/or change the allocation of subsequent Premium Payments by telephone. Telephone transfers are only allowed if the "Telephone Transfer/Reallocation Authorization" box in the Policy application, if any, has been checked or you have subsequently authorized telephone transfers in writing on a form provided to PFL. PFL and/or the Administrative and Service Office will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. PFL will employ reasonable procedures, however, to confirm that instructions communicated by telephone are genuine. If PFL fails to do so, certain Government regulators believe it may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for your protection. When making telephone requests, you may be required to provide your social security number and/or other information for identification purposes.

  Telephone requests must be received at the Administrative and Service Office while the New York Stock Exchange is open in order to assure same day pricing of the transaction.

  At its discretion, PFL may discontinue the telephone transaction privilege at any time as to some or all Owners, and PFL may require written confirmation of any transaction request.

DOLLAR COST AVERAGING (DCA)

  Under the Dollar Cost Averaging program, prior to the Annuity Commencement Date, you can instruct PFL to automatically transfer a specified dollar amount from the Dollar Cost Averaging Fixed Account Option, the Endeavor Money Market Subaccount or the Dreyfus U.S. Government Securities Subaccount to any other Subaccount or Subaccounts of the Mutual Fund Account and the Target Account. The automatic transfers can occur monthly or quarterly and will occur on the 28th day of the month. If the Dollar Cost Averaging request is received prior to the 28th day of any month, the first transfer will occur on the 28th day of that month. If the Dollar Cost Averaging request is received on or after the 28th day of any month, the first transfer will occur on the 28th day of the following month. The amount transferred each time must be at least $500. A minimum of six monthly or four quarterly transfers are required on all DCA programs, and a maximum of 24 monthly or eight quarterly transfers are allowed from the DCA Fixed Account. The Company may establish additional requirements for particular DCA programs.

  All transfers from the DCA account will be the same amount as the initial transfer unless subsequently changed. Changes to the amount transferred will only be allowed after the minimums discussed above are satisfied or when additional premium is allocated or a new amount is transferred into the DCA account. If the amount transferred is changed, the minimums discussed above must be met again (that is, transfers must be scheduled for at least six more but not more than 24 months, or for at least four more, but not more than eight quarters).

  Dollar Cost Averaging results in the purchase of more units when the Unit Value is low, and fewer units when the Unit Value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in higher Policy Values or will otherwise be successful. Dollar Cost Averaging requires regular investment regardless of fluctuating prices and does not guarantee profits nor prevent losses in a declining market. Before electing this option, individuals should consider their financial ability to continue transfers through periods of both high and low price levels.

  You may request Dollar Cost Averaging when purchasing the Policy or at a later date. The program will terminate when the amount in the Dollar Cost Averaging Fixed Account, the Endeavor Money Market Subaccount or the Dreyfus U.S. Government Securities Subaccount is insufficient for the next transfer, at which time the entire remaining balance is transferred.

  You may discontinue the program at any time after satisfying the minimum number of required transfers by sending a Written Notice to the Administrative and Service Office. The minimum number of transfers (6 monthly or 4 quarterly) requirement must be satisfied each time the Dollar Cost Averaging program is restarted following termination of the program for any reason. There is no charge for participation in the Dollar Cost Averaging program.

ASSET REBALANCING

  Prior to the Annuity Commencement Date you may instruct PFL to automatically transfer amounts among the Subaccounts of the Mutual Fund Account and the Target Account on a regular basis to maintain a desired allocation of the Policy Value among the various Subaccounts offered. Rebalancing will occur on a monthly, quarterly, semi-annual, or annual basis, beginning on a date you select. If no date is selected, the account will be rebalanced on the day of the month the Policy was effective. You must select the percentage of the Policy Value desired in each of the various Subaccounts offered (totaling 100%). Any amounts in the Fixed Account are ignored for purposes of asset rebalancing. Rebalancing may be started, stopped, or changed at any time, except that rebalancing will not be available when:

    (1) Automatic Dollar Cost Averaging transfers are being made; or

    (2) any other transfer is requested.

  There is no charge for participation in the asset rebalancing program.

                               PUBLISHED RATINGS

  PFL may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL and the ratings should not be considered as bearing on the investment performance of assets held in the Mutual Fund Account or the Target Account, or of the safety or riskiness of an investment in the Mutual Fund Account or the Target Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

                                  THE POLICY

  The Endeavor Platinum Variable Annuity Policy is a Flexible Premium Variable Annuity Policy. The rights and benefits under the Policy are summarized below; however, the description of the Policy contained in this Prospectus is qualified in its entirety by reference to the Policy itself, a copy of which is available upon request from PFL. The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy"). The Policy may also be purchased and used in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Policy").

POLICY APPLICATION AND ISSUANCE OF POLICIES--PREMIUM PAYMENTS

  Before it will issue a Policy, PFL must receive a completed Policy application or any information provided in lieu thereof, or transmittal form and a minimum initial Premium Payment of $5,000 for a Nonqualified Policy, or $1,000 for a Qualified Policy. There is no minimum initial Premium Payment required for tax deferred 403(b) annuity purchases. Any amount you select in such case, up to the maximum total Premium Payment allowed by PFL, may be used to start a Policy. The initial Premium Payment for tax deferred 403(b) purchases must be received within 90 days following the Policy Date, otherwise the Policy will be canceled. The initial Premium Payment is the only Premium Payment required to be paid under a Policy. A Policy ordinarily will be issued only in respect of Annuitants and Owners Age 0 through 84. Acceptance or declination of an application, transmittal form, or other information provided in lieu thereof, shall be based on PFL's underwriting standards, and PFL reserves the right to reject any application, transmittal form, or other information, or Premium Payment based on those underwriting standards.

  If the application, transmittal form, or other information can be accepted in the form received, the initial Premium Payment will be credited to the Policy Value within two Business Days after the later of receipt of the information needed to issue the Policy or receipt of the initial Premium Payment. If the initial Premium Payment cannot be credited because the application, transmittal form, or other information, or other issuing requirements are incomplete, the applicant will be contacted within five Business Days and given an explanation for the delay and the initial Premium Payment will be returned at that time unless the applicant consents to PFL's retaining the initial Premium Payment and crediting it as soon as the necessary requirements are fulfilled.

  The date on which the initial Premium Payment is credited to the Policy Value is the Policy Date. The Policy Date is the date used to determine Policy Years and Policy Anniversaries.

  All checks or drafts for Premium Payments should be made payable to PFL Life Insurance Company and sent to the Administrative and Service Office. The Death Benefit will not take effect until the Premium Payment is received and any check or draft for the Premium Payment is honored.

  Additional Premium Payments. While the Annuitant is living and prior to the Annuity Commencement Date, you may make Additional Premium Payments at any time, and in any frequency. The minimum Additional Premium Payment under both a Nonqualified Policy and a Qualified Policy is $50. Additional Premium Payments will be credited to the Policy and added to the Policy Value as of the Business Day when the premium and required information are received.

  Maximum Total Premium Payments. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000.

  Allocation of Premium Payments. You must allocate Premium Payments to one or more of the Investment Options. You must specify the initial allocation in the Policy application or transmittal form. This allocation will be used for Additional Premium Payments unless you request a change of allocation. All allocations must be made in whole percentages and must total 100%. If Premium Payments are allocated to the Dollar Cost Averaging Fixed Account, directions regarding the Subaccount(s) to which transfers are to be made must be specified on the Application or other proper Written Request. If you fail to specify how Premium Payments are to be allocated, the Premium Payment(s) cannot be accepted.

  You may change the allocation instructions for future additional Premium Payments by sending Written Notice, signed by you, to PFL's Administrative and Service Office, or by telephone (subject to the provisions described under "Telephone Transactions," p. 33). The allocation change will apply to Premium Payments received after the date the Written Notice or telephone request is received.

  Payment Not Honored by Bank. Any payment due under the Policy which is derived, all or in part, from any amount paid to PFL by check or draft may be postponed until such time as PFL determines that such instrument has been honored.

POLICY VALUE

  On the Policy Date, the Policy Value equals the initial Premium Payment. Thereafter, the Policy Value equals the sum of the values in the Mutual Fund Account, the Target Account and the Fixed Account. The Policy Value will increase by (1) any additional Premium Payments received by PFL; (2) any increases in the Policy Value due to investment results of the selected Subaccount(s); (3) any positive Excess Interest Adjustments on transfers; and
(4) interest credited in the Fixed Account. The Policy Value will decrease by
(1) Gross Partial Withdrawals; (2) any decreases in the Policy Value due to investment results of the selected Subaccounts; (3) the charges and deductions imposed by PFL; and (4) any negative Excess Interest Adjustments on transfers, and (5) premium taxes, if any.

  The Policy Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Subaccount(s), as well as the deductions and charges. A Valuation Period is the period between successive Business Days. It begins at the close of business on each Business Day and ends at the close of business on the next succeeding Business Day. A Business Day is each day that both the New York Stock Exchange is open for business. Holidays are generally not Business Days.

  When a Premium Payment is allocated or an amount is transferred to a Subaccount of the Mutual Fund Account or the Target Account, it is credited to the Policy Value in the form of Accumulation Units. Each Subaccount of the Mutual Fund Account or the Target Account has a distinct Accumulation Unit value (the "Unit Value"). The number of units credited is determined by dividing the Premium Payment or amount transferred by the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or surrendered or withdrawn from a Subaccount, units are canceled or redeemed in a similar manner.

  The Mutual Fund Account Value. For each Mutual Fund Subaccount, the Unit Value for a given Business Day is based on the net asset value of a share of the corresponding Portfolio of the Underlying Funds. Therefore, the Unit Values will fluctuate from day to day based on the investment experience of the corresponding Portfolio. The determination of Subaccount Unit Values is described in detail in the Statement of Additional Information.

  The Target Account Value. For each Target Subaccount, the Unit Value for a given Business Day is computed by dividing the value of the net assets of the Target Subaccount (that is, the value of the assets of the Target Subaccount minus its liabilities) by the total number of the Target Subaccount's Accumulation Units outstanding at such time and adjusting the quotient to the nearest cent per unit. Securities in the Target Subaccount will be valued as of the close of trading at the end of the Valuation Period. Therefore, the Unit Values will fluctuate from day to day based on the investment experience and expenses of the corresponding Target Subaccount. The determination of Unit Values is described in detail in the Statement of Additional Information.

AMENDMENTS

  No change in the Policy is valid unless made in writing by PFL and approved by one of PFL's officers. No registered representative has authority to change or waive any provision of the Policy.

  PFL reserves the right to amend the Policies to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

NON-PARTICIPATING POLICY

  The Policy does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the Policy.

                        DISTRIBUTIONS UNDER THE POLICY

SURRENDERS

  Prior to or on the Annuity Commencement Date you may surrender all or a portion of the Cash Value in exchange for a cash withdrawal payment from PFL. Prior to or on the Annuity Commencement Date, the Cash Value is the Policy Value increased or decreased by any applicable Excess Interest Adjustments. (See "Annuity Payment Options," p. 43). The Policy cannot be surrendered after the Annuity Commencement Date. (See "Annuity Payments," p. 42.)

  When requesting a partial withdrawal ($500 minimum), you must tell PFL how the withdrawal is to be allocated among the various Investment Options. If your request for a partial withdrawal from an Investment Option is greater than the Cash Value of that Option, PFL will pay you the amount of the Cash Value of that Option. If no allocation instructions are given, the withdrawal will be deducted from each Investment Option in the same proportion that your interest in each Investment Option bears to the Policy's total Policy Value. PFL reserves the right to defer payment of the Cash Value from the Fixed Account for up to six months.

  Beginning in the second Policy Year, you may surrender up to 10% of the Policy Value ("10% Withdrawals") at the time of withdrawal without an Excess Interest Adjustment if no withdrawal has been made in the current Policy Year. Amounts withdrawn from the Policy in excess of the 10% Withdrawal or withdrawn in the same Policy Year as any previous withdrawal (and all surrenders in the first Policy Year) are subject to the Excess Interest Adjustment. An Excess Interest Adjustment will not be assessed if the withdrawal is necessary to meet the minimum distribution requirements for that Policy specified by the IRS for tax qualified plans.

  The Gross Partial Withdrawal is the total amount which will be deducted from your Policy Value as a result of each partial withdrawal. The Gross Partial Withdrawal may be more or less than your requested partial withdrawal amount, depending on whether Excess Interest Adjustments apply at the time you request the partial withdrawal.

  The formula for determining the Gross Partial Withdrawal is as follows:

  Gross Partial Withdrawal = R - E

  where: R is the requested partial withdrawal; and E is the Excess Interest Adjustment.

  For a discussion of the Excess Interest Adjustment, see "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 40, and Appendix A.

  Since you assume the investment risk with respect to Premium Payments allocated to the Mutual Fund Account and the Target Account, and because partial withdrawals are subject to an Excess Interest Adjustment, and possibly income taxes or premium taxes, the total amount paid upon total surrender of the Cash Value (taking any prior surrenders into account) may be more or less than the total Premium Payments made. Following a surrender of the total Cash Value, or at any time the Policy Value is zero, all your rights and those of the Annuitant will terminate.

  In addition to the Excess Interest Adjustment and any applicable premium taxes, surrenders may be subject to income taxes and, if prior to age 59 1/2, a ten percent Federal penalty tax. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 53.)

NURSING CARE AND TERMINAL CONDITION WAIVER

  If you or your spouse (Annuitant or Annuitant's spouse if the Owner is not a natural person): (1) has been confined in a hospital or nursing facility for 30 consecutive days, or (2) has been diagnosed as having a terminal condition as defined in the Policy or endorsement (generally a life expectancy of 12 months or less), then the Excess Interest Adjustment is not imposed on surrenders or partial withdrawals. (This benefit may not be available in all states or in all Policy forms--See the Policy or endorsement for details.)

EXCESS INTEREST ADJUSTMENT (EIA)

  Surrenders, partial withdrawals, transfers, and amounts applied to a Payment Option (prior to the end of a Guaranteed Period) from the Fixed Account Guaranteed Period Options will be subject to an Excess Interest Adjustment except as provided for under "Surrenders" or "Nursing Care and Terminal Condition Withdrawal Option" above or "Systematic Payout Option," below. Prior versions of the Policy or Policies offered in certain states may not be subject to an Excess Interest Adjustment. (See Appendix B to this Prospectus.)

  The Excess Interest Adjustment partially compensates PFL for the foregoing early removal of funds from the Guaranteed Period Options where interest rates have risen since the date of the guarantee. Conversely, the Excess Interest Adjustment allows PFL to share the benefit of falling interest rates with you upon such withdrawals.

  Generally, if interest rates declared by PFL have risen since the date of the guarantee, the application of the Excess Interest Adjustment (a negative Excess Interest Adjustment in this case) will result in a lower payment upon surrender. Conversely, if interest rates have fallen since the date of the guarantee, the application of the Excess Interest Adjustment (a positive

Excess Interest Adjustment in this case) will result in a higher payment upon surrender.

  Excess Interest Adjustments will not reduce the Adjusted Policy Value for a Guaranteed Period Option below the Premium Payments and transfers to that Guaranteed Period Option, less any prior partial withdrawals and transfers from that Guaranteed Period Option, plus interest at the Policy's minimum guaranteed effective annual interest rate of 3%.

  The formula for calculating the EIA and examples of the application of the EIA are set forth in Appendix A to this Prospectus.

SYSTEMATIC PAYOUT OPTION

  Under the Systematic Payout Option, if no withdrawals have been made in the current Policy Year, you can instruct PFL to make automatic payments to you monthly, quarterly, semi-annually or annually from a specified Subaccount. Monthly and quarterly payments can only be sent by electronic funds transfer directly to a checking or savings account. The minimum payment is $50.00. The maximum payment is 10% of the Policy Value at the time the Systematic Payout is elected divided by the number of payments made per year (for example, 12 for monthly). If this requested amount is below the minimum distribution requirements for that policy specified by the IRS for tax qualified plans, the maximum payment will be increased to this minimum required distribution amount. The "Request for Systematic Payout" form must specify a date for the first payment, which must be at least 30 days but not more than one year after the form is submitted (for example, Systematic Payouts will start at the end of the payment mode selected, but not earlier than 30 days from the date of request).

  The Excess Interest Adjustment will be waived for Owners under age 59 1/2 of Qualified Policies if they take Systematic Payouts using one of the payout methods described in I.R.S. Notice 89-25, Q&A-12 (the Life Expectancy Recalculation Option, Amortization, or Annuity Factor) which generally require payments for life or life expectancy. These payments must be continued until the later of age 59 1/2 or five years from their commencement. No additional withdrawals may be taken during this time. For Qualified Policies, when the Owner is age 59 1/2 or older, the Excess Interest Adjustment will be waived if payments are made using the Life Expectancy Recalculation Option.

  In addition, for either Qualified or Nonqualified Policies, the Excess Interest Adjustment will not be imposed on Systematic Payouts.

  Qualified Policies are subject to complex rules with respect to restrictions on and taxation of distributions, including the applicability of penalty taxes. In addition, the tax treatment of systematic payouts from Nonqualified Policies has had an unfavorable ruling regarding the ability to avoid the 10% penalty tax. Therefore, you should consult a qualified tax adviser before requesting a Systematic Payout. In certain circumstances withdrawn amounts may be included in the your income. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 53.)

ANNUITY PAYMENTS

  Annuity Commencement Date. Unless the Annuity Commencement Date is changed, Annuity Payments under a Policy will begin on the Annuity Commencement Date you select at the time you apply for the Policy. You may change the Annuity Commencement Date from time to time by Written Notice to PFL, provided that notice of each change is received by PFL at its Administrative and Service Office at least thirty (30) days prior to the then current Annuity Commencement Date. Except as otherwise permitted by PFL, a new Annuity Commencement Date must be a date which is: (1) at least thirty (30) days after the date notice of the change is received by PFL; and (2) not later than the last day of the Policy month starting after the Annuitant attains age 85. In no event will an Annuity Commencement Date be permitted to be later than the last day of the month following the month in which the Annuitant attains age
95. The Annuity Commencement Date may also be changed by the Beneficiary's election of the Annuity Option after the Annuitant's death.

  Election of Payment Option. During the lifetime of the Annuitant and prior to the Annuity Commencement Date, you may choose an Annuity Payment Option or change the election, but Written Notice of any election or change of election must be received by PFL at its Administrative and Service Office at least thirty (30) days prior to the Annuity Commencement Date. If no election is made prior to the Annuity Commencement Date, Annuity Payments will be made under (i) Option 3, life income with level payments for 10 years certain, using the existing Policy Value of the Fixed Account, or (ii) Option 3-V, life income with variable payments for 10 years certain, using the existing Policy Value of the Mutual Fund Account and the Target Account, or (iii) in a combination of (i) and (ii). If the Policy Value on the Annuity Commencement Date is less than $2,000, PFL reserves the right to pay it in one lump sum in lieu of applying it under an Annuity Payment Option.

  Prior to the Annuity Commencement Date, the Beneficiary may elect to receive the Death Benefit in a lump sum or under one of the Payment Options, to the extent allowed by law and subject to the terms of any settlement agreement. (See "Death Benefit," p. 46.) Subject to the restrictions of certain state laws, Annuity Payments will be made on either a fixed basis or a variable basis as selected by you (or the Beneficiary, after the Annuitant's death).

  The person who elects a Payment Option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

  A payee who did not elect the Payment Option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

  Unless you specify otherwise, the payee shall be the Annuitant, or, after the Annuitant's death, the Beneficiary. PFL may require written proof of the age of any person who has an annuity purchased under Option 3, 3-V, 5 or 5-V.

  Premium Tax. PFL may be required by state law to pay premium tax: on the amount applied to a Payment Option, or upon Surrender, or upon payment of death proceeds. If so, PFL will deduct the premium tax before applying or paying the proceeds.

  Supplementary Contract. Once proceeds become payable and a choice has been made, PFL will issue a Supplementary Contract in settlement of the option elected under the Policy setting forth the terms of the option elected. The Supplementary Contract will name the payees and will describe the payment schedule.

  Availability as Immediate Annuity. The Policy may be purchased and immediately annuitized, without the need for an accumulation period. The Annuity Commencement Date must be a date at least thirty days after notice of such election is received by PFL.

ANNUITY PAYMENT OPTIONS

  The Policy provides five Payment Options which are described below. Two of these are offered as either "Fixed Payment Options" or "Variable Payment Options," and three are only available as Fixed Payment Options. You may elect a Fixed Payment Option, a Variable Payment Option, or a combination of both. If you elect a combination, you must specify what part of the Policy proceeds are to be applied to the Fixed and Variable Options (and you must also specify which Subaccounts for the Variable Options).

  Payments under Options 3 and 5 and the first payment under Options 3-V and 5-V are determined based on the adjusted age of the annuitant. The adjusted age is the annuitant's actual age on the annuitant's nearest birthday, at the Annuity Commencement Date, adjusted as follows:

     ANNUITY COMMENCEMENT DATE                                  ADJUSTED AGE
     -------------------------                              --------------------
       Before 2001......................................... Actual Age
       2001-2010........................................... Actual Age minus 1
       2011-2020........................................... Actual Age minus 2
       2021-2030........................................... Actual Age minus 3
       2031-2040........................................... Actual Age minus 4
       After 2040.......................................... As determined by PFL

  This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

  NOTE CAREFULLY: Under Payment Options 3(1) and 5 (including 3-V(1) and 5-V), it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second Annuity Payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third Annuity Payment; and so forth.

  On the Annuity Commencement Date, the Policy's Adjusted Policy Value will be applied to provide for Annuity Payments under the selected Annuity Option as specified. The Adjusted Policy Value is the Policy Value (for the Valuation Period which ends immediately preceding the Annuity Commencement Date), increased or decreased by any applicable Excess Interest Adjustment.

  The effect of choosing a Fixed Annuity Option is that the amount of each payment will be set on the Annuity Commencement Date and will not change. If a Fixed Annuity Option is selected, the Adjusted Policy Value will be transferred to the general account of PFL, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the sex (if consideration of sex is allowed) and adjusted age of the Annuitant. For further information, contact PFL at its Administrative and Service Office.

  Guaranteed Values. There are five Fixed Annuity Options. Options 1, 2 and 4 are based on a guaranteed interest rate of 3%. Options 3 and 5 are based on a guaranteed interest rate of 3% using the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.)

  Option 1--Interest Payments. The policy proceeds may be left with PFL for any term agreed to. PFL will pay the interest in equal payments or it may be left to accumulate. Withdrawal rights will be agreed upon by you and PFL when the option is elected.

  Option 2--Income for a Specified Period. Level payments of the proceeds with interest are made for the fixed period elected, at which time the funds are exhausted.

  Option 3--Life Income. An election may be made between:

    1. "No Period Certain"--Level payments will be made during the lifetime of the Annuitant.

    2. "10 Years Certain"--Level Payments will be made for the longer of the Annuitant's lifetime or ten years.

    3. "Guaranteed Return of Policy Proceeds"--Level payments will be made for the longer of the Annuitant's lifetime or the number of payments which, when added together, equals the proceeds applied to the income option.

  Option 4--Income of a Specified Amount. Payments are made for any specified amount until the proceeds with interest are exhausted.

  Option 5--Joint and Survivor Annuity. Payments are made during the joint lifetime of the payee and a joint payee you select. Payments will be made as long as either person is living.

  Other options may be arranged by agreement with PFL. Certain options may not be available in some states.

  Current immediate annuity rates for the same class of annuities will be used if higher than the guaranteed amount (guaranteed amounts are based upon the tables contained in the Policy). Current amounts may be obtained from PFL.

  Variable Payment Options. The dollar amount of the first Variable Annuity Payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Policy. The tables are based on a 5% effective annual assumed investment return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. (The "1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of every subsequent Variable Annuity Payment will vary based on the investment performance of the Subaccount of the Mutual Fund Account or the Target Account selected by the Annuitant or Beneficiary. If the actual investment performance exactly matched the Assumed Investment Return of 5% at all times, the amount of each Variable Annuity Payment would remain equal. If actual investment performance exceeds the Assumed Investment Return, the amount of the payments would increase. Conversely, if actual investment performance is worse than the Assumed Investment Return, the amount of the payments would decrease.

  The following Variable Payment Options generally are available:

  Option 3-V--Life Income. An election may be made between:

  1. "No Period Certain"--Payments will be made during the lifetime of the Annuitant.

  2. "10 Years Certain"--Payments will be made for the longer of the Annuitant's lifetime or ten years.

  Option 5-V--Joint and Survivor Annuity. Payments are made as long as either the Annuitant or the joint Annuitant is living.

  Certain options may not be available in some states.

  Determination of Variable Payments Other Than the First. All Variable Annuity Payments other than the first are calculated using "Annuity Units" which are credited to the Policy. The number of Annuity Units to be credited in respect of a particular Subaccount is determined by dividing that portion of the first Variable Annuity Payment attributable to that Subaccount by the Annuity Unit Value of that Subaccount for the Annuity Commencement Date. The number of Annuity Units of each particular Subaccount credited to the Policy then remains fixed. The dollar value of variable Annuity Units in the chosen Subaccount will increase or decrease reflecting the investment experience of the chosen Subaccount. The dollar amount of each Variable Annuity Payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of Annuity Units of each particular Subaccount credited to the Policy by the Annuity Unit Value for the particular Subaccount on the date the payment is made.

  Transfers. You may transfer the value of the Annuity Units from one Subaccount to another within the Mutual Fund Account, the Target Account or to the Fixed Account. However, after the Annuity Commencement Date, no transfers may be made from the Fixed Account to the Mutual Fund Account or the Target Account. The minimum amount which may be transferred is the lesser of $10 of monthly income or the entire monthly income of the variable Annuity Units in the Subaccount from which the transfer is being made. The remaining Annuity Units in the Subaccount must provide at least $10 of monthly income. If, after a transfer, the monthly income of the remaining Annuity Units in a Subaccount would be less than $10, PFL reserves the right to include those Annuity Units as part of the transfer. PFL reserves the right to limit transfers between Subaccounts after the Annuity Commencement Date to once per Policy Year.

  Tax Withholding. A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, you have not provided PFL with a written election not to have federal income taxes withheld, PFL must by law withhold such taxes from the taxable portion of such Annuity Payments and remit that amount to the federal government. Withholding is mandatory for certain Qualified Policies. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 53.)

  Adjustment of Annuity Payments. Payments will be made at 1, 3, 6, or 12 month intervals. If the individual payments provided for would be or become less than $50, PFL may change, at its discretion, the frequency of payments to such intervals as will result in payments of at least $50. If the Adjusted Policy Value on the Annuity Commencement Date is less than $2,000, PFL may pay such value in one sum in lieu of the payments otherwise provided for.

DEATH BENEFIT

  Death of Annuitant/Owner Prior to Annuity Commencement Date. A Death Benefit will be paid to the Beneficiary if the Owner, who is the Annuitant, dies prior to the Annuity Commencement Date. The amount of the Death Benefit is the greatest of the Policy Value, the Cash Value, or the Guaranteed Minimum Death Benefit selected. Prior versions of the Policy or

Policies offered in certain states may provide for a different definition or calculation of the Death Benefit. See Appendix B and the Policy or endorsement for details. The Death Benefit is not payable upon the death of the Annuitant if the Annuitant and Owner are not the same person, unless the Owner makes a separate election to do so.

  There are three Guaranteed Minimum Death Benefit Options available: (A) The "5% Annually Compounding Death Benefit," (B) the "Double Enhanced Death Benefit," and (C) the "Return of Premium Death Benefit."

  The "5% Annually Compounding Death Benefit" is the total Premium Payments less any Adjusted Partial Withdrawals (defined below) plus interest at an effective annual rate of 5% from the payment or withdrawal date up to the date of death.

  The "Double Enhanced Death Benefit" is equal to the greater of (1) and (2) where (1) is a 5% Annually Compounding Death Benefit, equal to the total Premium Payments, minus Adjusted Partial Withdrawals (defined below), plus interest accumulated at 5% per annum from the payment or withdrawal date to the earlier of the date of death or the Owner's 81st birthday, and (2) is a Step-Up Death Benefit, equal to the largest Policy Value on any Policy Anniversary prior to the earlier of the date of death or the Owner's 81st birthday, plus any Premium Payments subsequent to the date of any Policy Anniversary with the largest Policy Value, minus any Adjusted Partial Withdrawals (defined below), subsequent to the date of the Policy Anniversary with the largest Policy Value.

  The "Return of Premium Death Benefit" is the total Premium Payments less any Adjusted Partial Withdrawals (defined below) as of the date of death.

  For the purpose of calculating the Death Benefit, the Policy Date will be treated as a Policy Anniversary. Any applicable Excess Interest Adjustments on transfers or partial withdrawals from the Fixed Account will affect the value of the Guaranteed Minimum Death Benefit.

  Under all three Death Benefit Options, if the surviving spouse elects to continue the Policy in lieu of receiving the Death Benefit, an amount equal to the excess, if any, of the Guaranteed Minimum Death Benefit over the Policy Value, will then be added to the Policy Value. This amount will be added only once, at the time of such election. Thereafter, the amount paid on the death of the surviving spouse is based on the Guaranteed Minimum Death Benefit elected on the Policy Date and the surviving spouse's age.

  The 5% Annually Compounding Death Benefit is not available if either the Annuitant or the Owner is age 75 or higher on the Policy Date. The Double Enhanced Death Benefit is not available if either the Annuitant or the Owner is age 81 or higher on the Policy Date. If no choice is made prior to the Policy Date then the Return of Premium Death Benefit will apply.

  After the Policy Date, an election cannot be made and the Guaranteed Minimum Death Benefit option cannot be changed.

  The Death Benefit is based on values determined on the later of when PFL receives due proof of death and an election of settlement option.

  Adjusted Partial Withdrawal. A partial withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the "Adjusted Partial Withdrawal." The Adjusted Partial Withdrawal may be a different amount than the Gross Partial Withdrawal. Each Adjusted Partial Withdrawal is equal to the Gross Partial Withdrawal multiplied by an Adjustment Factor. The Adjustment Factor is equal to the Death Benefit prior to the partial withdrawal divided by the Policy Value prior to the partial withdrawal.

  If a partial withdrawal is taken when the Guaranteed Minimum Death Benefit exceeds the Policy Value, then the amount deducted from the Guaranteed Minimum Death Benefit as a result of the partial withdrawal (that is, the Adjusted Partial Withdrawal) will exceed the partial withdrawal request. In that case, the total proceeds of a partial withdrawal followed by payment of a Death Benefit could be less than total Premium Payments.

  Payment of Death Benefit. Due Proof of Death of the Annuitant is proof that the Annuitant who is the Owner died prior to the commencement of Annuity Payments. Upon receipt of this proof and an election of a method of settlement and return of the Policy, the Death Benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the Beneficiary to make the payment. The Beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the Annuity Payment Options described above, unless a settlement agreement is effective at the death of the Owner preventing such election.

  Required Distribution. If the Annuitant was the Owner, and the Beneficiary was not the Annuitant's spouse, the Death Benefit must (1) be distributed within five years of the date of the deceased Owner's death, or (2) payments under a Payment Option must begin within one year of the deceased Owner's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased Owner's death. If the sole Beneficiary is the deceased Owner's surviving spouse, such spouse may elect to continue the Policy as the new Annuitant and Owner instead of receiving the Death Benefit. (See "Federal Tax Matters" in the Statement of Additional Information.)

  If the Annuitant is not the Owner, and the Owner dies prior to the Annuity Commencement Date, a Successor Owner may surrender the Policy at any time for the Adjusted Policy Value. If the Successor Owner is not the deceased Owner's surviving spouse, however, this amount must be distributed within five years after the date of death of the Owner, or payments under a Payment Option must begin within one year of the deceased Owner's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy).

  Death On or After Annuity Commencement Date. The death benefit payable on or after the Annuity Commencement Date depends on the Payment Option selected. If any Owner dies on or after the Annuity Commencement Date, but before the entire interest in the Policy is distributed, the remaining portion of such interest in the Policy will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death.

  Beneficiary. The Beneficiary designation in the application will remain in effect until changed. You may change the designated Beneficiary by sending Written Notice to PFL. The Beneficiary's consent to such change is not required unless the Beneficiary was irrevocably designated or consent is required by law. (If an irrevocable Beneficiary dies, you may then designate a new Beneficiary.) The change will take effect as of the date you sign the Written Notice, whether or not you are living when the Notice is received by PFL. PFL will not be liable for any payment made before the Written Notice is received. If more than one Beneficiary is designated, and you fail to specify their interests, they will share equally.

DEATH OF OWNER

  Federal tax law requires that if the Owner (including any joint Owner or any Successor Owner who has become a current Owner) dies before the Annuity Commencement Date, then the entire value of the Policy must generally be distributed within five years of the date of death of the Owner. Certain rules apply where 1) the spouse of the deceased Owner is the sole Beneficiary, 2) the Owner is not a natural person and the primary Annuitant dies or is changed, or 3) any Owner dies after the Annuity Commencement Date. See "Federal Tax Matters" in the Statement of Additional Information for a detailed description of these rules. Other rules may apply to Qualified Policies. (See also "DISTRIBUTIONS UNDER THE POLICY--Death Benefit" p. 46.)

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

  Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed.

RESTRICTIONS UNDER SECTION 403(B) PLANS

  Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Policy used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

RESTRICTIONS UNDER QUALIFIED POLICIES

  Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

                            CHARGES AND DEDUCTIONS

  No deductions are made from Premium Payments, so that the full amount of each Premium Payment is invested in one or more of the Accounts. PFL will make certain charges and deductions in connection with the Policy in order to compensate it for bearing mortality and expense risks under the Policy and for management, administrative and distribution expenses. Charges may also be made for premium taxes, federal, state or local taxes, or for certain transfers or other transactions. Charges and expenses are also deducted from the Underlying Funds and the Target Subaccounts.

MORTALITY AND EXPENSE RISK FEE

  PFL imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the Policies. Prior to the Annuity Commencement Date, for the 5% Annually Compounding Death Benefit and the Double Enhanced Death Benefit, this charge is equal to an effective annual rate of 1.25% of the daily net asset value of the Mutual Fund Account and the Target Account. For the Return of Premium Death Benefit, the corresponding charge is equal to an effective annual rate of 1.10% of the daily net asset value of the Mutual Fund Account and the Target Account. After the Annuity Commencement Date, the Mortality and Expense Risk Fee may be lower than the Mortality and Expense Risk Fee in effect prior to the Annuity Commencement Date (See Appendix B). The Mortality and Expense Risk Fee is reflected in the Accumulation or Annuity Unit Values for the Policy for each Subaccount, and is deducted from the Subaccounts of the Mutual Fund Account and the Target Account both before and after the Annuity Commencement Date.

  Policy Values and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by PFL. The mortality risks assumed by PFL arise from its contractual obligations to make Annuity Payments (determined in accordance with the Annuity tables and other provisions contained in the Policy) and to pay Death Benefits prior to the Annuity Commencement Date. Thus, you are assured that neither an Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the monthly Annuity payments that the Annuitant will receive under the Policy.

  PFL also bears substantial risk in connection with the Death Benefit Guarantee since PFL will pay a Death Benefit equal to the Guaranteed Minimum Death Benefit if that amount is higher than the Policy Value.

  The expense risk assumed by PFL is the risk that PFL's actual expenses in administering the Policy and the Accounts will exceed the amount recovered through the Administrative Charges.

  If the Mortality and Expense Risk Fee is insufficient to cover PFL's actual costs, PFL will bear the loss; conversely, if the charge is more than sufficient to cover costs, the excess will be profit to PFL. PFL expects a profit from this charge. PFL's expenses for distributing the Policies will be borne by the general assets of PFL which may include amounts, if any, derived from the Distribution Financing Charge and, if necessary, the Mortality and Expense Risk Fee. A Mortality and Expense Risk Fee is also assessed after the Annuity Commencement Date for all Variable Payment Options.

ADMINISTRATIVE CHARGES

  Service Charge. In order to cover the costs of administering the Policies, PFL deducts a Service Charge from the Policy Value of each Policy. The annual Service Charge is deducted from the Policy Value of each Policy on each Policy Anniversary prior to the Annuity Commencement Date. The charge is not deducted after the Annuity Commencement Date. The annual Service Charge is the lesser of 2% of the Policy Value or $35, and it will not be increased in the future. This charge is waived if either the Policy Value or the sum of all Premium Payments, less the sum of all partial withdrawals, equals or exceeds $50,000 on a Policy Anniversary (or date of surrender). PFL also reserves the right to charge up to $35 at the time of surrender during any Policy Year. The Service Charge will be deducted from the Investment Option(s) in the same proportion that your interest in each Investment Option bears to your total Policy Value.

  Administrative Charge. PFL also deducts a daily Administrative Charge from the net assets of the Mutual Fund Account and the Target Account to partially cover expenses incurred by PFL in connection with the administration of each Account and the Policies. The effective annual rate of this charge is 0.15% of the net assets in the Mutual Fund Account and the Target Account. This charge is reflected in the Accumulation or Annuity Unit Values for the Policy for each Subaccount.

DISTRIBUTION FINANCING CHARGE

  During the first ten Policy years, and prior to the Annuity Commencement Date, PFL deducts a daily Distribution Financing Charge equal to an effective annual rate of 0.25% of the daily net asset value of the Mutual Fund Account and the Target Account. The Distribution Financing

Charge is paid to PFL and is designed to partially compensate PFL for the cost of distributing the Policies. The Distribution Financing Charge will be used to support marketing efforts, training of representatives and reimbursement of expenses incurred by broker/dealers who sell the Policies. The staff of the SEC deems such charge to constitute a deferred sales charge.

PREMIUM TAXES

  PFL currently makes no deduction from the Premium Payments for any state premium taxes PFL pays in connection with Premium Payments under the Policies. However, PFL will deduct the aggregate premium taxes paid on behalf of a particular Policy on (i) the Annuity Commencement Date, (ii) the total surrender of a Policy, or (iii) payment of the death proceeds of a Policy. Premium taxes currently range from 0% to 3.50% of Premium Payments.

FEDERAL, STATE AND LOCAL TAXES

  No charges are currently made for federal, state, or local taxes other than premium taxes. However, PFL reserves the right to deduct charges in the future for any taxes or other economic burden resulting from the application of any tax laws that PFL determines to be attributable to the Account or the Policies.

TRANSFER FEE

  PFL will not impose a transfer fee for the first 12 transfers between Investment Options in each Policy Year. PFL reserves the right to impose a $10 charge for the thirteenth and each subsequent transfer request you make during a single Policy Year. For the purpose of determining whether a transfer fee is payable, Premium Payment allocations are not considered transfers. All transfer requests made simultaneously will be treated as a single request. No transfer fee will be imposed for any transfer which is not at your request.

OTHER EXPENSES INCLUDING INVESTMENT ADVISORY FEES

  Each of the Mutual Fund Account Portfolios and the Target Subaccounts is responsible for all of its expenses. In addition, charges will be made against each of the Portfolios of the Underlying Funds and the Target Subaccounts for investment advisory services provided to them. The net assets of each Portfolio of the Underlying Funds and the Target Subaccounts will reflect deductions in connection with the investment advisory fee and other expenses.

  For more information concerning the investment advisory fee and other expenses of the Portfolios, see the prospectuses for the Underlying Funds, current copies of which accompany this Prospectus. Investment advisory fees and other expenses of the Target Subaccounts are described more fully in Part III of this Prospectus.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Policy, based on the Internal Revenue Code of 1986, as amended (the "Code"), proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

  At the time the initial Premium Payment is paid, a prospective purchaser must specify whether he or she is purchasing a Nonqualified Policy or a Qualified Policy. If the initial Premium Payment is derived from an exchange or surrender of another annuity policy, PFL may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity policy. PFL will require that persons purchase separate Policies if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Policy would require the minimum initial Premium Payment stated above. Additional Premium Payments under a Policy must qualify for the same federal income tax treatment as the initial Premium Payment under the Policy; PFL will not accept a Additional Premium Payment under a Policy if the federal income tax treatment of such Premium Payment would be different from that of the initial Premium Payment.

  The Qualified Policies were designed for use by retirement plans and individual retirement accounts that qualify for special federal income tax treatment under Sections 401(a), 403(b), 408(a), 408A or 457 of the Code and individuals purchasing individual retirement annuities that qualify for special federal income tax treatment under Section 408(b) of the Code. Certain requirements must be satisfied in purchasing a Qualified Policy in order for the plan, account or annuity to retain its special tax treatment. This summary is not intended to cover such requirements, and assumes that Qualified Policies are purchased pursuant to retirement plans or individual retirement accounts, or are individual retirement annuities, that qualify for such special tax treatment. This summary was prepared by PFL after consultation with tax counsel, but no opinion of tax counsel has been obtained.

  THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. EACH POTENTIAL PURCHASER IS URGED TO CONSULT HIS/HER OWN TAX ADVISER AS TO THE CONSEQUENCES OF INVESTMENT IN A POLICY UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

TAX STATUS OF THE POLICY

  Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg.
(S)1.817-5) apply a diversification requirement to each of the Mutual Fund Subaccounts and the Target Subaccounts. The Mutual Fund Account, through its Underlying Funds and their Portfolios, and the Target Account, through its Subaccounts, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the Endeavor Series Trust and WRL Series Fund, Inc. that requires the Portfolios to be operated in compliance with the Treasury regulations. PFL has entered into an agreement with First Trust Advisers, L.P., the adviser of the Target Account, that requires the Target Subaccounts to be operated in compliance with the Treasury regulations.

  Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

  The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of one or more Subaccounts in which to allocate premiums and Policy Values, and may be able to transfer among these accounts more frequently than in such rulings. Moreover, the investment strategies for the Target Subaccounts are innovative and have not been addressed by the IRS. These differences could result in you being treated as the owner of the assets of the Mutual Fund Account or the Target Account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the Policies as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the Mutual Fund Account or the Target Account.

  The Statement of Additional Information discusses other tax requirements for qualifying as an annuity contract.

  The following discussion is based on the assumption that the Policy qualifies as an annuity contract for federal income tax purposes.

TAXATION OF ANNUITIES

  The discussion below applies only to those Policies owned by natural persons, and that qualify as annuity contracts for federal income tax purposes. With respect to Owners who are natural persons, the Policy should be treated as an annuity contract for federal income tax purposes.

  In General. Except as described below with respect to Owners who are not natural persons, an Owner who holds a Policy satisfying the diversification and distribution requirements described in the Statement of Additional Information should not be taxed on increases in the Policy Value until an amount is received or deemed received, e.g., upon a partial or full surrender or as Annuity Payments under the Annuity Option selected. Generally, any amount received or deemed received under a Nonqualified Annuity Contract prior to the Annuity Commencement Date is deemed to come first from any "Income on the Contract" and then from the "Investment in the Contract." The "Investment in the Contract" generally equals total premium payments less amounts received which were not includable in gross income. To the extent that the Policy Value (Cash Value in the event of a surrender) exceeds the "Investment in the Contract," such excess constitutes the "Income on the Contract." For these purposes such "Income on the Contract" shall be computed by reference to the aggregation rules described below, and the amount includable in gross income will be taxable as ordinary income. If at the time that any amount is received or deemed received there is no "Income on the Contract" (e.g., because the gross Policy Value does not exceed the "Investment in the Contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "Investment in the Contract."

  For this purpose, the assignment, pledge or agreement to assign or pledge any portion of the Policy Value (including assignment of Owner's right to receive Annuity Payments prior to the Annuity Commencement Date) generally will be treated as a distribution in the amount of such portion of the Policy Value. Additionally, if an Owner designates a new Owner prior to the Annuity Commencement Date without receiving full and adequate consideration, the old Owner generally will be treated as receiving a distribution under the Policy in an amount equal to the Policy Value. A transfer of ownership or an assignment of a Policy, or designation of a Beneficiary or Annuitant who is not also the Owner as well as the selection of certain Annuity Commencement Dates, may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, designation, selection or assignment of a

Policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

  Aggregation Rules. Generally all nonqualified deferred annuity contracts issued by the same company (or an affiliated company) to the same owner during any calendar year shall be treated as one annuity contract, and "aggregated" for purposes of determining the amount includable in gross income. In addition, for such purposes, all Traditional individual retirement annuities and accounts under Section 408 of the Code for an individual are aggregated, and generally all distributions therefrom during a calendar year are treated as one distribution made as of the end of such year. The same aggregation rules apply to Roth individual retirement annuities and accounts. The Roth IRAs and Traditional IRAs shall be treated separately for distribution purposes.

  Surrenders or Partial Withdrawals. In the case of a partial withdrawal (including systematic partial withdrawals) under a Nonqualified Policy, the amount received generally will be includable in gross income to the extent that it does not exceed the "Income on the Contract," which is generally equal to the excess of the Policy Value immediately before the partial surrender over the "Investment in the Contract" at that time. However, for these purposes the Policy Value immediately before a partial withdrawal may have to be increased by any positive Excess Interest Adjustment which results from such a partial withdrawal or which could result from a simultaneous surrender, and may need further adjustments if the aggregation rules apply. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments, and you should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment that may apply in the case of a Non-Qualified Policy or a Qualified Policy. In the case of a partial withdrawal (including systematic withdrawals) under a Qualified Policy (other than one qualified under Section 457 of the Code), a ratable portion of the amount received is generally excludable from gross income, based on the ratio of the "Investment in the Contract" to the individual's total account balance or accrued benefit under the retirement plan at the time of each such payment. For a Qualified Policy, the "Investment in the Contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Policy. In the case of a surrender under a Nonqualified Policy or a Qualified Policy, the amount received generally will be taxable only to the extent it exceeds the "Investment in the Contract," unless the aggregation rules apply.

  Annuity Payments. Although the tax consequences may vary depending on the Annuity Payment Option elected under the Policy, in general only a portion of the Annuity Payments received after the Annuity Commencement Date will be includable in the gross income of the recipient.

  For Fixed Annuity Payments, in general the excludable portion of each payment is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total expected value of the Annuity Payments for the term of the payments. The remainder of each Annuity

Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.

  For Variable Annuity Payments, the includable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is excludable from gross income. This dollar amount is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total number of expected periodic payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.

  Where you allocate a portion of the Adjusted Policy Value on the Annuity Commencement Date to more than one Annuity Payment option (fixed or variable), special rules govern the allocation of the Policy's entire "Investment in the Contract" on such date to each such option, for purposes of determining the excludable amount of each payment received under that option. PFL makes no attempt to describe these allocation rules, because they would prescribe a complex variety of results, depending on how the allocations were made among the various types of options. Instead, you are advised to consult a competent tax adviser as to the potential tax effects of allocating any amount of Adjusted Policy Value to any particular Annuity Payment option.

  If, after the Annuity Commencement Date, Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the "Investment in the Contract" as of the Annuity Commencement Date over the aggregate amount of Annuity Payments received on or after the Annuity Commencement Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.

  Taxation of Death Benefit Proceeds. Amounts may be distributed from the Policy because of the death of an Owner or the Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the "Investment in the Contract" is not affected by the Owner's or Annuitant's death. That is, the "Investment in the Contract" remains generally the total premium payments less amounts received which were not includable in gross income.

  Penalty Taxes. In the case of any amount received or deemed received from the Policy, e.g., upon a surrender of a Policy (including systematic withdrawals) or a deemed distribution under a Policy resulting from a pledge, assignment or agreement to pledge or assign or an Annuity Payment with respect to a Policy, there may be imposed on the recipient a federal penalty tax equal to 10% of the amount includable in gross income. The penalty tax generally will not apply to any distribution: (i) made on or after the date on which the taxpayer attains age 59 1/2; (ii) made as a result of the death of the holder (generally the Owner); (iii) attributable to the disability of the taxpayer; or (iv) which is part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his/her beneficiary. Other rules may apply to Qualified Policies.

  Withholding. The portion of any distribution under a Policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain Qualified Policies, certain distributions are subject to mandatory withholding.

  Qualified Policies. The Qualified Policy is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law.

  PFL makes no attempt to provide more than general information about use of the Policy with the various types of retirement plans. Purchasers of Policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Policy.

  Individual Retirement Annuities. In order to qualify as a Traditional individual retirement annuity under Section 408(b) of the Code, a Policy must contain certain provisions: (i) the Owner must be the Annuitant; (ii) the Policy generally is not transferable by the Owner, e.g., the Owner may not designate a new Owner, designate a Contingent Owner or assign the Policy as collateral security; (iii) the total Premium Payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv)
Annuity Payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2; (v) an Annuity Payment Option with a Period Certain that will guarantee Annuity Payments beyond the life expectancy of the Annuitant and the Beneficiary may not be selected; and (vi) certain payments of Death Benefits must be made in the event the Annuitant dies prior to the distribution of the Policy Value. Policies intended to qualify as individual retirement annuities under Section 408(b) of the Code contain such provisions.

  Section 408 of the Code also indicates that no part of the funds for a Traditional individual retirement account or annuity ("IRA") should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The Policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Policy, comports with IRA qualification requirements.

  Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a Traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose adjusted gross income is under $110,00 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and Traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made from assets which have been held in the account for 5 tax years and are made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the Traditional IRA, there are no minimum required distributions during lifetime; however, required distributions at death are the same.

  Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

  Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Policy is assigned or transferred to any individual as a means to provide benefit payments.

  Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities and tax exempt organizations which enjoy special treatment. The Policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. All such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a
Section 457 plan are taxable and are subject to federal income tax withholding as wages.

  Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an Owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the Policy Value as of the close of the taxable year and all previous distributions under the Policy over (ii) the sum of the Premium Payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the Policy. For these purposes, the Policy Value at year end may have to be increased by any positive Excess Interest Adjustment which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments, and the owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a Policy the nominal Owner of which is not a natural person but the beneficial Owner of which is a natural person, (ii) a Policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a Qualified Policy (other than one qualified under Section 457) or (iv) a single-payment annuity the Annuity

Commencement Date for which is no later than one year from the date of the single Premium Payment; instead, such Policies are taxed as described above under the heading "Taxation of Annuities."

  Possible Changes in Taxation. In past years, legislation has been proposed in the U.S. Congress that would have adversely modified the federal taxation of certain annuities. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

  For example: Federal budget proposals announced by the Clinton administration February 2, 1998, call for amendments to the tax laws that would affect purchasers and owners of annuities. If enacted as proposed, the provisions would treat as taxable exchanges the following currently non-taxable transactions involving variable annuities:

    . The exchange of a non variable contract for a variable contract;

    . Any exchange of a variable contract; and

    . The transfer of funds among the Mutual Fund Account investment options or the Fixed Account and Target Account.

The proposal would also reduce an Owner's "investment in the contract" by the amount of the "mortality and expense charges," including:

    . An assumed mortality and expense risk charge for deferred annuity contracts at a rate of 1.25% of the average annual cash value. "Investment in the contract" would not be reduced by this assumed mortality and expense charge, if and to the extent, that the Owner elects a life annuity, at guaranteed purchase rates.

The actions described are proposed to become effective for contracts issued or "materially changed" after the date of the first Congressional committee action. There can be no assurance whether the measures will be enacted as proposed, or whether alternative or substitute provisions may be enacted regarding the same matters.

                          DISTRIBUTOR OF THE POLICIES

  AFSG Securities Corporation, 400 West Market Street, Louisville, KY 40202, an affiliate of PFL, is the principal underwriter of the Policies. AFSG Securities Corporation has entered or will enter into one or more contracts with various broker-dealers for the distribution of the Policies. Commissions on Policy sales are paid to dealers. Commissions payable to a broker-dealer will be up to 1% of Premium Payments and 0.50% of Policy Values (on an annual basis). In addition, certain broker-dealers may receive additional commissions of up to 0.25% of Premium Payments and 0.25% of Policy Values and certain expense allowances based upon the attainment of specific sales volume targets and other factors. These commissions are not deducted from Premium Payments, they are paid by PFL.

  The Target Account has adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act for the Distribution Financing Charge (the "Distribution Plan"). The Distribution Plan has been approved by a majority of the disinterested members of the Board of Managers of the Target Account. The Distribution Plan is designed to partially compensate PFL for the cost of distributing the Policies. Charges under the Distribution Plan will be used to support marketing efforts, training of representatives and reimbursement of expenses incurred by broker/dealers who sell the Policies, and will be based on a percentage of the daily net assets of the Target Account. The Distribution Plan may be terminated at any time by a vote of a majority of the disinterested members of the Target Account's Board of Managers, or by a vote of the majority of its outstanding shares. (See "CHARGES AND DEDUCTIONS-- Distribution Financing Charge," p. 51.)

                                 VOTING RIGHTS

THE MUTUAL FUND ACCOUNT

  To the extent required by law, PFL will vote the Underlying Funds' shares held by the Mutual Fund Account at regular and special shareholder meetings of the Underlying Funds in accordance with instructions received from persons having voting interests in the portfolios, although the Underlying Funds do not hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the Underlying Funds' shares in its own right, it may elect to do so.

  Before the Annuity Commencement Date, you hold the voting interest in the selected Portfolios. The number of votes that you have the right to instruct will be calculated separately for each Subaccount. The number of votes that you have the right to instruct for a particular Subaccount will be determined by dividing your Policy Value in the Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted.

  After the Annuity Commencement Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Policy decrease. The person's number of votes will be determined by dividing the reserve for the Policy allocated to the applicable Subaccount by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

  The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund. PFL will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the Underlying Fund. Portfolio shares as to which no timely instructions are received and shares held by PFL in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Policies participating in the same Subaccount.

  Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

THE TARGET ACCOUNT

  The Target Account is the legal owner of the common stock held in the Subaccounts and as such has the right to vote upon any matter that may be voted by shareholders. However, you or persons receiving income payments may vote on certain aspects of the governance of the Subaccounts. Matters on which persons holding voting interests may vote include the following: (1) approval of any change in the investment advisory agreement corresponding to a Subaccount; (2) any change in the fundamental investment policies of a Subaccount; or (3) any other matter requiring a vote of persons holding voting interests in the Subaccount. With respect to approval of the investment advisory agreements or any change in a fundamental investment policy, Policy Owners participating in that Subaccount will vote separately on the matter pursuant to the requirements of Rule 18f-2 under the 1940 Act.

  Before the Annuity Commencement Date, you hold the voting interest in the selected Subaccounts. The number of votes that you have will be calculated separately for each Subaccount. The number of votes that you have for a Subaccount will be determined by dividing your Policy Value in the Subaccount into the total assets of the Subaccount and multiplying this by the total number of votes.

  After the Annuity Commencement Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Policy decrease. The person's number of votes will be determined by dividing the reserve for the Policy allocated to the applicable Subaccount into the total assets of the Subaccount and multiplying this by the total number of votes.

  PFL does not intend to hold annual or other periodic meetings of Policy Owners. PFL will solicit proxies by sending you or other persons entitled to vote written requests for proxies prior to the vote. Where timely proxies are not received, the voting interests will be voted in proportion to the proxies that are received with respect to all Policies participating in the same Subaccount.

  PFL may, if required by state insurance officials, disregard proxies which would require voting to cause a change in the subclassification or investment objectives or policies of one or more of the Subaccounts, or to approve or disapprove an investment adviser or principal underwriter for one or more of the Subaccounts. In addition, PFL may disregard proxies that would require changes in the investment objectives or policies of any Subaccount or in an investment adviser or principal underwriter, if PFL reasonably disapproves those changes in accordance with applicable federal regulations. If PFL disregards proxies, it will advise those persons who may give proxies of that action and its reasons for the action in the next semiannual report.

                            YEAR 2000 MATTERS

  In October, 1996, PFL adopted and presently has in place a Year 2000 Assessment and Planning Project (the "Plan") to review and analyze exiting hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compatible. The Plan provides for a management process which ensures that when a particular system, or software application, is determined to be "non-compliant" the proper steps are in place to either remedy the "non-compliance" or cease using the particular system or software. The Plan also provides that the Chief Information Officer report to the Board of Directors as to the status of the efforts under the Plan on a regular and routine basis. PFL has engaged the services of a third-party provider that is specialized in Year 2000 issues to work on the project.

  The Plan has four specific objectives (1) develop an inventory of all applications; (2) evaluate all applications in the inventory to determine the most prudent manner to move them to Year 2000 compliance, if required; (3) estimate budgets, resources and schedules for the migration of the "affected" applications to year 2000 compliance; and (4) define testing and deployment requirements to successfully manage validation and re-deployment of any changed code. It is anticipated that all compliance issues will be resolved by December 1998.

  As of the date of this Prospectus, PFL has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

  The Year 2000 computer problem, and its resolution, is complex and multifaceted, and the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that the systems or equipment addresses Year 2000 data prior to the Year 2000). Even with appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, notwithstanding its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond knowledge or control.

                               LEGAL PROCEEDINGS

  There are no legal proceedings to which the Mutual Fund Account or the Target Account is a party or to which the assets of the Accounts are subject. PFL, like other life insurance companies, is a defendant in lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Mutual Fund Account, the Target Account or PFL.

            HISTORICAL PERFORMANCE DATA OF THE MUTUAL FUND ACCOUNT

  The following is a discussion of the historical performance data for the Mutual Fund Account. A discussion of the historical performance data for the Target Account is found in Part III of this Prospectus.

STANDARDIZED PERFORMANCE DATA

  From time to time, PFL may advertise historical yields and total returns for the Subaccounts of the Mutual Fund Account. In addition, PFL may advertise the effective yield of the Subaccount investing in the Endeavor Money Market Portfolio (the "Endeavor Money Market Subaccount"). These figures will be calculated according to standardized methods prescribed by the SEC. They will be based on historical earnings and are not intended to indicate future performance.

ENDEAVOR MONEY MARKET SUBACCOUNT

  The yield of the Endeavor Money Market Subaccount for a Policy refers to the annualized income generated by an investment under a Policy in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a Policy in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

OTHER SUBACCOUNTS

  The yield of a Mutual Fund Subaccount (other than the Endeavor Money Market Subaccount) for a Policy refers to the annualized income generated by an investment under a Policy in the Subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

  The total return of a Subaccount refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a Subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the Subaccount to the redemption value of that investment as of the first day of each of the periods for which total return quotations are provided.

  The yield and total return calculations for a Subaccount do not reflect the effect of any premium taxes that may be applicable to a particular Policy. To the extent that any or all of a premium tax is applicable to a particular Policy, the yield and/or total return of that Policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from the Administrative and Service Office upon request.

  Based on the method of calculation described in the Statement of Additional Information, the average annual total returns for periods from inception of the Subaccounts to December 31, 1997, and for the one and five year periods ended December 31, 1997 are shown below.

AVERAGE ANNUAL TOTAL RETURNS

  5% Annually Compounding Death Benefit or Double Enhanced Death Benefit (Total Mutual Fund Account Annual Expenses: 1.65%)

                          ONE YEAR  FIVE YEARS INCEPTION OF THE     SUBACCOUNT
                            ENDED      ENDED     SUBACCOUNT TO       INCEPTION
SUBACCOUNT                 12/31/97  12/31/97       12/31/97            DATE
----------                --------- ---------- ----------------- -----------------
Endeavor Asset
 Allocation.............                                           July 5, 1994
T. Rowe Price
 International
 Stock(/1/).............                                           July 5, 1994
Endeavor Value Equity...                                           July 5, 1994
Dreyfus Small Cap Value.                                           July 5, 1994
Dreyfus U.S. Government
 Securities.............                                          August 3, 1994
T. Rowe Price Equity
 Income.................                                         January 20, 1995
T. Rowe Price Growth
 Stock..................                                          January 5, 1995
Endeavor Opportunity
 Value..................                                         November 20, 1996
Endeavor Enhanced Index.                                            May 1, 1997
Endeavor Select 50(/2/).                                         February 2, 1998
Endeavor High
 Yield(/3/).............                                                N/A
WRL Growth (Janus)......                                           July 5, 1994

  Return of Premium Death Benefit (Total Mutual Fund Account Annual Expenses:
1.50%)

                          ONE YEAR FIVE YEARS INCEPTION OF THE    SUBACCOUNT
                           ENDED     ENDED     SUBACCOUNT TO       INCEPTION
SUBACCOUNT                12/31/97  12/31/97      12/31/97           DATE
----------                -------- ---------- ---------------- -----------------
Endeavor Asset
 Allocation.............                                         July 5, 1994
T. Rowe Price
 International
 Stock(/1/).............                                         July 5, 1994
Endeavor Value Equity...                                         July 5, 1994
Dreyfus Small Cap Value.                                         July 5, 1994
Dreyfus U.S. Government
 Securities.............                                        August 3, 1994
T. Rowe Price Equity
 Income.................                                       January 20, 1995
T. Rowe Price Growth
 Stock..................                                        January 5, 1995
Endeavor Opportunity
 Value..................                                       November 20, 1996
Endeavor Enhanced Index.                                          May 1, 1997
Endeavor Select 50(/2/).                                       February 2, 1998
Endeavor High
 Yield(/3/).............                                              N/A
WRL Growth (Janus)......                                         July 5, 1994

(/1/)Effective January 1, 1995, Rowe-Price Fleming International, Inc. became the Adviser to the T. Rowe Price International Stock Portfolio. The Portfolio's name was changed from the Global Growth Portfolio and the Portfolio's shareholders approved a change in investment objective from investments in small capitalization companies on a global basis to investments in a broad range of companies on an international basis (i.e., non-U.S. companies).

(/2/)The Endeavor Select 50 Portfolio began operations on February 2, 1998, therefore comparable information is not available.

(/3/)The Endeavor High Yield Portfolio is expected to commence operations on or about the date of this Prospectus, therefore comparable information is not available.

  The figures for the "five year" and "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above for the from inception periods would have been lower.

ADJUSTED HISTORICAL PERFORMANCE DATA OF THE PORTFOLIOS

  Prior to July 5, 1994, the Subaccounts had not yet commenced operations. The following performance data for the periods prior to the date the Subaccount commenced operations is based on the performance of the corresponding Portfolio and the assumption that the applicable Subaccount was in existence for the same period as the corresponding Portfolio with a level of charges equal to those currently assessed against the Subaccount or against Owner's Policy Values.

  In addition, PFL may present historic performance data for the Portfolios since their inception reduced by some or all the fees and charges under the Policy. Such adjusted historic performance includes data that precedes the inception dates on the Subaccounts. This data is designed to show the performance that would have resulted if the Policy had been in existence during that time.

  For instance, as shown in the table below, PFL may disclose average annual total returns for the Portfolios reduced by all fees and charges under the Policy, as if the Policy had been in existence. Such fees and charges include the Mortality and Expense Risk Fee of either 1.10% or 1.25% (depending on the Death Benefit Option), an Administrative Charge of .15%, and a Distribution Financing Charge of .25%.

ADJUSTED AVERAGE ANNUAL PORTFOLIO TOTAL RETURNS(/1/)

  5% Annually Compounding Death Benefit or Double Enhanced Death Benefit (Total Mutual Fund Account Annual Expenses: 1.65%)

                                                                CORRESPONDING
                                               FROM PORTFOLIO     PORTFOLIO
                                                INCEPTION OR      INCEPTION
SUBACCOUNT                      1 YEAR 5 YEARS    10 YEARS          DATE
----------                      ------ ------- -------------- -----------------
Endeavor Asset Allocation......                                 April 8, 1991
T. Rowe Price International
 Stock(/2/)....................                                January 1, 1995
Endeavor Value Equity..........                                 May 27, 1993
Dreyfus Small Cap Value........                                  May 4, 1993
Dreyfus U.S. Government
 Securities....................                                  May 9, 1993
T. Rowe Price Equity Income....                                January 1, 1995
T. Rowe Price Growth Stock.....                                January 1, 1995
Endeavor Opportunity Value.....                               November 18, 1996
Endeavor Enhanced Index........                                  May 1, 1997
Endeavor Select 50(/3/)........                               February 2, 1998
Endeavor High Yield(/4/).......                                      N/A
WRL Growth (Janus)(/5/)........                                October 2, 1986

  Return of Premium Death Benefit (Total Mutual Fund Account Annual Expenses:
1.50%)

                                                                CORRESPONDING
                                               FROM PORTFOLIO     PORTFOLIO
                                                INCEPTION OR     INCEPTION
SUBACCOUNT                      1 YEAR 5 YEARS    10 YEARS          DATE
----------                      ------ ------- -------------- -----------------
Endeavor Asset Allocation......                                 April 8, 1991
T. Rowe Price International
 Stock(/2/)....................                                January 1, 1995
Endeavor Value Equity..........                                 May 27, 1993
Dreyfus Small Cap Value........                                  May 4, 1993
Dreyfus U.S. Government
 Securities....................                                  May 9, 1993
T. Rowe Price Equity Income....                                January 1, 1995
T. Rowe Price Growth Stock.....                                January 1, 1995
Endeavor Opportunity Value.....                               November 18, 1996
Endeavor Enhanced Index........                                  May 1, 1997
Endeavor Select 50(/3/)........                               February 2, 1998
Endeavor High Yield(/4/).......                                      N/A
WRL Growth (Janus)(/5/)........                                October 2, 1986

----------------------------------
(/1/)The calculation of total return performance for periods prior to inception of the Subaccounts reflects deductions for the Mortality and Expense Risk Fee and Administrative Charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the Subaccounts had actually been in existence since the inception of the Portfolio.
(/2/)This portfolio began operations on April 8, 1991, as the Global Growth
     Portfolio. However, effective January 1, 1995, Rowe Price-Fleming International, Inc. became the new adviser to the Global Growth Portfolio. The Portfolio's name changed to the T. Rowe Price International Stock Portfolio and the Portfolio's shareholders approved a change in investment objective from investments in small capitalization companies on a global basis to investments in a broad range of companies on an international basis (that is, non-U.S. companies). Accordingly, data is provided from the date of those changes.

(/3/)The Endeavor Select 50 Subaccount began operations on February 2, 1998, therefore comparable information is not available.

(/4/)The Endeavor High Yield Portfolio is expected to commence operations on or about the date of this Prospectus, therefore comparable information is not available.

(/5/)The WRL Growth Portfolio commenced operations on October 2, 1986. For purposes of the calculation of the performance data prior to July 5, 1994, the deductions for the Mortality and Expense Risk Fee, and Administrative Charge are made on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance which would have resulted if the Subaccount had actually been in existence since the inception of the WRL Growth Portfolio.

  The figures for the "five year" and "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above from the five year and from inception periods would have been lower.

ENDEAVOR HIGH YIELD, ENDEAVOR ENHANCED INDEX AND ENDEAVOR SELECT 50 PORTFOLIOS

  The Endeavor High Yield Portfolio is new and therefore does not have historical performance data. The Endeavor Enhanced Index Portfolio and the Endeavor Select 50 Portfolio commenced operations on May 2, 1997 and February 2, 1998, respectively, and therefore these Portfolios do not have significant
historical performance data. However, their investment managers (      , J.P.
Morgan Investment Management Inc., and Montgomery Asset Management, LLC, respectively) have experience managing similar portfolios with substantially the same investment objectives and policies. Historical performance data showing the results the investment managers achieved for those other portfolios is in the prospectus for the Endeavor Series Trust, which is included with this Prospectus. See "Performance Information" in the Endeavor Series Trust's prospectus. That performance information in the Endeavor Series Trust's prospectus does not take into account the fees and charges under the Policy; if those fees and charges were reflected, the investment returns would be lower.

NON-STANDARDIZED PERFORMANCE DATA

  PFL may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a Subaccount of the Mutual Fund Account. The non-standard performance data may make assumptions such as the amount invested in a Subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

  All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained from the Administrative and Service Office upon request.

                                   PART III

                              THE TARGET ACCOUNT

  INTRODUCTION. Part III gives further background information on the Target Account, the DJIA Target 10 Subaccount and the DJIA Target 5 Subaccount, including their management and investment strategies and policies.

                              THE TARGET ACCOUNT

TARGET ACCOUNT DEFINITIONS

  Adviser--First Trust Advisers L.P., the investment adviser to the Target Account.

  Annual Stock Selection Date--The last Business Day of a specified 12-month period.

  Common Shares--The common stock held in a Target Subaccount, selected according to specified investment criteria.

  DJIA--The Dow Jones Industrial Average. Thirty stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry.

  Initial Stock Selection Date--June 30, 1998.

GENERAL

  The Target Account is a managed separate account and currently is divided into two Subaccounts. Additional Subaccounts may be established in the future at the discretion of PFL. Each Subaccount invests according to specific investment strategies. Under Iowa law, the assets of the Target Account are owned by PFL, but they are held separately from the other assets of PFL. To the extent that these assets are attributable to the Policy Value of the Policies, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in a Subaccount of the Target Account, whether or not realized, are credited to or charged against that Subaccount without regard to other income, gains or losses of any other Account or Subaccount of PFL. Each Subaccount operates as a separate investment fund. Therefore, the investment performance of any Subaccount should be entirely independent of the investment performance of PFL's general account assets or any other Account or Subaccount maintained by PFL.

  The Target Account is registered with the SEC under the 1940 Act as an open-end management investment company and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Target Account or PFL. The DJIA Target 10 Subaccount and the DJIA

Target 5 Subaccount are non-diversified Subaccounts of the Target Account. The investments and administration of each managed Subaccount are under the direction of a Board of Managers. The Board of Managers for each Subaccount annually selects an independent public accountant, reviews the terms of the management and investment advisory agreements, recommends any changes in the fundamental investment policies, and takes any other actions necessary in connection with the operation and management of the Subaccounts.

  Management of the Target Account. Endeavor Investment Advisers (the "Manager"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940 (the "Advisers Act"), is the Target Account's manager. The Manager performs administerial and managerial functions for the Target Account. (see "The Mutual Fund Account," supra.) First Trust Advisers L.P. (the "Adviser" or "First Trust"), an Illinois limited partnership formed in 1991 and an investment adviser registered with the SEC under the Advisers Act, is the Target Account's investment adviser. The Adviser's address is 1001 Warrenville Road, Lisle, Illinois 60532. First Trust Advisers L.P. is a limited partnership with one limited partner, Grace Partners of Dupage L.P., and one general partner, Nike Securities Corporation. Grace Partners of Dupage L.P. is a limited partnership with one general partner, Nike Securities Corporation, and a number of limited partners (none of whom have more than a 25% interest). Nike Securities Corporation is an Illinois corporation controlled Robert Donald Van Kampen. The Adviser is responsible for selecting the investments of each Subaccount consistent with the investment objectives and policies of that Subaccount, and will conduct securities trading for the Subaccount.

  At December 31, 1997, and as of the date of this Prospectus, the Target Subaccounts had not commenced operations. However, the Adviser is also the portfolio supervisor of certain unit investment trusts sponsored by Nike Securities L.P. ("Nike Securities") which are substantially similar to the Target Subaccounts in that they have the same investment objectives as the Subaccounts but have a life of approximately one year. Nike Securities specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities, an Illinois limited partnership formed in 1991, acts as sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, the First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and the First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $11 billion in First Trust unit investment trusts have been deposited.

  Management Fee. For its services to the Target Account, the Manager is paid a fee of 0.75% of the average daily net assets of each Target Subaccount. For its services to the Target Account, the Adviser is paid a fee equal to 0.35% of the average daily net assets of each Target Subaccount. This fee is paid by the Manager.

  Operating Expenses. In addition to the management fees, the Target Account pays all expenses not assumed by the Manager, including, without limitation, expenses for legal, accounting and auditing services, interest, taxes, costs of printing and distributing reports to shareholders, proxy materials and prospectuses, charges of its custodian, transfer agent and dividend disbursing agent, registration fees, fees and expenses of the Board of Managers who are not affiliated persons of the Manager or an Adviser, insurance, brokerage costs, litigation, and other extraordinary or nonrecurring expenses. All general Target Account expenses are allocated among and charged to the assets of the Target Subaccounts on a basis that the Board of Managers deems fair and equitable, which may be on the basis of relative net assets of each Target Subaccount or the nature of the services performed and relative applicability to each Target Subaccount. The Manager has agreed to limit each Target Subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.10% of the Subaccount's average net assets. (This limit does not include other fees and deductions such as the Mortality and Expense Risk Fee, Administrative Charge, and Distribution Financing Charge.)

  Portfolio Manager. There is no one individual primarily responsible for portfolio management decisions for the Target Account. Investments are made according to the prescribed strategy under the direction of a committee.

INVESTMENT STRATEGY

  The DJIA Target 10 Subaccount will invest in the common stock of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and holds those stocks for the following 12-month period.

  The DJIA Target 5 Subaccount will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and holds those stocks for the following 12-month period.

  The objective of each Subaccount is to provide an above-average total return through a combination of dividend income and capital appreciation. Each Subaccount will function in a similar manner. Each Subaccount will initially invest in substantially equal amounts in the common stock of the companies described above for each Subaccount (as held in a Subaccount, such common stock is referred to as the "Common Shares") determined as of a specified business day (the "Initial Stock Selection Date"). At the Initial Stock Selection Date, a percentage relationship among the number of Common Shares in a Subaccount will be established. When additional funds are deposited into the Subaccount, additional Common Shares will be purchased in such numbers reflecting as nearly as practicable the percentage relationship of the number of Common Shares established at the initial purchase. Sales of Common Shares by the Subaccount will likewise attempt to replicate the percentage relationship of Common Shares. The percentage relationship among the number of Common Shares in the Subaccount should therefore remain stable. However, given the fact that the market price of such Common Shares will vary throughout the year, the value of the Common Shares of each of the companies as compared to the total assets of the Subaccount will fluctuate during the year, above and below the proportion established on a Stock Selection Date. As of the last Business Day of the specified 12-month period following each preceding stock selection date ("Annual Stock Selection Date"), a new percentage relationship will be established among the number of Common Shares described below for each Subaccount on such date. Common Shares may be sold or new equity securities bought so that the Subaccount is equally invested in the common stock of each company meeting the Subaccount's investment criteria. Thus the Subaccount may or may not hold equity securities of the same companies as the previous year. Any purchase or sale of additional Common Shares during the year will duplicate, as nearly as practicable, the percentage relationship among the number of Common Shares as of the Annual Stock Selection Date since the relationship among the value of the Common Shares on the date of any subsequent transactions may be different than the original relationship among their value.

  Each Target Subaccount may have different investment portfolios running simultaneously for different 12-month periods.

  The Target Account may determine to offer additional subaccounts in the future, which may have different selection criteria or stock selection dates.

  Units of both the DJIA Target 10 Subaccount and the DJIA Target 5 Subaccount have not been designed so that their prices will parallel or correlate with movements in the DJIA, and it is expected that their prices will not do so.

  An investment in a Target Subaccount involves the purchase of a portfolio of attractive equities with high dividend yields in one convenient purchase. Investing in the stocks of the DJIA with the highest dividend yields amounts to a contrarian strategy because these shares are often out of favor. Such strategy may be effective in achieving a Target Subaccount's investment objectives because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group. However, there is no guarantee that either a Target Subaccount's objective will be achieved or that a Target Subaccount will provide for capital appreciation in excess of such Target Subaccount's expenses.

  Each Target Subaccount may also invest in futures and options, hold warrants, and lend its Common Shares.

  Tax Limitations. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. (S)1.817-5) apply a diversification requirement to each of the

Subaccounts of the Target Account. To qualify as "adequately diversified," each Subaccount may have:

  (i) No more than 55% of the value of its total assets represented by any one investment;

  (ii) No more than 70% of the value of its total assets represented by any two investments;

  (iii) No more than 80% of the value of its total assets represented by any three investments; and

  (iv) No more than 90% of the value of its total assets represented by any four investments.

  The Target Account, through the Subaccounts, intends to comply with the diversification requirements of the Treasury. PFL has entered into an agreement with the Manager, who in turn, has entered into a contract with the Advisor that requires the Subaccounts to be operated in compliance with the Treasury regulations. The Adviser reserves the right to depart from either Target Subaccount's investment strategy in order to meet these diversification requirements.

THE DOW JONES INDUSTRIAL AVERAGE

  The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time, for any reason. Any changes in the components of the DJIA made after the Initial Stock Selection Date will not cause a change in the identity of the Common Shares included in a Target Subaccount, including any equity securities deposited in the Target Subaccount, except on an Annual Stock Selection Date. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation                         Hewlett-Packard Company
Allied Signal                            International Business Machines
Aluminum Company of America                Corporation
American Express Company                 International Paper Company
Boeing Company                           Johnson & Johnson
Caterpillar Inc.                         McDonald's Corporation
Chevron Corporation                      Merck & Company, Inc.
Coca-Cola Company                        Minnesota Mining & Manufacturing
Walt Disney Company                        Company
E.I. du Pont de Nemours & Company
                                         J.P. Morgan & Company, Inc.
                                         Philip Morris Companies, Inc.

Eastman Kodak Company                    Procter & Gamble Company

Exxon Corporation                        Sears, Roebuck & Company

General Electric Company                 Travelers Group

General Motors Corporation               Union Carbide Corporation

Goodyear Tire & Rubber Company           United Technologies Corporation

                                         Wal-Mart Stores Inc.

  The Target Account is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Target Account or any member of the public regarding the advisability of purchasing the Target Account. Dow Jones' only relationship to FTA, Endeavor and PFL is the licensing of certain copyrights, trademarks, servicemarks and service names of Dow Jones. Dow Jones has no obligation to take the needs of FTA, Endeavor, PFL or the owners of the Target Account into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the terms and conditions of the Target Account to be issued, including the pricing or the amount payable under the contract. Dow Jones has no obligation or liability in connection with the administration or marketing of the Target Account.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSION, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY FTA, ENDEAVOR, PFL, OWNERS OF THE TARGET ACCOUNT OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

INVESTMENT RISKS

  THERE IS NO ASSURANCE THAT ANY SUBACCOUNT WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of each Subaccount's investment objective and policies and a description of risks involved in investing in each of the Subaccounts and of each Subaccount's fees and expenses is contained in the Statement of Additional Information. INFORMATION CONTAINED IN THE STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ CAREFULLY BEFORE INVESTING IN A SUBACCOUNT OF THE TARGET ACCOUNT.

  The Subaccounts consist of different issues of equity securities, all of which are listed on a securities exchange. In addition, each of the companies whose equity securities are included in a portfolio are actively-traded, well-established corporations.

  Common Shares from time to time may be sold under certain circumstances described herein. Common Shares, however, will not be sold by a Subaccount to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Common Shares no longer meet the criteria by which they were selected for a Subaccount. However, Common Shares will be sold on or about each Annual Stock Selection Date in accordance with the Adviser's stock selection strategy.

  Whether or not the Common Shares are listed on a securities exchange, the principal trading market for the Common Shares may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Common Shares may depend on whether dealers will make a market in the Common Shares. There can be no assurance that a market will be made for any of the Common Shares, that any market for the Common Shares will be maintained or that there will be sufficient liquidity of the Common Shares in any markets made. The price at which the Common Shares may be sold to meet transfers, partial withdrawals or surrenders and the value of a Subaccount will be adversely affected if trading markets for the Common Shares are limited or absent.

  Investors should be aware of certain other considerations before making a decision to invest in a Subaccount. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Common Shares will fluctuate over the life of a Subaccount and may be more or less than the price at which they were purchased by such Subaccount. The Common Shares may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Subaccounts' purchase and sale of the Common Shares and other factors.

  An investment in a Subaccount should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. In addition, due to the objective nature of the investment selection criteria, Subaccounts may be for certain periods considered concentrated in various industries. PFL cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

  An investment in the DJIA Target 5 Subaccount may subject you to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, the DJIA Target 5 Subaccount may be subject to greater market risk than other subaccounts which contain a more diversified portfolio of securities. Each Subaccount is not actively managed and common shares will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has under performed the DJIA in certain years.

  PFL, the Manager and the Adviser shall not be liable in any way for any default, failure or defect in any Common Share.

  To the best of the Adviser's knowledge, there is no litigation pending as of the date of the Prospectus with respect to any equity security which might reasonably be expected to have a material adverse effect on the Subaccounts. At any time after the date of the Prospectus, litigation may be instituted on a variety of grounds with respect to the Common Shares. PFL is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Subaccounts.

  Legislation. Further, at any time after the date of the Prospectus, legislation may be enacted that could negatively affect the Common Shares in the Subaccounts or the issuers of the Common Shares. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Subaccounts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Subaccounts or will not impair the ability of the issuers of the Common Shares to achieve their business goals.

                            PERFORMANCE INFORMATION

SUBACCOUNTS OF THE TARGET ACCOUNT--PERFORMANCE DATA

  At December 31, 1997 and as of the date of this Prospectus, the Target Subaccounts had not commenced operations. However, certain aspects of the investment strategies can be demonstrated using historical data.

  The following table contains three columns that show the performance of:

Column One: the Ten Highest Dividend Yielding Stocks Strategy for the DJIA;

Column Two: Five Lowest Priced Stocks of the Ten Highest Dividend Yielding
    Stocks Strategies in the DJIA; and

Column Three:    the performance of the DJIA.

  The returns shown in the following table and graphs are not guarantees of future performance and should not be used as predictors of returns to be expected in connection with a Subaccount. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy under performed its respective index in certain years. Accordingly, there can be no assurance that a Subaccount will outperform its respective index over the life of a Subaccount or over consecutive rollover periods, if available.

  An investor in a Subaccount would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns are based for the following reasons: the total return figures shown do not reflect brokerage commissions, Subaccount expenses or taxes; the Subaccounts are established at different times of the year; and the Subaccounts may not be fully invested at all times or equally weighted in all stocks comprising a strategy. If the above-mentioned charges were reflected in the hypothetical returns, the returns would be lower than those presented here. (See "CHARGES AND DEDUCTIONS," p. 50.)

  These figures are for calendar years; the Target Account may use different 12-month periods.

                        COMPARISON OF TOTAL RETURN(/2/)

                                 STRATEGY TOTAL RETURNS      INDEX TOTAL RETURNS
                            -------------------------------- -------------------
                                             5 LOWEST
                            10 HIGHEST     PRICED OF THE
                             DIVIDEND       10 HIGHEST
                             YIELDING         DIVIDEND
YEAR                         STOCKS(1)  YIELDING STOCKS(/1/)        DJIA
----                        ---------- --------------------- -------------------
1973.......................    4.01%           20.01%              -13.20%
1974.......................   -1.02%           -5.40%              -23.64%
1975.......................   56.10%           64.77%               44.46%
1976.......................   35.18%           40.96%               22.80%
1977.......................   -1.95%            5.49%              -12.91%
1978.......................    0.03%            1.23%                2.66%
1979.......................   13.01%            9.84%               10.60%
1980.......................   27.90%           41.69%               21.90%
1981.......................    7.46%            3.19%               -3.61%
1982.......................   27.12%           43.37%               26.85%
1983.......................   39.07%           36.38%               25.82%
1984.......................    6.22%           11.12%                1.29%
1985.......................   29.54%           38.34%               33.28%
1986.......................   35.63%           30.89%               27.00%
1987.......................    5.59%           10.69%                5.66%
1988.......................   24.57%           21.47%               16.03%
1989.......................   26.97%           10.55%               32.09%
1990.......................   -7.82%          -15.74%               -0.73%
1991.......................   34.20%           62.03%               24.19%
1992.......................    7.69%           22.90%                7.39%
1993.......................   27.08%           34.01%               16.87%
1994.......................    4.21%            8.27%                5.03%
1995.......................   36.85%           30.50%               36.67%
1996.......................   28.35%           26.20%               28.71%
1997.......................   21.68%           19.97%               24.82%

(1) The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA for any given period were selected by ranking the dividend yields for each of the stocks in the index, as of the beginning of the period, and dividing by the stock's market value on the first trading day on the exchange where that stock principally trades in the given period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the twenty years listed above, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of 18.44%, while the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of 21.39%. In addition, over this period, the individual strategies achieved a greater average annual total return than that of the DJIA, which was 13.08%. Although each Target Subaccount seeks to achieve a better performance than the index as a whole, there can be no assurance that a Target Subaccount will achieve a better performance.

PAST PERFORMANCE OF THE DJIA


                  [DJIA PERFORMANCE CHART APPEARS HERE]

Gross Mountain Chart


                                         Five Lowest Priced Stocks
                Ten Highest Dividend    of the Ten Highest Dividend
          Year  Yielding DJIA Stocks        Yielding DJIA Stocks        DJIA Index
          1973          10,401                   12,001                  8,680
          1974          10,294                   11,353                  6,629
          1975          16,069                   18,708                  9,576
          1976          21,722                   26,370                 11,759
          1977          21,299                   27,819                 10,242
          1978          21,306                   28,160                 10,514
          1979          24,078                   30,930                 11,629
          1980          30,795                   43,824                 14,175
          1981          33,092                   45,223                 13,663
          1982          42,068                   64,838                 17,332
          1983          58,502                   88,427                 21,808
          1984          62,141                   98,259                 22,090
          1985          80,496                  135,933                 29,442
          1986         109,174                  177,924                 37,391
          1987         115,273                  196,942                 39,508
          1988         143,591                  239,235                 45,843
          1989         182,312                  264,469                 60,554
          1990         168,056                  222,838                 60,109
          1991         225,527                  361,063                 74,647
          1992         242,878                  443,743                 80,160
          1993         308,641                  594,657                 93,681
          1994         321,635                  643,846                 98,395
          1995         440,156                  840,213                134,480
          1996         564,950                1,060,341                173,089
          1997         687,429                1,272,137                216,049



  The chart above represents past performance of the DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (but not the DJIA Target 10 Subaccount or the DJIA Target 5 Subaccount) from January 1, 1973 through December 31, 1997 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that either the DJIA Target 10 Subaccount or the DJIA Target 5 Subaccount will outperform the DJIA.

  The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment dates during the period and the deduction of all recurring expenses that were charged to shareholder accounts. Investors should not rely on the preceding financial information as an indication of the past or future performance of the Target Subaccounts.

STANDARDIZED PERFORMANCE DATA

  From time to time, PFL may advertise historical total returns for the Target Subaccounts. These figures will be calculated according to standardized methods prescribed by the SEC. They will be based on historical earnings and are not intended to indicate future performance.

  The total return calculations for a Subaccount do not reflect the effect of any premium taxes that may be applicable to a particular Policy. To the extent that any or all of a premium tax is applicable to a particular Policy, the total return of that Policy will be reduced. For additional information regarding total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from the Administrative and Service Office upon request.

NON-STANDARDIZED PERFORMANCE DATA

  PFL may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a Target Subaccount. The non-standard performance data may make assumptions such as the amount invested in a Subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments and may also make other assumptions.

  All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained from the Administrative and Service office upon request.

                              PORTFOLIO TURNOVER

  It is anticipated that each Target Subaccount's annual rate of portfolio turnover normally will not exceed 100%. Portfolio turnover for each Target Subaccount will vary from year to year, and depending on market conditions, the portfolio turnover rate could be greater in periods of unusual market movement. A higher turnover rate would result in heavier brokerage commissions or other transactional expenses which must be borne, directly or indirectly by each subaccount, and ultimately by you.

                      STATEMENT OF ADDITIONAL INFORMATION

  A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                             TABLE OF CONTENTS

                                  PART I

THE POLICY--GENERAL PROVISIONS..............................................   3
  Owner.....................................................................   3
  Entire Policy.............................................................   3
  Delay of Payment and Transfers............................................   4
  Misstatement of Age or Sex................................................   4
  Reallocation of Policy Values After the Annuity Commencement Date.........   4
  Assignment................................................................   4
  Evidence of Survival......................................................   5
  Non-Participating.........................................................   5
  Amendments................................................................   5
  Addition, Deletion, or Substitution of Investments........................   5
FEDERAL TAX MATTERS.........................................................   6
  Taxation of PFL...........................................................   6
INVESTMENT EXPERIENCE.......................................................   7
  Accumulation Units........................................................   7
  Annuity Unit Value and Annuity Payment Rates..............................   8
HISTORICAL PERFORMANCE DATA.................................................  10
  Money Market Yields.......................................................  10
  Other Subaccount Yields...................................................  11
  Total Returns.............................................................  12
  Other Performance Data....................................................  13
  Adjusted Performance Data--The Mutual Fund Account........................  13

                                  PART II

THE TARGET ACCOUNT..........................................................  13
  What is the Investment Strategy?..........................................  13
  Determination of Unit Value; Valuation of Securities......................  14
MANAGEMENT..................................................................  15
  The Board of Managers.....................................................  15
  The Investment Advisory Services..........................................  18
  The Manager...............................................................  18
  Transfer Agent and Custodian..............................................  19
BROKERAGE ALLOCATION........................................................  19
INVESTMENT RESTRICTIONS.....................................................  19
  Fundamental Policies......................................................  19
  Operating Policies........................................................  20
  Options and Futures Strategies............................................  20
  Securities Lending........................................................  22

                                 PART III

STATE REGULATION OF PFL.....................................................  23
ADMINISTRATION..............................................................  23
RECORDS AND REPORTS.........................................................  23
DISTRIBUTION OF THE POLICIES................................................  23
OTHER PRODUCTS..............................................................  24
CUSTODY OF ASSETS...........................................................  24
LEGAL MATTERS...............................................................  24
OTHER INFORMATION...........................................................  24
FINANCIAL STATEMENTS........................................................  24
INDEPENDENT AUDITORS........................................................  24

                                  APPENDIX A

                      EXCESS INTEREST ADJUSTMENT(1)

  The formula which will be used to determine the Excess Interest Adjustment
(EIA) is:

                              S* (G - C)* (M/12)

S =  Gross amount being withdrawn that is subject to the EIA

G =  Guaranteed Interest Rate in effect for the policy

C = Current Guaranteed Interest Rate then being offered on new premiums for the next longer option period than "M". If this policy form or such an option period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

M = Number of months remaining in the current option period, rounded up to the next higher whole number of months.

EXAMPLE 1 (FULL SURRENDER, RATES INCREASE BY 3%):

Single Premium:                $50,000
Guarantee Period:              5 Years
Guarantee Rate:                5.50% per annum
Surrender:                     Middle of Contract Year 3
Policy Value at middle of
  Contract Year 3              =  50,000* (1.055) R 2.5 = 57,161.18
Adjustment Free Amount at
  middle of Contract Year 3    =  57,161.18* .10 = 5,716.12
Amount Subject to EIA          =  57,161.18 - 5,716.12 = 51,445.06
EIA Floor                      =  50,000* (1.03) R 2.5 = 53,834.80
Excess Interest Adjustment
 G  = .055
 C  = .085
 M  = 30
Excess Interest Adjustment     =  S* (G - C)* (M/12)
                               =  51,445.06* (.055--.085)* (30/12)
                               =  -3,858.38, but Excess Interest
                                  Adjustment cannot cause the Adjusted
                                  PV to fall below the floor, so the
                                  adjustment is limited to
                                  53,834.80 - 57,161.18 = -3,326.38
Adjusted Policy Value ("APV")  =  Net Surrender Value
                               =  PV + EIA = 57,161.18 + (-3,326.38)
                               =  53,834.80

----------------------------------
(1) * represents multiplication;
    R represents exponentiation.

EXAMPLE 2 (SURRENDER, RATES DECREASE BY 1%):

Single Premium:                            $50,000
Guarantee Period:                          5 Years
Guarantee Rate:                            5.50% per annum
Surrender:                                 Middle of Contract Year 3
Policy Value at middle of Contract Year 3  = 50,000* (1.055) R 2.5 = 57,161.18
Adjustment Free Amount at middle of Con-
  tract Year 3                             = 57,161.18* .10 = 5,716.12
Amount Subject to EIA                      =57,161.18 - 5,716.12 = 51,445.06
EIA Floor                                  =50,000* (1.03) R 2.5 = 53,834.80
Excess Interest Adjustment
 G  = .055
 C  = .045
 M  = 30
Excess Interest Adjustment                 = S* (G - C)* (M/12)
                                           = 51,445.06* (.055 - .045)* (30/12)
                                           = 1,286.13
Adjusted PV = Net Surrender Value          = 57,161.18 - 1,286.13 = 58,447.31

  On a partial withdrawal, PFL will pay the policy holder the full amount of withdrawal requested (as long as the Annuity Purchase Value is sufficient). Amounts withdrawn will reduce the PV by an amount equal to:

                                     R - E

where:

R = the requested partial withdrawal

E = the Excess Interest Adjustment

EXAMPLE 3 (PARTIAL WITHDRAWAL, RATES INCREASE BY 1%):

Single Premium:                            $50,000
Guarantee Period:                          5 Years
Guarantee Rate:                            5.50% per annum
Partial withdrawal:                        $20,000; Middle of Contract Year 3
Policy Value at middle of Contract Year 3  = 50,000* (1.055) R 2.5 = 57,161.18
Adjustment Free Amount at middle of
  Contract Year 3                          = 57,161.18* .10 = 5,716.12
Excess Interest Adjustment
 S = 20,000 - 5,716.12 = 14,283.88
 G = .055
 C = .065
 M = 30
 E = 14,283.88* (.055 - .065)* (30/12) = -357.10
Remaining Policy Value at middle of
  Contract Year 3                          = 57,161.18 - (R - E)
                                           = 57,161 - (20,000 - (-357.10))
                                           = 36,803.90

EXAMPLE 4 (PARTIAL WITHDRAWAL, RATES DECREASE BY 1%):

Single Premium:                            $50,000
Guarantee Period:                          5 Years
Guarantee Rate:                            5.50% per annum
Partial Surrender:                         $20,000; Middle of Contract Year 3
Policy Value at middle of Contract Year 3  = 50,000* (1.055) R 2.5 = 57,161.18
Adjustment Free Amount at middle of
  Contract Year 3                          = 57,161.18* .10 = 5,716.12
Excess Interest Adjustment
 S = 20,000 - 5,716.12 = 14,283.88
 G = .055
 C = .045
 M = 30
 E = 14.283.88* (.055 - .045)* (30/12) = 357.10
Remaining Policy Value at middle of
  Contract Year 3                          = 57,161.18 - (R - E)
                                           = 57,161.18 - (20,000 - 357.10)
                                           = 37,518.28

                                APPENDIX B

  The dates shown below are the approximate first issue dates of the various versions of the Policy. These dates will vary by state in many cases. This Appendix describes certain of the more significant differences in features of the various versions of the Policy. There may be additional variations. Please see your actual policy and any attachments for determining your specific coverage.

--------------------------------------------------------------------------
Policy Form/Endorsement                       Approximate First Issue Date
--------------------------------------------------------------------------
AV212 101 75 1292 (Policy Form)               May 1993
--------------------------------------------------------------------------
V829 & S831 (replacement pages for 1.65 M&E)  January 1994
--------------------------------------------------------------------------
AE872 395 (endorsement)                       May 1995
--------------------------------------------------------------------------
AV265 101 89 396 (Policy Form)                June 1996
--------------------------------------------------------------------------
AE900 396 (endorsement)                       June 1996
--------------------------------------------------------------------------
AV339 101 101 497 (Policy Form)               July 1997
--------------------------------------------------------------------------
AE957 497 (endorsement)                       July 1997
--------------------------------------------------------------------------
AV400 101 107 198 (Policy Form)               Anticipated: May 1998
--------------------------------------------------------------------------

  Product Feature   AV212 101 75      AV212 101 75      AV265 101 89 396  AV339 101 101     AV400 101 107
                    1292              1292,V829 and     and AE900 396     497 and AE957     198 with AE957
                                      S831                                497               497
------------------------------------------------------------------------------------------------------------
  Excess Interest   N/A               N/A               Yes               Yes               Yes
  Adjustment
------------------------------------------------------------------------------------------------------------
  Guaranteed        Total Premiums    Total Premiums    5% Annually       5% Annually       5% Annually
  Minimum Death     Paid, less any    Paid, less any    Compounding       Compounding       Compounding
  Benefit           partial           partial           (Option A) or     (Option A) or     (Option A),
  Option(s)         withdrawals made  withdrawals made  Annual Step-Up    Annual Step-Up    Double Enhanced
                    before death,     before death,     (Option B).       (Option B), or    (Option B), or
                    accumulated at    accumulated at    Option A is only  Return of         Return of
                    5% to the date    5% to the date    available if      Premium (Option   Premium (Option
                    we receive due    we receive due    Owner and         C). Option A is   C). Option A is
                    proof of death    proof of death    Annuitant are     only available    only available
                    or the Policy     or the Policy     both under age    if Owner and      if Owner and
                    Value on the      Value on the      75.               Annuitant are     Annuitant are
                    date we receive   date we receive                     both under age    both under age
                    due proof of      due proof of                        75. Option B is   75. Option B is
                    death, which      death, which                        only available    only available
                    ever is greater.  ever is greater.                    if Owner and      if Owner and
                                                                          Annuitant are     Annuitant are
                                                                          under age 81.     under age 81.
------------------------------------------------------------------------------------------------------------
  Guaranteed        N/A               N/A               1, 3 and 5 year   1, 3, and 5 year  1, 3, and 5 year
  Period Options                                        Guaranteed        Guaranteed        Guaranteed
  (available in                                         Periods           Periods           Periods
  the Fixed                                             available.        available.        available.
  Account)
------------------------------------------------------------------------------------------------------------
  Minimum           N/A               N/A               3%                3%                3%
  effective annual
  interest rate
  applicable to
  the fixed
  account
------------------------------------------------------------------------------------------------------------
  Asset             N/A               N/A               Yes               Yes               Yes
  Rebalancing
------------------------------------------------------------------------------------------------------------
  Death Proceeds    Greater of 1)     Greater of 1)     Greatest of (a)   Greatest of (a)   Greatest of (a)
                    the Policy Value  the Policy Value  Policy Value,     Policy Value,     Policy Value,
                    on the date we    on the date we    (b) Cash Value,   (b) Cash Value,   (b) Cash Value,
                    receive due       receive due       and (c)           and (c)           and (c)
                    proof of death,   proof of death,   Guaranteed        Guaranteed        Guaranteed
                    or 2) the total   or 2) the total   Minimum Death     Minimum Death     Minimum Death
                    premiums paid     premiums paid     Benefit.          Benefit.          Benefit.
                    for this policy,  for this policy,
                    less any partial  less any partial
                    withdrawals made  withdrawals made
                    before death,     before death,
                    accumulated at    accumulated at
                    5% interest per   5% interest per
                    annum to the      annum to the
                    date we receive   date we receive
                    due proof of      due proof of
                    death             death.
------------------------------------------------------------------------------------------------------------
  Distribution      N/A               Applicable        Applicable        Applicable        Applicable
  Financing Charge

  Product Feature   AV212 101 75      AV212 101 75      AV265 101 89 396  AV339 101 101     AV400 101 107
                    1292              1292,V829 and     and AE900 396     497 and AE957     198 with AE957
                                      S831                                497               497
------------------------------------------------------------------------------------------------------------
  Is Mortality &    No                No                No                No                Yes (1.10% plus
  Expense Risk Fee                                                                          Adminsitrative
  and                                                                                       Charge,
  Administrative                                                                            regardless of
  Charge different                                                                          death benefit
  after the                                                                                 chosen prior to
  Annuity                                                                                   the Annuity
  Commencement                                                                              Commencement
  Date?                                                                                     Date.
------------------------------------------------------------------------------------------------------------
  Dollar Cost       N/A               N/A               Yes               Yes               Yes
  Averaging Fixed
  Account Option
------------------------------------------------------------------------------------------------------------
  Service Charge    $35 assessed on   $35 assessed on   $35 assessed on   $35 assessed      $35 assessed
                    each Policy       each Policy       each Policy       either on a       either on a
                    Anniversary.      Anniversary.      Anniversary;      Policy            Policy
                                                        waived if Sum of  Anniversary or    Anniversary or
                                                        Premium Payments  on Surrender;     on Surrender;
                                                        less partial      waived if sum of  waived if sum of
                                                        withdrawals is    Premium Payments  Premium Payments
                                                        at least $50,000  less partial      less partial
                                                        on the Policy     withdrawals or    withdrawals or
                                                        Anniversary. Not  the Policy Value  the Policy Value
                                                        deducted from     is at least       is at least
                                                        the Fixed         $50,000 on the    $50,000 on the
                                                        Account.          Policy            Policy
                                                                          Anniversary or    Anniversary or
                                                                          at the time of    at the time of
                                                                          Surrender. The    Surrender. The
                                                                          Service Charge    Service Charge
                                                                          is deducted pro-  is deducted pro-
                                                                          rata from the     rata from the
                                                                          Investment        Investment
                                                                          Options.          Options.
------------------------------------------------------------------------------------------------------------
  Nursing Care and  N/A               N/A               Yes               Yes               Yes
  Terminal
  Condition
  Withdrawal
  Option

                      STATEMENT OF ADDITIONAL INFORMATION

                    THE ENDEAVOR PLATINUM VARIABLE ANNUITY

                                Issued through

                             PFL ENDEAVOR VARIABLE

                             ANNUITY ACCOUNTS

                                  Offered by
                          PFL LIFE INSURANCE COMPANY

                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

                               ----------------

  This statement of additional information expands upon subjects discussed in the current prospectus for the Endeavor Platinum Variable Annuity (the "Policy") offered by PFL Life Insurance Company. You may obtain a copy of the Prospectus dated May 1, 1998 by calling 1-800-525-6205, or by writing to the administrative and service office, Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

  THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND TARGET ACCOUNT, ENDEAVOR SERIES TRUST, AND THE GROWTH PORTFOLIO OF THE WRL SERIES FUND, INC.

Dated: May 1, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                     PART I

THE POLICY--GENERAL PROVISIONS
  Owner....................................................................   3
  Entire Policy............................................................   3
  Delay of Payment and Transfers...........................................   4
  Misstatement of Age or Sex...............................................   4
  Reallocation of Policy Values After the Annuity Commencement Date........   4
  Assignment...............................................................   4
  Evidence of Survival.....................................................   5
  Non-Participating........................................................   5
  Amendments...............................................................   5
  Addition, Deletion, or Substitution of Investments.......................   5
FEDERAL TAX MATTERS........................................................   6
  Taxation of PFL..........................................................   6
INVESTMENT EXPERIENCE......................................................   7
  Accumulation Units.......................................................   7
  Annuity Unit Value and Annuity Payment Rates.............................   8
HISTORICAL PERFORMANCE DATA................................................  10
  Money Market Yields......................................................  10
  Other Subaccount Yields..................................................  11
  Total Returns............................................................  12
  Other Performance Data...................................................  13
  Adjusted Performance Data--The Mutual Fund Account.......................  13

                                    PART II

THE TARGET ACCOUNT.........................................................  13
  What is the Investment Strategy?.........................................  13
  Determination of Unit Value; Valuation of Securities.....................  14
MANAGEMENT.................................................................  15
  The Board of Managers....................................................  15
  The Investment Advisory Services.........................................  18
  The Manager..............................................................  18
  Transfer Agent and Custodian.............................................  19
BROKERAGE ALLOCATION.......................................................  19
INVESTMENT RESTRICTIONS....................................................  19
  Fundamental Policies.....................................................  19
  Operating Policies.......................................................  20
  Options and Futures Strategies...........................................  20
  Securities Lending.......................................................  22

                                    PART III

STATE REGULATION OF PFL....................................................  23
ADMINISTRATION.............................................................  23
RECORDS AND REPORTS........................................................  23
DISTRIBUTION OF THE POLICIES...............................................  23
OTHER PRODUCTS.............................................................  24
CUSTODY OF ASSETS..........................................................  24
LEGAL MATTERS..............................................................  24
OTHER INFORMATION..........................................................  24
FINANCIAL STATEMENTS.......................................................  24
INDEPENDENT AUDITORS.......................................................  24

  In order to supplement the description in the Prospectus, the following provides additional information about the Policy which may be of interest to you. Part I of this Statement of Additional Information provides additional information regarding the Policy. Part II of this Statement of Additional Information (beginning on p. ) provides information regarding the operations and investment activities of the Target Account, including its investment policies. Part III provides miscellaneous additional information about PFL and the Accounts.

                                    PART I

                        THE POLICY--GENERAL PROVISIONS

OWNER

  The Policy shall belong to you, as the Owner, upon issuance of the Policy after completion of an application and delivery of the initial Premium Payment. While the Annuitant is living, you may: (1) assign the Policy; (2) surrender the Policy; (3) amend or modify the Policy with PFL's consent; (4) receive annuity payments or name a Payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable Beneficiary; and of your spouse in a community or marital property state.

  Unless PFL has been notified of a community or marital property interest in the Policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

  A Successor Owner can be named in the Policy application or information provided in lieu thereof, or in a Written Notice. The Successor Owner will become the new Owner upon your death, if you predecease the Annuitant. If no Successor Owner survives you and you predecease the Annuitant, your estate will become the Owner.

  You may change the ownership of the Policy in a Written Notice. When this change takes effect, all rights of ownership in the Policy will pass to the new Owner. A change of ownership may have adverse tax consequences.

  When there is a change of Owner or Successor Owner, the change will take effect as of the date the Owner signs the Written Notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the Owner or naming a new Successor Owner cancels any prior choice of Successor Owner, but does not change the designation of the Beneficiary or the Annuitant.

  If ownership is transferred (except to your spouse) because you die before the Annuitant, the Cash Value generally must be distributed to the Successor Owner within five years of your death, or payments must be made for a period certain or for the Successor Owner's lifetime so long as any period certain does not exceed that Successor Owner's life expectancy, if the first payment begins within one year of your death.

ENTIRE POLICY

  The Policy and any endorsements thereon and the Policy application or information provided in lieu thereof, constitute the entire contract between PFL and you. All statements in the application are representations and not warranties. No statement will cause the Policy to be void or to be used in defense of a claim unless contained in the application or information provided in lieu thereof.

DELAY OF PAYMENT AND TRANSFERS

  Payment of any amount due from the Mutual Fund Account or the Target Account in respect of a surrender, partial withdrawal, the Death Benefit or the death of the Owner of a Nonqualified Policy generally will occur within seven business days from the date the Written Notice (and any other required documentation or information) is received, except that PFL may be permitted to defer such payment from the Mutual Fund Account or the Target Account if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission (the "SEC") or the SEC requires that trading be restricted; or (3) the SEC permits a delay for your protection. In addition, transfers of amounts from the Subaccounts may be deferred under these circumstances.

  Certain delays and restrictions apply to transfers of amounts out of the Fixed Account. See "The Endeavor Accounts--The Fixed Account," p. 29 of the Prospectus.

MISSTATEMENT OF AGE OR SEX

  If the age or sex of the Annuitant or Owner has been misstated, PFL will change the annuity benefit payable to that which the Premium Payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the Beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or Beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the Annuitant or Owner may be established at any time by the submission of proof satisfactory to PFL.

REALLOCATION OF POLICY VALUES AFTER THE ANNUITY COMMENCEMENT DATE

  After the Annuity Commencement Date, you may reallocate the value of a designated number of Annuity Units of a Subaccount of the Mutual Fund Account ("Mutual Fund Subaccount") or of a Subaccount of the Target Account ("Target Subaccount") then credited to a Policy into an equal value of Annuity Units of one or more other Mutual Fund Subaccounts, Target Subaccounts, or the Fixed Account. The reallocation shall be based on the relative value of the Annuity Units of the Account(s) or Subaccount(s) at the end of the Business Day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the Annuity Units in the Account or Subaccount from which the transfer is being made. If the monthly income of the Annuity Units remaining in an Account or Subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those Annuity Units as part of the transfer. The request must be in writing to PFL's Administrative and Service Office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of Annuity Units may be made in any given Policy Year.

ASSIGNMENT

  During the lifetime of the Annuitant you may assign any rights or benefits provided by the Policy. An assignment will not be binding on PFL until a copy has been filed at its Administrative and Service Office. Your rights and benefits and those of the Beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

  Unless you so direct by filing Written Notice with PFL, no Beneficiary may assign any payments under the Policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any Beneficiary's creditors.

EVIDENCE OF SURVIVAL

  PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

NON-PARTICIPATING

  The Policy will not share in PFL's surplus earnings; no dividends will be paid.

AMENDMENTS

  No change in the Policy is valid unless made in writing by PFL and approved by one of PFL's officers. No Registered Representative has authority to change or waive any provision of the Policy.

  PFL reserves the right to amend the Policies to meet the requirements of the Internal Revenue Code (the "Code"), regulations or published rulings. You can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

  PFL cannot and does not guarantee that any of the Portfolios or Subaccounts will always be available for Premium Payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the Mutual Fund Account and its investments. PFL reserves the right to eliminate the shares of any Portfolio held by a Mutual Fund Subaccount and to substitute shares of another Portfolio of the Underlying Funds, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in PFL's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Mutual Fund Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Mutual Fund Subaccount will not be made without prior notice to you and the prior approval of the SEC. PFL retains the right, subject to any applicable law, to make certain changes in the Target Account and its investments. PFL reserves the right to eliminate a Target Subaccount if, in PFL's judgment, investment in any Target Subaccount would be inappropriate in view of the purposes of the Policy. Nothing contained herein shall prevent the Mutual Fund Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of your requests.

  New Subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by PFL. Each additional Subaccount will purchase shares in a mutual fund portfolio, other investment vehicle, or, in the case of the Target Account, in shares of common stock. PFL may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any Subaccount is eliminated, PFL will notify you and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by you, PFL will reinvest the amounts in the Subaccount that invests in the Endeavor Money Market Portfolio (or in a similar portfolio of money market instruments), in another Subaccount, or in the Fixed Account, if appropriate.

  In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Policies, the Mutual Fund Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts, and the Target Account may be (i) operated in any form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may transfer the assets of the Mutual Fund Account or the Target Account associated with the Policies to another account or accounts.

                              FEDERAL TAX MATTERS

  Distribution Requirements. The Code also requires that Nonqualified Policies contain specific provisions for distribution of Policy proceeds upon the death of any Owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Policies provide that if any Owner dies on or after the Annuity Commencement Date and before the entire interest in the Policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such Owner's death. If any Owner dies before the Annuity Commencement Date, the entire interest in the Policy must generally be distributed within 5 years after such Owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such Owner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the "Designated Beneficiary" as defined in section 72(s) of the Code. However, if upon such Owner's death prior to the Annuity Commencement Date, such Owner's surviving spouse becomes the sole new Owner under the Policy, then the Policy may be continued with the surviving spouse as the new Owner. Under the Policy, the Beneficiary is the Designated Beneficiary of an Owner/Annuitant and the Successor Owner is the Designated Beneficiary of an Owner who is not the Annuitant. If any Owner is not a natural person, then for purposes of these distribution requirements, the primary Annuitant shall be treated as the Owner and any death or change of such primary Annuitant shall be treated as the death of the Owner. The Nonqualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Policies satisfy all such Code requirements. The provisions contained in the Policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

TAXATION OF PFL

  PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The Mutual Fund Account and the Target Account are treated as part of PFL and, accordingly, will not be taxed separately as "regulated investment companies" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Mutual Fund Account or the Target Account retained as part of the reserves under the Policy. Based on this expectation, it is anticipated that no charges will be made against the Mutual Fund Account or the Target Account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the Mutual Fund Account or the Target Account, PFL may make a charge to that Account.

                             INVESTMENT EXPERIENCE

  A "Net Investment Factor" is used to determine the value of Accumulation Units and Annuity Units, and to determine annuity payment rates.

ACCUMULATION UNITS

  Upon allocation to the selected Mutual Fund Subaccount or Target Subaccount, Premium Payments are converted into Accumulation Units of the Subaccount. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount as next determined after the Premium Payment is received at the Administrative and Service Office or, in the case of the initial Premium Payment, when the Policy application is completed, whichever is later. The value of an Accumulation Unit was arbitrarily established at $1 (except the WRL Growth Subaccount and the Target Subaccounts which were established at $10) at the inception of each Subaccount. Thereafter, the value of an Accumulation Unit is determined as of the close of trading on each day the New York Stock Exchange and PFL's Administrative and Service Office are open for business.

  For the Mutual Fund Account, an index (the "Net Investment Factor") which measures the investment performance of a Subaccount during a Valuation Period is used to determine the value of an Accumulation Unit for the next subsequent Valuation Period. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase, decrease or remain the same from one Valuation Period to the next. You bear this investment risk. The Net Investment Performance of a Subaccount and deduction of certain charges affect the Accumulation Unit Value.

  The Net Investment Factor for any Mutual Fund Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

    (a) is the net result of:

      (1) the net asset value per share of the shares held in the Subaccount determined at the end of the current Valuation Period, plus

      (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the Subaccount if the ex-dividend date occurs during the current Valuation Period, plus or minus

      (3) a per share credit or charge for any taxes determined by PFL to have resulted during the Valuation Period from the investment operations of the Subaccount;

    (b) is the net result of the net asset value per share of the shares held in the Subaccount determined as of the end of the immediately preceding Valuation Period, and

    (c) is the charge for Mortality and Expense Risk during the Valuation Period, equal on an annual basis to 1.25% (for both the 5% Annually Compounding Death Benefit and the Double Enhanced Death Benefit) and 1.10% (for the Return of Premium Death Benefit) of the daily net asset value of the Subaccount, plus the .15% Administrative Charge plus the Distribution Financing Charge of .25%. The Distribution Financing Charge is assessed only during the first ten Policy Years and prior to the Annuity Commencement Date.

   ILLUSTRATION OF MUTUAL FUND ACCOUNT ACCUMULATION UNIT VALUE CALCULATIONS

FORMULA AND ILLUSTRATION FOR DETERMINING THE NET INVESTMENT FACTOR

Net Investment Factor = (A + B - C) - E
                        -----------
                             D

   Where:
      A = The Net Asset Value of an Underlying Fund share as of the end of the current Valuation Period.
            Assume..........................................A = $11.57

      B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period.
            Assume...............................................B = 0

      C = The per share charge or credit for any taxes reserved for at the end of the current Valuation Period.
            Assume...............................................C = 0

      D = The Net Asset Value of an Underlying Fund share at the end of the immediately preceding Valuation Period.
            Assume..........................................D = $11.40

      E = The daily deduction for the Mortality and Expense Risk Fee, the Administrative Charge, and the Distribution Financing Charge, which totals 1.65% on an annual basis for the first ten years and 1.40% thereafter. On a daily basis, E equals .0000448376 for the first ten years and .0000380909 thereafter.

Then, the Net Investment Factor = (11.57 + 0 - 0) -
                                  ---------------
                                      (11.40)
                                                  .0000448376 = Z = 1.0148674431

for the first ten years, and (11.57 + 0 - 0) - .0000380909 = 1.0148741898
                             ---------------
                                  11.40
thereafter.

FORMULA AND ILLUSTRATION FOR DETERMINING ACCUMULATION UNIT VALUE

Accumulation Unit Value = A X B


Where: A =  The Accumulation Unit Value for the immediately preceding
            Valuation Period.
            Assume.............................................. = $ X

       B =  The Net Investment Factor for the current Valuation Period.
            Assume................................................ = Y

Then, the Accumulation Unit Value = $ X X Y = $ Z

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

  For both the Mutual Fund Account and the Target Account, the amount of Variable Annuity Payments will vary with Annuity Unit Values. Annuity Unit Values rise if the net investment performance of the Subaccount exceeds the assumed interest rate of 5% annually. Conversely, Annuity Unit Values fall if the net investment performance of the Subaccount is less than the assumed rate. The value of a variable Annuity Unit in each Subaccount was established at $1.00 on the date operations began for that Subaccount. For the Mutual Fund Account, the value of a variable Annuity Unit on any subsequent Business Day is equal to (a) multiplied by (b) multiplied by (c), where:

    (a) is the variable Annuity Unit Value on the immediately preceding Business Day;

    (b) is the Net Investment Factor for the valuation period; and

    (c) is the investment result adjustment factor for the valuation period.

  The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding Business Day to the close of the current Business Day.

  For the Target Account, at the end of each Valuation Period, the Annuity Unit Value is established by multiplying the value of an Annuity Unit determined at the end of the immediately preceding Valuation Period by the Net Investment Factor for the current Valuation Period, and then multiplying that product by an investment result adjustment factor for the purpose of offsetting the effect of an Assumed Investment Return of 5.0% per annum which is assumed in the Annuity Conversion Rates for the Contracts. The Net Investment Factor includes a charge for mortality and expense risks, that is, the Mortality and Expense Risk Fee and Administrative Charge (see "Charges and Deductions" at page 50 of the Prospectus).

  The dollar amount of subsequent Variable Annuity Payments will depend upon changes in applicable Annuity Unit Values.

  The annuity payment rates vary according to the Annuity Option elected and the sex and adjusted age of the Annuitant at the Annuity Commencement Date. The Policy also contains a table for determining the adjusted age of the Annuitant.

              ILLUSTRATION OF CALCULATIONS FOR ANNUITY UNIT VALUE
                         AND VARIABLE ANNUITY PAYMENTS

FORMULA AND ILLUSTRATION FOR DETERMINING ANNUITY UNIT VALUE

Annuity Unit Value = A X B X C

Where: A =  Annuity Unit Value for the immediately preceding Valuation Period.
            Assume.............................................. = $ X

       B = Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated.
            Assume................................................ = Y

       C = A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
            Assume................................................ = Z

Then, the Annuity Unit Value is:
            $ X X Y X Z = $ Q

FORMULA AND ILLUSTRATION FOR DETERMINING AMOUNT OF FIRST MONTHLY VARIABLE ANNUITY PAYMENT

First Monthly Variable Annuity Payment = A X B
                                         ------
                                         $1,000

Where: A =  The Adjusted Policy Value as of the Annuity Commencement Date.
            Assume.............................................. = $ X

       B = The Annuity purchase rate per $1,000 of Adjusted Policy Value based upon the option selected, the sex and adjusted age of the Annuitant according to the tables contained in the Policy.
            Assume.............................................. = $ Y

Then, the first Monthly Variable Annuity
    Payment = $ X X $ Y = $Z
              ---------
                1,000

FORMULA AND ILLUSTRATION FOR DETERMINING THE NUMBER OF ANNUITY UNITS REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT

Number of Annuity Units = A
                          -
                          B

Where: A =  The dollar amount of the first monthly Variable Annuity Payment.
            Assume.............................................. = $ X

       B = The Annuity Unit Value for the Valuation Date on which the first monthly payment is due.
            Assume.............................................. = $ Y

Then, the number of Annuity Units $ X = Z
                                  ---
                                  $ Y

                          HISTORICAL PERFORMANCE DATA

MONEY MARKET YIELDS

  PFL may from time to time disclose the current annualized yield of the Endeavor Money Market Subaccount, which invests in the Endeavor Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Endeavor Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the Endeavor Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a Policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the Administrative

Charges; (ii) the Mortality and Expense Risk Fee, and (iii) the Distribution Financing Charge. Current Yield will be calculated according to the following formula:

                   Current Yield = ((NCS - ES)/UV)/(365/7))

Where:
NCS= The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES = Per unit expenses of the Subaccount for the 7-day period.

UV = The unit value on the first day of the 7-day period.

  Because of the charges and deductions imposed under a Policy, the yield for the Endeavor Money Market Subaccount will be lower than the yield for the Endeavor Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular Policy.

  PFL may also disclose the effective yield of the Endeavor Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

           Effective Yield = (1 + ((NCS - ES)/UV))/365/7/ - 1

Where:
NCS= The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES = Per unit expenses of the Subaccount for the 7-day period.

UV = The unit value on the first day of the 7-day period.

  The yield on amounts held in the Endeavor Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Endeavor Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Endeavor Money Market Portfolio, the types and quality of portfolio securities held by the Endeavor Money Market Portfolio and its operating expenses. For the seven days ended December 31, 1997, the yield of the Endeavor Money Market Subaccount was 2.976%, and the effective yield was 3.020% for the 5% Annually Compounding Death Benefit and the Double Enhanced Death Benefit. For the seven days ended December 31, 1997, the yield of the Endeavor Money Market Subaccount was 3.123%, and the effective yield was 3.171% for the Return of Premium Death Benefit.

OTHER SUBACCOUNT YIELDS

  PFL may from time to time advertise or disclose the current annualized yield of one or more of the Mutual Fund Subaccounts and the Target Subaccounts (except the Endeavor Money Market Subaccount) for 30-day periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Subaccount less Subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period,
(iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2.

Expenses attributable to the Subaccount include (i) the Administrative Charges; (ii) the Mortality and Expense Risk Fee; and (iii) the Distribution Financing Charge. The 30-day yield is calculated according to the following formula:

               Yield = 2 x ((((NI -- ES)/(U x UV)) + 1)/6/ -- 1)

Where:
NI= Net investment income of the Subaccount for the 30-day period attributable to the Subaccount's unit.

ES=  Expenses of the Subaccount for the 30-day period.

U =  The average number of units outstanding.

UV= The unit value at the close (highest) of the last day in the 30-day period.

  Because of the charges and deductions imposed by the Mutual Fund Account, the yield for a Mutual Fund Subaccount will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular Policy.

  The yield on amounts held in the Mutual Fund Subaccounts and the Target Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

TOTAL RETURNS

  PFL may from time to time also advertise or disclose total returns for one or more of the Mutual Fund Subaccounts or the Target Subaccounts for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

  Total returns will be calculated using Subaccount Unit Values which PFL calculates on each Business Day based on the performance of the Mutual Fund Account's underlying Portfolio, and the Target Subaccount's common shares, and the deductions for the Mortality and Expense Risk Fee, the Distribution Financing Charges, and the Administrative Charges. The total return for each Target Subaccount will also reflect the Manager's Fee and other operating expenses. The total return will then be calculated according to the following formula:

                               P (1 + T)/n/ = ERV

Where:
T  = The average annual total return net of Subaccount recurring charges.

ERV= The ending redeemable value of the hypothetical account at the end of the period.

P  = A hypothetical initial payment of $1,000.

N  = The number of years in the period.

OTHER PERFORMANCE DATA

  PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above.

  PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

                              CTR = (ERV / P) - 1

Where:
CTR= The cumulative total return net of Subaccount recurring charges for the period.

ERV= The ending redeemable value of the hypothetical investment at the end of the period.

P=   A hypothetical initial payment of $1,000.

  All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

ADJUSTED PERFORMANCE DATA--THE MUTUAL FUND ACCOUNT

  From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular Mutual Fund Subaccount commenced operations. Such performance information for the Mutual Fund Subaccounts will be calculated based on the performance of the various Portfolios and the assumption that the Mutual Fund Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Policy charges that are currently in effect.

                                    PART II

                              THE TARGET ACCOUNT

WHAT IS THE INVESTMENT STRATEGY?

  The objective of each of the Target Subaccounts is to provide an above-average total return through a combination of dividend income and capital appreciation. While the objectives of the Target Subaccounts are the same, each Target Subaccount follows a different investment strategy (set forth below) in order to achieve its stated objective.

  Each Target Subaccount will initially invest in equal amounts in the common stock described below for each Target Subaccount (the "Common Shares") determined as of a specified business day (the "Initial Stock Selection Date"). The DJIA Target 10 Subaccount will invest in the common stock of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield. The DJIA Target 5 Subaccount will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in the DJIA Target 10 Subaccount. These stocks will be held for one year.

  At the Initial Stock Selection Date, a percentage relationship among the number of Common Shares in a Target Subaccount will be established. When additional funds are deposited into the Target Subaccount, additional Common Shares will be purchased in such numbers reflecting as nearly as practicable the percentage relationship of the number of Common Shares established at the initial purchase. Sales of Common Shares by the Target Subaccount will likewise attempt to replicate the percentage relationship of Common Shares. The percentage relationship among the number of Common Shares in the Target Subaccount should therefore remain stable. However, given the fact that the market price of such Common Shares will vary throughout the year, the value of the Common Shares of each of the companies as compared to the total assets of the Target Subaccount will fluctuate during the year, above and below the proportion established on a Stock Selection Date. On the last Business Day of the 12-month period following the preceding Stock Selection Date ("Annual Stock Selection Date"), a new percentage relationship will be established among the number of Common Shares described above for each Target Subaccount on such date. Common Shares may be sold or new equity securities bought so that the Target Subaccount is equally invested in the common stock of each company meeting the Target Subaccount's investment criteria. Thus the Target Subaccount may or may not hold equity securities of the same companies as the previous year. Any purchase or sale of additional Common Shares during the year will duplicate, as nearly as practicable, the percentage relationship among the number of Common Shares as of the Annual Stock Selection Date since the relationship among the value of the Common Shares on the date of any subsequent transactions may be different than the original relationship among their value.

  The yield for each equity security listed on the DJIA is calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such equity security as of the close of business on the Stock Selection Date.

  The publishers of the DJIA are not affiliated with PFL, Endeavor, or First Trust Advisers L.P. and have not participated in the creation of the Target Subaccounts or the selection of the equity securities included therein. Any changes in the components of any of the respective indices made after a Stock Selection Date will not cause a change in the identity of the Common Shares included in a Target Subaccount, including any additional Common Shares purchased thereafter, until the next Annual Stock Selection Date.

  Investors should note that the above criteria were applied and will in the future be applied to the Common Shares selected for inclusion in the Target Subaccounts as of the respective Stock Selection Date. Additional Common Shares which were originally selected through this process may be purchased throughout the year, as investors may continue to invest in the Target Subaccounts, even though the yields on these Common Shares may have changed subsequent to the previous Stock Selection Date. These Common Shares may no longer be included in the index, or may not meet a Target Subaccount's selection criteria at that time, and therefore, such Common Shares would no longer be chosen for inclusion in the Target Subaccounts if the selection process were to be performed again at that time. The equity securities selected as Common Shares and the percentage relationship among the number of shares will not change for purchase or sales by a Target Subaccount until the next Annual Stock Selection Date.

DETERMINATION OF UNIT VALUE; VALUATION OF SECURITIES

  PFL determines the Unit Value of each Target Subaccount each Business Day. This daily determination of Unit Value is made as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m. New York time unless the Exchange closes earlier, by dividing the total assets of a Target Subaccount less all of its liabilities, by the total number of units outstanding at the time the determination is made. Purchases and redemptions will be effected at the time of determination of Unit Value next following the receipt of any purchase or redemption order deemed to be in good order.

  Equity securities are valued at the last sale price on the exchange on which they are primarily traded or at the ask price on the NASDAQ system for unlisted national market issues, or at the last quoted bid price for securities in which there were no sales during the day or for unlisted securities not reported on the NASDAQ system. Short-term obligations which mature in 60 days or less are valued at amortized cost, which approximates fair value as determined by the Board of Managers. Futures and option contracts that are traded on commodities or securities exchanges are normally valued at the settlement price on the exchange on which they are traded. Securities (other than short-term obligations) for which there are no such quotations or valuations are valued at fair value as determined in good faith by or at the direction of the Board of Managers of the Target Subaccounts.

                                  MANAGEMENT

THE BOARD OF MANAGERS

  The members of the Board of Managers of the Target Account, and their principal occupations during the past five years are set forth below. Their titles may have varied during that period. Unless otherwise indicated, the address of each member is 2101 East Coast Highway, Suite 300, Corona del Mar, California 92625.

 NAME, AGE AND ADDRESS     HELD WITH REGISTRANT           DURING PAST 5 YEARS
 ---------------------   ------------------------ ------------------------------------
+Vincent J. McGuinness,  President and Manager    From January, 1997 to December 1997,
 Jr. (32)                                         Executive Vice-President of
                                                  Operations and since December, 1997,
                                                  Chief Financial Officer of Endeavor
                                                  Group; from September, 1996 to June,
                                                  1997, Chief Financial Officer and
                                                  since May, 1996, Director, and since
                                                  June, 1997, Executive Vice
                                                  President--Administration of
                                                  Endeavor Management Co.; since
                                                  August, 1996, Chief Financial
                                                  Officer of VJM Corporation; from
                                                  May, 1996 to January 1997, Executive
                                                  Vice President and Director of
                                                  Sales, Western Division of Endeavor
                                                  Group; since May, 1996, Chief
                                                  Financial Officer of McGuinness &
                                                  Associates; from July, 1993 to
                                                  August, 1995 Rocky Mountain Regional
                                                  Marketing Director for Endeavor
                                                  Group.

+Vincent J. McGuinness   Manager                  Chairman, Chief Executive Officer
 (63)                                             and Director of McGuinness &
                                                  Associates, Endeavor Group, VJM
                                                  Corporation (oil and gas), until
                                                  July, 1996 McGuinness Group
                                                  (insurance marketing) and until
                                                  January, 1994 Swift Energy Marketing
                                                  Company and since September, 1988
                                                  Endeavor Management Co.; President
                                                  of VJM Corporation, Endeavor
                                                  Management Co. and, since February,
                                                  1996, McGuinness & Associates;
                                                  Trustee, Endeavor Series Trust.

 NAME, AGE AND ADDRESS      HELD WITH REGISTRANT           DURING PAST 5 YEARS
 ---------------------    ------------------------ ------------------------------------
Timothy A. Devine (63)    Manager                  Prior to September, 1993, President
1424 Dolphin Terrace                               and Chief Executive Officer, Devine
Corona del Mar, Califor-                           Properties, Inc. Since September,
nia                                                1993, Vice President, Plaint
92625                                              Control, Inc. (landscape contracting
                                                   and maintenance); Trustee, Endeavor
                                                   Series Trust.

Thomas J. Hawekotte (63)  Manager                  President, Thomas Hawekotte, P.C.
1200 Lake Shore Drive                              (law practice); Trustee, Endeavor
Chicago, Illinois 60610                            Series Trust.

Steven L. Klosterman      Manager                  Since July, 1995, President of
(46)                                               Klosterman Capital Corporation
5973 Avenida Encinas,                              (investment adviser); Investment
#300                                               Counselor, Robert J. Metcalf &
Carlsbad, California                               Associates, Inc. (investment
92008                                              adviser) from August, 1990 to June,
                                                   1995; Trustee, Endeavor Series
                                                   Trust.

*Halbert D. Lindquist     Manager                  President, Lindquist Enterprises,
(52)                                               Inc. (financial services) and since
1650 E. Fort Lowell Road                           December, 1987 Tucson Asset
Tucson, Arizona 85719-                             Management Inc. (financial
2324                                               services), and since November, 1987,
                                                   Presidio Government Securities,
                                                   Incorporated (broker-dealer);
                                                   Trustee, Endeavor Series Trust.

R. Daniel Olmstead, Jr.   Manager                  Rancher until January, 1997. Since
(66)                                               January, 1997, real estate
2661 Point Del Mar                                 consultant; Trustee, Endeavor Series
Corona Del Mar, Califor-                           Trust.
nia 92625

Keith H. Wood (62)        Manager                  Since 1972, Chairman and Chief
                                                   Executive Officer of Jameson, Eaton
                                                   & Wood (investment adviser) and
                                                   since 1979, President of Ivory &
                                                   Sime International, Inc. (investment
                                                   adviser); Trustee, Endeavor Series
                                                   Trust.

*William. L. Busler (55)  Manager                  President, PFL Life Insurance
4333 Edgewood Road N.E.                            Company; Trustee, Endeavor Series
Cedar Rapids, Iowa                                 Trust.
52499-0001

 NAME, AGE AND ADDRESS     HELD WITH REGISTRANT           DURING PAST 5 YEARS
 ---------------------   ------------------------ ------------------------------------
 Michael J. Roland (39)  Chief Financial Officer  Since June, 1996, Chief Financial
                         (Treasurer)              Officer of Endeavor Group, Endeavor
                                                  Management Co. and Endeavor Series
                                                  Trust; from January, 1995 to April,
                                                  1997, Senior Vice President,
                                                  Treasurer and Chief Financial
                                                  Officer of Pilgrim America Group,
                                                  Pilgrim America Investments, Inc.,
                                                  Pilgrim America Securities and of
                                                  each of the funds in the Pilgrim
                                                  America Group of Funds; from July,
                                                  1994 to December, 1994, partner at
                                                  the consulting firm of Corporate
                                                  Savings Group; From March, 1992 to
                                                  June, 1994, Vice President of PIMCO
                                                  Advisors, LP and of the PIMCO
                                                  Institutional Funds.

 Pamela A. Shelton (48)  Secretary                Since October, 1993, Executive
                                                  Secretary to Chairman of the Board
                                                  and Chief Executive Officer of, and
                                                  since April, 1996, Secretary of
                                                  McGuinness & Associates, Endeavor
                                                  Group, VJM Corporation, McGuinness
                                                  Group (until July, 1996) and
                                                  Endeavor Management Co.; from July,
                                                  1992 to October, 1993,
                                                  Administrative Secretary, Mayor and
                                                  City Council, City of Laguna Niguel,
                                                  California; Secretary, Endeavor
                                                  Series Trust.

--------
*  An "interested person" of the Fund as defined in the 1940 Act.
+  Vincent J. McGuinness, Jr. is the son of Vincent J. McGuinness.

  The Rules and Regulations of the Target Account provide that the Target Account will indemnify its Board of Managers and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Target Account, except if it is determined in the manner specified in the Rules and Regulations that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Target Account or that such indemnification would relieve any officer or member of the Board of Managers of any liability to the Target Account or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. The Target Account, at its expense, provides liability insurance for the benefit of its Board of Managers and officers.

  Compensation. For the first full year of the Target Account, the following compensation is estimated to be paid to members of the Board of Managers:

                                                              TOTAL COMPENSATION
                                                  AGGREGATE      FROM ACCOUNT
                                                 COMPENSATION  AND FUND COMPLEX
NAME OF PERSON                                   FROM ACCOUNT  PAID TO TRUSTEES
--------------                                   ------------ ------------------
Vincent J. McGuinness...........................     $               $
Timothy A. Devine...............................
Thomas J. Hawekotte.............................
Steven L. Klosterman............................
Halbert D. Lindquist............................
R. Daniel Olmstead..............................
Keith H. Wood...................................
Vincent J. McGuinness, Jr.......................
William L. Busler...............................

THE INVESTMENT ADVISORY SERVICES

  First Trust Advisers L.P. (the "Adviser") is the Target Account's investment adviser. The Adviser manages the assets of each Target Subaccount, consistent with the investment objective and policies described herein and in the Prospectus, pursuant to an investment advisory agreement (the "Advisory Agreement") with Endeavor Investment Advisers, the Target Account's Manager.

  Under the Advisory Agreement, the Adviser provides each Target Subaccount with discretionary investment services. Specifically, the Adviser is responsible for supervising and directing the investments of each Target Subaccount in accordance with each Target Subaccount's investment objective, program, and restrictions as provided in the Prospectus and this Statement of Additional Information. The Adviser is also responsible for effecting all security transactions on behalf of each Target Subaccount.

  As compensation for its services, the Adviser receives a fee of 0.35% of the average daily net assets of each Target Subaccount, which is paid by the Manager. Each Target Subaccount's Advisory Agreement also provides that the Adviser, its directors, officers, employees, and certain other persons performing specific functions for the Target Subaccounts will only be liable to the Target Subaccount for losses resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.

THE MANAGER

  The Target Account is managed by Endeavor Investment Advisers ("the Manager") which, subject to the supervision and direction of the Target Account's Board of Managers, has overall responsibility for the general management and administration of the Target Account. The Manager is a general partnership of which Endeavor Management Co. is the managing partner. Endeavor Management Co., by whose employees all management services performed under the management agreement are rendered to the Target Account, holds a 50.01% interest in the Manager and AUSA Financial Markets, Inc., an affiliate of PFL, holds the remaining 49.99% interest therein. Vincent J. McGuinness, a member of the Board of Managers of the Target Account, together with his family members and trusts for the benefit of his family members, own all of Endeavor Management Co.'s outstanding common stock. Mr. McGuinness is Chairman, Chief Executive Officer and President of Endeavor Management Co.

  The Manager is responsible for providing investment management to the Target Account and in the exercise of such responsibility selects an investment adviser for each of the Target Subaccounts (the "Adviser") and monitors the Adviser's investment program and results, reviews brokerage matters, oversees compliance by the Target Account with various federal and state statutes, and carries out the directives of the Board of Managers. The Manager is responsible for providing the Target Account with office space, office equipment, and personnel necessary to operate and administer the Target Account's business, and also supervises the provision of services by third parties such as the Target Account's custodian, transfer agent, and administrator. Pursuant to an administration agreement, First Data Investor Services Group, Inc. ("FDISG") assists the Manager in the performance of its administrative responsibilities to the Target Account.

  As compensation for its services, the Manager receives a fee equal to 0.75% of the average daily net assets of each Target Subaccount.

TRANSFER AGENT AND CUSTODIAN

  All cash and securities of each Target Subaccount are held by Boston Safe Deposit and Trust Company as custodian. FDISG, located at 4400 Computer Drive, Westborough, Massachusetts 01581, serves as transfer agent for the Target Account.

                             BROKERAGE ALLOCATION

  The Adviser invests all assets of the Target Subaccounts in common stock and incurs brokerage costs in connection therewith.

  Allocations of transactions by the Target Subaccounts, including their frequency, to various dealers is determined by the Adviser in its best judgment and in a manner deemed to be in the best interest of the investors in the Target Subaccount rather than by any formula. The primary consideration is prompt execution of orders in an effective manner at the most favorable price. Purchases and sales of securities may be principal transactions; that is, securities may be purchased directly from the issuer or from an underwriter or market maker for the securities. Any transactions for which the Target Subaccounts pays a brokerage commission will be effected at the best price and execution available. Purchases from underwriters of securities include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers include the spread between the bid and the asked price. Brokerage may be allocated based on the sale of Policies by dealers.

                            INVESTMENT RESTRICTIONS

  Fundamental policies of the Target Subaccounts may not be changed without the approval of the lesser of (1) 67% of the persons holding voting interests (generally Policy Owners) present at a meeting if the holders of more than 50% are present in person or by proxy or (2) more than 50% of the persons holding voting interests. Other restrictions, in the form of operating policies, are subject to change by the Board of Managers without the approval of persons holding a voting interest. Any investment restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowings by, a Target Subaccount.

FUNDAMENTAL POLICIES

  As a matter of fundamental policy, each Target Subaccount may not:

    (1) Borrowing. Borrow money, except each Target Subaccount may borrow as a temporary measure for extraordinary or emergency purposes, and then only in amounts not exceeding 30% of its total assets valued at market. Each Target Subaccount will not borrow in order to increase income (leveraging), but only to facilitate redemption requests which might otherwise require untimely investment liquidations;

    (2) Loans. Make loans, although the Target Subaccounts may purchase money market securities and enter into repurchase agreements; and they may lend their Common Shares.

    (3) Margin. Purchase securities on margin;

    (4) Mortgaging. Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the Target Subaccounts as security for indebtedness except as may be necessary in connection with permissible borrowings, in which event such mortgaging, pledging, or hypothecating may not exceed 30% of each Target Subaccount's total assets, valued at market;

    (5) Real Estate. Purchase or sell real estate;

    (6) Senior Securities. Issue senior securities (except permitted borrowings);

    (7) Short Sales. Effect short sales of securities; or

    (8) Underwriting. Underwrite securities issued by other persons, except to the extent the Target Subaccounts may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with the purchase and sale of their portfolio securities in the ordinary course of pursuing their investment programs.

  In addition, as a matter of fundamental policy, each Target Subaccount may engage in futures and options transactions and hold warrants.

OPERATING POLICIES

  As a matter of operating policy, each Target Subaccount may not:

    (1) Control of Companies. Invest in companies for the purpose of exercising management or control;

    (2) Illiquid Securities. Purchase a security if, as a result of such purchase, more than 15% of the value of each Target Subaccount's net assets would be invested in illiquid securities or other securities that are not readily marketable.

    (3) Oil and Gas Programs. Purchase participations or other direct interests or enter into leases with respect to, oil, gas, other mineral exploration or development program.

OPTIONS AND FUTURES STRATEGIES.

  A Subaccount may at times seek to hedge against either a decline in the value of its portfolio securities or an increase in the price of securities which the Adviser plans to purchase through the writing and purchase of options and the purchase or sale of future contracts and related options. Expenses and losses incurred as a result of such hedging strategies will reduce a Subaccount's current return.

  The ability of a Subaccount to engage in the options and futures strategies described below will depend on the availability of liquid markets in such instruments. It is impossible to predict the amount of trading interest that may exist in various types of options or futures. Therefore no assurance can be given that a Subaccount will be able to utilize these instruments effectively for the purposes stated below.

  Writing Covered Options on Securities. A Subaccount may write covered call options and covered put options on optionable securities of the types in which it is permitted to invest from time to time as the Adviser determines is appropriate in seeking to attain the Subaccount's investment objective. Call options written by a Subaccount give the holder the right to buy the underlying security from the Subaccount at a started exercise price; put options give the holder the right to sell the underlying security to the Subaccount at a stated price.

  A Subaccount may only write call options on a covered basis or for cross-hedging purposes and will only write covered put options. A put option would be considered "covered" if the Subaccount owns an option to sell the underlying security subject to the option having an exercise price equal to or greater than the exercise price of the "covered" option at all times while the put option is outstanding. A call option is covered if the Subaccount owns or has the right to acquire the underlying securities subject to the call option (or comparable securities satisfying the cover requirements of securities exchanges) at all times during the option period. A call option is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against another security which the Subaccount owns or has the right to acquire. In the case of a call written for cross-hedging purposes or a put option, the Subaccount will maintain in a segregated account at the Subaccount's custodian bank cash or short-term U.S. government securities with a value equal to or greater than the Subaccount's obligation under the option. A Subaccount may also write combinations of covered puts and covered calls on the same underlying security.

  A Subaccount will receive a premium from writing an option, which increases the Subaccount's return in the event the option expires unexercised or is terminated at a profit. The amount of the premium will reflect, among other things, the relationship of the market price of the underlying security to the exercise price of the option, the term of the option, and the volatility of the market price of the underlying security. By writing a call option, a Subaccount will limit its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option. By writing a put option, a Subaccount will assume the risk that it may be required to purchase the underlying security for an exercise price higher than its then current market price, resulting in a potential capital loss if the purchase price exceeds the market price plus the amount of the premium received.

  A Subaccount may terminate an option which it has written prior to its expiration by entering into a closing purchase transaction in which it purchases an option having the same terms as the option written. The Subaccount will realize a profit (or loss) from such transaction if the cost of such transaction is less (or more) than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option may be offset in whole or in part by unrealized appreciation of the underlying security owned by the Subaccount.

  Purchasing Put and Call Options on Securities. A Subaccount may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. This protection is provided during the life of the put option since the Subaccount, as holder of the put, is able to sell the underlying security at the exercise price regardless of any decline in the underlying security's market price. For the purchase of a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, any profit which the Subaccount might otherwise have realized on the underlying security will be reduced by the premium paid for the put option and by transaction costs.

  A Subaccount may also purchase a call option to hedge against an increase in price of a security that it intends to purchase. This protection is provided during the life of the call option since the Subaccount, as holder of the call, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. For the purchase of a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. By using call options in this matter, any profit which the Subaccount might have realized had it brought the underlying security at the time it purchased the call option will be reduced by the premium paid for the call option and by transaction costs.

  No Subaccount intends to purchase put or call options if, as a result of any such transaction, the aggregate cost of options held by the Subaccount at the time of such transaction would exceed 5% of its total assets.

  Limitations. A Subaccount will not purchase or sell futures contracts or options on futures contracts for non-hedging purposes if, as a result, the sum of the initial margin deposits on its existing futures contracts and related options positions and premiums paid for options on futures contracts would exceed 5% of the net assets of the Subaccount unless the transaction meets certain "bona fide hedging" criteria.

  Risks of Options and Futures Strategies. The effective use of options and futures strategies depends, among other things, on a Subaccount's ability to terminate options and futures positions at times when the Adviser deems it desirable to do so. Although a Subaccount will not enter into an option or futures position unless the Adviser believes that a liquid market exists for such option or future, there can be no assurance that a Subaccount will be able to effect closing transactions at any particular time or at an acceptable price. The Adviser generally expects that options and futures transactions for the Subaccounts will be conducted on recognized exchanges. In certain instances, however, a Subaccount may purchase and sell options in the over-the-counter market. The staff of the Securities and Exchange Commission considers over-the-counter options to be illiquid. A Subaccount's ability to terminate option positions established in the over-the-counter market may be more limited than in the case of exchange traded options and may also involve the risk that securities dealers participating in such transactions would fail to meet their obligations to the Subaccount.

  The use of options and futures involves the risk of imperfect correlation between movements in options and futures prices and movements in the price of the securities that are the subject of the hedge. The successful use of these strategies also depends on the ability of the Subaccounts' Adviser to forecast correctly interest rate movements and general stock market price movements. The risk increases as the composition of the securities held by the Subaccount diverges from the composition of the relevant option or futures contract.

SECURITIES LENDING

  Each Target Subaccount may also lend Common Shares to broker-dealers and financial institutions to realize additional income. As an operating policy, the Target Subaccounts will not lend Common Shares or other assets, if as a result, more than 33% of each Subaccount's total assets would be lent to other parties. Under applicable regulatory requirements (which are subject to change), the following conditions apply to securities loans: (a) the loan must be continuously secured by liquid assets maintained on a current basis in an amount at least equal to the market value of the securities loaned; (b) each Target Subaccount must receive any dividends or interest paid by the issuer on such securities; (c) each Target Subaccount must have the right to call the loan and obtain the securities loaned at any time upon notice of not more than five business days, including the right to call the loan to permit voting of the securities; and (d) each Target Subaccount must receive either interest from the investment of collateral or a fixed fee from the borrower.

  Securities loaned by a Target Subaccount remain subject to fluctuations in market value. A Target Subaccount may pay reasonable finders, custodian and administrative fees in connection with a loan. Securities lending, as with other extensions of credit, involves the risk that the borrower may default. Although securities loans will be fully collateralized at all times, a Target Subaccount may experience delays in, or be prevented from, recovering the collateral. During the period that the Target Subaccount seeks to enforce its rights against the borrower, the collateral and the securities loaned remain subject to fluctuations in market value. The Target Subaccount do not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if it were considered important with respect to the investment. A Target Subaccounts may also incur expenses in enforcing its rights. If a Target Subaccount has sold a loaned security, it may not be able to settle the sale of the security and may incur potential liability to the buyer of the security on loan for its costs to cover the purchase.

                                   PART III

                            STATE REGULATION OF PFL

  PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                ADMINISTRATION

  PFL performs administrative services for the Policies. These services include issuance of the Policies, maintenance of records concerning the Policies, and certain valuation services.

                              RECORDS AND REPORTS

  All records and accounts relating to the Mutual Fund Account and the Target Account will be maintained by PFL. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, PFL will mail to all Policy Owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE POLICIES

  The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the Policies is continuous and PFL does not anticipate discontinuing the offering of the Policies. However, PFL reserves the right to discontinue the offering of the Policies.

  AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the Policies and may enter into agreements with broker-dealers for the distribution of the Policies. Prior to April 30, 1998, AEGON USA Securities, Inc. (also an affiliate of PFL) was the principal underwriter. During 1997, 1996, and 1995, the amount paid to AEGON USA Securities, Inc. and/or the broker-dealers for their services was $3,281,871, $3,124,677, and $620,549, respectively.

  The Target Account has adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act for the Distribution Financing Charge (the "Distribution Plan"). The Distribution Plan has been approved by a majority of the disinterested members of the Board of Managers of the Target Account. The Distribution Plan is designed to partially compensate PFL for the cost of distributing the Policies. Charges under the Distribution Plan will be used to support marketing efforts, training of representatives and reimbursement of expenses incurred by broker/dealers who sell the Policies, and will be based on a percentage of the daily net assets of the Target Account. The Distribution Plan may be terminated at any time by a vote of a majority of the disinterested members of the Target Account's Board of Managers, or by a vote of the majority of its outstanding shares. (See "CHARGES AND DEDUCTIONS-- Distribution Financing Charge," p. 51.)

                                OTHER PRODUCTS

  PFL makes other variable annuity policies available that may also be funded through the Mutual Fund Account and/or the Target Account. These variable annuity policies may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

  The assets of each of the Mutual Fund Subaccounts and the Target Subaccounts are held by PFL. The assets of each of the Subaccounts are segregated and held separate and apart from the assets of the other Subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the Underlying Funds held by each of the Mutual Fund Subaccounts, and of all purchases and sales of common stock held by each of the Target Subaccounts. Additional protection for the assets of the Mutual Fund Account and the Target Account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.

                                 LEGAL MATTERS

  Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Policies has been provided to PFL by Sutherland, Asbill & Brennan LLP, of Washington D.C.

                               OTHER INFORMATION

  A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS

  The values of your interest in the Mutual Fund Account or the Target Account will be affected solely by the investment results of the selected Subaccount(s). Financial Statements of The PFL Endeavor Platinum Variable Annuity Account (which comprises a portion of the PFL Endeavor VA Separate Account) are contained herein. The financial statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of PFL to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Mutual Fund Account or the Target Account.

  There are no financial statements for the Target Account because as of the date hereof it had not commenced operations and had no assets or liabilities.

                             INDEPENDENT AUDITORS

  The Financial Statements of PFL as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and the Financial Statements of The PFL Endeavor Platinum Variable Annuity Account (which comprises a portion of the PFL Endeavor VA Separate Account) at December 31, 1997 and for each of the two years in the period then ended, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309. Ernst & Young will also be the independent auditors for the Target Account.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the PFL Endeavor Target Account has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corona Del Mar and State of California on this 23rd day of February 1998.


                         PFL ENDEAVOR TARGET ACCOUNT

                         By:  /s/ Vincent J. McGuinness, Jr.
                              ---------------------------------
                              Vincent J. McGuinness, Jr.
                              President

                         PFL LIFE INSURANCE COMPANY

                         By:  /s/ William L. Busler
                              ----------------------------------
                              William L. Busler
                              President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on N-3 has been signed below by the following persons in the capacities and on the dates indicated. By so signing, each of the undersigned in his capacity as an manager or officer, or both, as the case may be of the Registrant, does hereby appoint Robert Hickey and David Leahy, and each of them, severally, or if more than one acts, a majority of them, his true and lawful attorney and agent to execute in his name, place and stead (in such capacity) any and all amendments to the Registration Statement and any post-effective amendments thereto and all instruments necessary or desirable in connection therewith, to attest the seal of the Registrant thereon and to tile the same with the Securities and Exchange Commission. Each of said attorneys and agents shall have the power to act with or without the other and have full power and authority to do and perform in the name and on behalf of each of the undersigned, in any and all capacities, every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as each of the undersigned might our could do in person, hereby ratifying and approving the act of said attorneys and agents and each of them.

          Signature                Title                       Date
          ---------                -----                       ----

/s/ Vincent J. McGuinness          Manager                     February 23, 1998
-------------------------------                                -----------
Vincent J. McGuinness

/s/ Timothy A. Devine              Manager                     February 23, 1998
-------------------------------                                -----------
Timothy A. Devine

/s/ Thomas J. Hawekotte            Manager                     February 23, 1998
-------------------------------                                -----------
Thomas J. Hawekotte

/s/ Steven L. Klosterman           Manager                     February 23, 1998
-------------------------------                                -----------
Steven L. Klosterman

/s/ Halbert D. Linquist            Manager                     February 23, 1998
-------------------------------                                -----------
Halbert D. Linquist

/s/ R. Daniel Olmstead, Jr.        Manager                     February 23, 1998
-------------------------------                                -----------
R. Daniel Olmstead, Jr.

/s/ Michael J. Roland              Chief Financial Officer     February 23, 1998
-------------------------------    and Treasurer               -----------
Michael J. Roland

/s/ Vincent J. McGuinness, Jr.     Manager                     February 23, 1998
-------------------------------                                -----------
Vincent J. McGuinness, Jr.

/s/ Keith H. Wood                  Manager                     February 23, 1998
-------------------------------                                -----------
Keith H. Wood

/s/ William L. Busler              Manager                     February 23, 1998
-------------------------------                                -----------
William L. Busler

                                                                Registration No.
                                                                       333-36297



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                               ----------------


                                   EXHIBITS

                                      TO

                                   FORM N-3

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                          PFL ENDEAVOR TARGET ACCOUNT


                               ----------------

                                  EXHIBIT INDEX

Exhibit No.     Description of Exhibit                                 Page No.*
-----------     ----------------------                                 ---------

(5)(a)(1) Principal Underwriting Agreement by and between PFL Life Insurance Company on its own behalf and on behalf of the Target Account, and AFSG Securities Corporation.

(5)(b) Form of Broker-Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker-Dealer.

(6)(f)           Form of Policy Endorsement.

(6)(g)           Form of Policy for the PFL Endeavor Platinum Variable
                 Annuity.

(7)(b)           Form of Application for the PFL Endeavor Platinum
                 Variable Annuity.

(8)(a)           Articles of Incorporation for PFL Life Insurance
                 Company.

(8)(b)           ByLaws of PFL Life Insurance Company.

(12)             Opinion and Consent of Counsel

(13)(a)          Opinion and Consent of Actuary



* Page numbers included only in manually executed original, in compliance with Rule 403(d).